Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

APELLIS

PHARMACEUTICALS, INC.,

ASPEN PURCHASER SUB,

INC.

and

BIOGEN INC.

Dated as of March 31, 2026

3.19	Section 203 of the DGCL	37
3.20	Brokers	38
3.21	Insurance	38
3.22	No Other Parent or Purchaser Representations or Warranties	38

Article IV

	Representations and Warranties of the Parent and the Purchaser	39

4.1	Organization, Standing and Power	39
4.2	Authority; No Conflict; Required Filings and Consents	39
4.3	Offer Documents; Information Provided	41
4.4	Operations of the Purchaser	41
4.5	Section 203 of the DGCL	41
4.6	Sufficient Funds	41
4.7	Litigation	42
4.8	Other Agreements or Understandings	42
4.9	Brokers	42
4.10	Independent Investigation	42
4.11	No Other Company Representations or Warranties	42

Article V

	Conduct of Business	43

5.1	Covenants of the Company	43

Article VI

	Additional Agreements	47

6.1	No Solicitation	47
6.2	Control of Operations	50
6.3	Confidentiality; Access to Information	51
6.4	Reasonable Best Efforts	51
6.5	Public Disclosure	54
6.6	Indemnification	55
6.7	Employee Benefits Matters	57
6.8	State Takeover Laws	58
6.9	Rule 16b-3	58
6.10	Rule 14d-10 Matters	58
6.11	Security Holder Litigation	59
6.12	Financing; Convertible Senior Notes; Capped Call Transaction; Company Credit Agreement	59
6.13	Tax Matters	63

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Article VII

	Conditions to Merger	64

7.1	Conditions to Each Party’s Obligation To Effect the Merger	64

Article VIII

	Termination and Amendment	64

8.1	Termination	64
8.2	Effect of Termination	66
8.3	Fees and Expenses	66
8.4	Amendment	68
8.5	Extension; Waiver	68

Article IX

	Defined Terms	68

Article X

	Miscellaneous	84

10.1	Nonsurvival of Representations and Warranties	84
10.2	Notices	84
10.3	Entire Agreement	85
10.4	Third Party Beneficiaries	86
10.5	Assignment	86
10.6	Severability	86
10.7	Counterparts and Signature	87
10.8	Interpretation	87
10.9	Governing Law	88
10.10	Remedies	88
10.11	Submission to Jurisdiction	88
10.12	WAIVER OF JURY TRIAL	89
10.13	Disclosure Schedule	89
10.14	Purchaser Obligations	89

Annex I     Conditions of the Offer

Exhibit A    Form of Certificate of Incorporation of the Surviving Corporation

Exhibit B    Form of Contingent Value Rights Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of this 31st day of March, 2026, by and among Biogen Inc., a Delaware corporation (the “Parent”), Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”), and Apellis Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser will commence a cash tender offer (as it may be extended or amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock for (a) $41.00 per share of Company Common Stock, net to the seller in cash, without interest thereon and subject to Sections 1.1(g) and 2.11 (the “Cash Amount”), plus (b) one (1) contingent value right (a “CVR”) per share of Company Common Stock, which shall represent the right to receive each Milestone Payment Amount upon the achievement of the applicable Milestone, subject to and in accordance with the terms and conditions of the CVR Agreement (the Cash Amount plus one (1) CVR, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Offer Price”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable following the consummation of the Offer, in accordance with Section 251(h) of the DGCL, the Purchaser shall merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger (the “Surviving Corporation”), with each share of Company Common Stock outstanding immediately prior to the Merger, except as otherwise provided herein, being converted in the Merger into the right to receive the Offer Price, without interest thereon and subject to Section 2.11 (the “Merger Consideration”);

WHEREAS, the Merger shall be governed by and effected under Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board has as of the date hereof (a) determined and declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and the CVR Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth herein, (b) approved and declared the advisability of this Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL, (d) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and (e) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (the preceding clauses (a) through (e), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of the Parent and the Purchaser have adopted, approved and declared it advisable for the Parent and the Purchaser to enter into this Agreement and the CVR Agreement and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement and the CVR Agreement, upon the terms and subject to the conditions set forth herein, and the board of directors of the Purchaser has recommended that the sole stockholder of Purchaser approve and adopt this Agreement in its capacity as the sole stockholder of the Purchaser;

WHEREAS, at or prior to the Acceptance Time, the Parent and the Company shall execute and deliver the Contingent Value Rights Agreement, substantially in the form attached hereto as Exhibit B (as it may be amended or supplemented from time to time in accordance with its terms, the “CVR Agreement”), by and among the Parent, the Company and a rights agent mutually acceptable to the Company and the Parent (the “Rights Agent”), pursuant to which the CVRs shall be issued to holders of Company Common Stock and holders of Company Equity Awards (as defined in the CVR Agreement); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Parent and the Purchaser to enter into this Agreement, certain stockholders of the Company are entering into Tender and Support Agreements with the Parent and the Purchaser (the “Tender and Support Agreements”), pursuant to which, among other things, such stockholders of the Company have agreed to tender all of their shares of Company Common Stock to the Purchaser in the Offer, upon the terms and subject to conditions set forth in the Tender and Support Agreements.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Parent, the Purchaser and the Company, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE CASH TENDER OFFER

1.1 The Offer.

(a) Commencement of the Offer; Acceptance of Shares. Subject to the terms and conditions of this Agreement, as soon as practicable (and in any event within ten (10) Business Days) after the date of this Agreement, the Purchaser shall (and the Parent shall cause the Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase any and all outstanding shares of Company Common Stock for a price per share of Company Common Stock, subject to Section 1.1(g), equal to the Offer Price. As promptly as practicable upon the later of: (i) the earliest time as of which the Purchaser is permitted under the Exchange Act to irrevocably accept for purchase shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions shall have been satisfied or waived, the Purchaser shall (and the Parent shall cause the Purchaser to) irrevocably accept for purchase all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer. The obligation of the Purchaser to (and of the Parent to cause the Purchaser to)

irrevocably accept for purchase, and purchase, all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions). The Purchaser shall promptly (and in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the Paying Agent to pay, for all shares of Company Common Stock validly tendered (and not validly withdrawn) in the Offer. All such payments shall be made net to the seller in cash, without interest and subject to Sections 1.1(g) and 2.11.

(b) Expiration Time; Extensions and Amendment.

(i) The Offer shall initially expire at one minute after 11:59 p.m., Eastern time, on the day that is the twentieth (20th) Business Day after commencement of the Offer (determined in accordance with Rules 14d-1(g)(3) and 14d-2 under the Exchange Act) (such date and time (as such date and time may be extended pursuant to Section 1.1(b)(ii)), the “Expiration Time”). Subject to the immediately succeeding sentence, the Parent and the Purchaser expressly reserve the right to increase the Offer Price and the right to waive any of the Offer Conditions. Notwithstanding anything to the contrary contained in this Agreement, neither the Parent nor the Purchaser shall (without the prior written consent of the Company in its discretion): (A) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the maximum number of shares of Company Common Stock sought to be purchased in the Offer; (B) extend or otherwise change the Expiration Time, except pursuant to Section 1.1(b)(ii); (C) terminate the Offer except pursuant to Section 1.1(f); (D) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; (E) amend, change or waive the Minimum Condition or the Offer Conditions set forth in clauses (b), (c) and (g) of Annex I; (F) amend, modify or supplement any Offer Condition or the terms of the Offer in any manner adverse to holders of shares of Company Common Stock or that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; or (G) impose any condition to the Offer other than the Offer Conditions. For the avoidance of doubt, the Purchaser shall not, without the prior written consent of the Company in its discretion, accept for payment or pay for any shares of Company Common Stock if, as a result, the Purchaser would acquire less than the number of shares of Company Common Stock necessary to satisfy the Minimum Condition or any of the Offer Conditions set forth in clauses (b), (c) and (g) of Annex I are not satisfied.

(ii) (A) The Purchaser shall (and the Parent shall cause the Purchaser to) extend the scheduled Expiration Time as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC), (B) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by the Purchaser or the Parent, the Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one (1) or more occasions, for an extension period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (C) if, as of the then-scheduled Expiration Time, any Offer Condition (other than solely the Minimum Condition) is not satisfied and has not been waived by the Purchaser or the Parent, upon the Company’s written request, the Purchaser shall, and the Parent shall cause the Purchaser to, extend the Offer for successive extension periods specified by the Company (not in excess of ten (10) Business Days per extension), to permit such Offer Condition to be satisfied or

(D) if, as of the then-scheduled Expiration Time, the Minimum Condition is not satisfied but all other Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived, at the written request of the Company, the Purchaser shall, and the Parent shall cause the Purchaser to, extend the Offer for successive extension periods specified by the Company (not in excess of ten (10) Business Days per extension), to permit the Minimum Condition to be satisfied, it being understood and agreed that the Purchaser shall not be required to extend the Offer pursuant to this clause (D) for more than thirty (30) Business Days in the aggregate for all such extensions pursuant to this clause (D); provided, however, that none of the foregoing clauses (B), (C) or (D) of this Section 1.1(b)(ii) shall (or shall be deemed to) impair, limit or otherwise restrict in any manner the right of the parties hereto to terminate this Agreement pursuant to and in accordance with the terms of Article VIII; provided, further, that in no event shall the Purchaser be required or, without the prior written consent of the Company, permitted to extend the Offer beyond one minute after 11:59 p.m., Eastern time, on the Outside Date.

(c) Schedule TO and Offer Documents. On the date of commencement of the Offer, the Parent and the Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain an offer to purchase and a form of the related letter of transmittal and ancillary documents and instruments pursuant to which the Offer will be made (collectively, together with any supplements or amendments thereto, the “Offer Documents”). The Parent and the Purchaser shall take all steps necessary to cause the Offer Documents to be disseminated to holders of shares of Company Common Stock, as and to the extent required by applicable U.S. federal securities laws. Each of the Parent, the Purchaser and the Company shall promptly correct any information provided by it or on its behalf specifically for inclusion in the Schedule TO or the other Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable law, and the Parent and the Purchaser shall take all steps necessary to amend or supplement the Schedule TO and, as applicable, the other Offer Documents and to cause the Schedule TO as so amended and supplemented to be filed with the SEC and the other Offer Documents as so amended and supplemented to be disseminated to holders of shares of Company Common Stock, in each case, as and to the extent required by applicable U.S. federal securities laws. Unless the Company Board has effected a Company Board Recommendation Change, the Company and its counsel shall be given reasonable opportunity to review and comment upon the Offer Documents and any amendments thereto prior to the filing thereof with the SEC or dissemination to the holders of shares of Company Common Stock, and the Parent shall give reasonable and good faith consideration to any comments made by the Company and their counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Board Recommendation Change, the Parent and the Purchaser shall provide the Company and its counsel with a copy of any written comments or telephonic notification and description of any oral comments the Parent, the Purchaser or their counsel may receive from the SEC with respect to the Offer or any Offer Document promptly after the receipt thereof, shall consult in good faith with the Company and its counsel prior to responding to any such comments, shall provide the Company and its counsel with a copy of any written responses thereto and telephonic notification and description of any oral responses thereto of the Parent or the Purchaser or their counsel, and shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments (which comments the Parent and the Purchaser shall consider reasonably and in good faith). Subject to the foregoing, the Parent and the Purchaser shall respond to any such comments promptly after they are received.

(d) Provision of Information for Schedule 14D-9. The Parent and the Purchaser shall promptly supply to the Company in writing, for inclusion in the Schedule 14D-9, all information concerning the Parent and the Purchaser required under applicable U.S. federal securities laws to be included in the Schedule 14D-9. Each of the Parent and the Purchaser shall promptly correct any information provided by it or on its behalf for inclusion in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable law.

(e) Provisions of Funds by the Parent. Without limiting the generality of Section 10.14, the Parent shall deposit, or shall cause to be deposited, with the Paying Agent, at or prior to the Acceptance Time, all of the funds necessary to purchase any and all shares of Company Common Stock that the Purchaser becomes obligated to purchase pursuant to the Offer.

(f) Termination of Offer and Return of Tendered Shares. Unless this Agreement is terminated pursuant to Section 8.1, the Purchaser shall not terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company in its discretion. In the event this Agreement is terminated pursuant to Section 8.1, the Purchaser shall promptly (and in any event within twenty-four (24) hours following such termination) irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Company Common Stock pursuant thereto. If the Offer is terminated in accordance with this Agreement prior to the Acceptance Time, the Purchaser shall promptly return, or cause any depositary acting on behalf of the Purchaser to return, all tendered shares of Company Common Stock to the tendering stockholders.

(g) Adjustments to Offer Price. The Offer Price shall be adjusted to reflect fully the effect of any reclassification, subdivision, combination, exchange, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Acceptance Time; provided that nothing in this Section 1.1(g) shall be, or be deemed to be, an exception to or otherwise modify the Company’s obligations pursuant to Section 5.1.

(h) CVR Agreement. At or prior to the Acceptance Time, the Parent and the Company shall execute and deliver, and the Parent shall ensure that the Rights Agent executes and delivers, the CVR Agreement.

1.2 Company Actions.

(a) Schedule 14D-9. Concurrently with the filing by the Parent and the Purchaser of the Schedule TO, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, the “Schedule 14D-9”) and disseminate the Schedule 14D-9, to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable laws, to the holders of shares of Company Common Stock. Except as permitted pursuant to Section 6.1 below, the Offer Documents and the Schedule 14D-9 shall contain the Company Board Recommendation, and the Company hereby consents to the inclusion in the Offer Documents of such recommendation. Each of the Company, the Parent and the Purchaser shall promptly correct any information provided by it or on its behalf specifically for inclusion in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable law, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of shares of Company Common Stock, in each case as and to the extent required by applicable U.S. federal securities laws.

(b) Sharing of Materials and Information. Except for any communication permitted pursuant to Section 6.1(d) or following a Company Board Recommendation Change made in accordance with Section 6.1:

(i) The Parent and its counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC or dissemination to holders of shares of Company Common Stock, and the Company shall give reasonable and good faith consideration to any comments made by the Parent, the Purchaser and their counsel (it being understood that the Parent, the Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable).

(ii) The Company shall provide the Parent and its counsel with a copy of any written comments or telephonic notification and description of any oral comments the Company or its counsel may receive from the SEC with respect to the Schedule 14D-9 promptly after the receipt thereof, shall consult in good faith with the Parent and its counsel prior to responding to any such comments, shall provide the Parent and its counsel with a copy of any written responses thereto and telephonic notification and description of any oral responses thereto of the Company or its counsel, and shall provide the Parent, the Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments (which comments the Company shall consider reasonably and in good faith). Subject to the foregoing, the Company shall respond to any such comments promptly after they are received.

(c) Provision of Information for Offer Documents. The Company shall promptly supply to the Parent and the Purchaser in writing, for inclusion in the Offer Documents, all information concerning the Company required under applicable U.S. federal securities laws to be included in the Offer Documents.

(d) Stockholder Lists. In connection with the Offer, the Company shall instruct its transfer agent to promptly (and in any event within five (5) Business Days following the date hereof) furnish to the Purchaser or its designated agent mailing labels, security position listings and any other listings or computer files reasonably available to the Company or its transfer agent containing the names and addresses of the record holders of the shares of Company Common Stock as of the most recent practicable date, and shall as promptly as reasonably practicable furnish to the Purchaser such information as is in the possession or control of the Company and assistance as the Purchaser may reasonably request for the purpose of communicating the Offer to the holders of shares of Company Common Stock. Subject to the requirements of applicable laws and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, the Parent and the Purchaser shall (i) hold in confidence the information contained in any of such labels, listings and files or otherwise furnished to the Parent or the Purchaser pursuant to the foregoing sentence in accordance with the Confidentiality Agreement, (ii) until consummation of the Offer, use such information only in connection with the Offer, the Merger and the other transactions contemplated by this Agreement and (iii) if this Agreement shall be terminated in accordance with Section 8.1, destroy all copies of such information then in their possession or under their control.

(e) Unless the Parent and the Purchaser otherwise consent in writing in advance, the Company shall not, and shall not permit any of its Subsidiaries to, tender in the Offer any shares of Company Common Stock owned by the Company or any of its Subsidiaries.

ARTICLE II

THE MERGER

2.1 The Merger; No Vote of Stockholders.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Purchaser and the Company shall consummate the Merger.

(b) The Merger shall be governed by and effected under Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following (and, if the Acceptance Time occurs on a Business Day, on the same day as, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after) the Acceptance Time, without a vote of stockholders of the Company, in accordance with Section 251(h) of the DGCL.

2.2 Closing. Unless this Agreement shall have been terminated pursuant to Section 8.1, and unless otherwise mutually agreed in writing between the Company, the Parent and the Purchaser, the consummation of the Merger (the “Closing”) shall take place via the electronic exchange of documents and signatures, as soon as practicable following (and, if the Acceptance Time occurs on a Business Day, on the same day as, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after) the Acceptance Time except if the conditions set forth in Section 7.1 shall not be satisfied or waived as of such date, in which case the Closing shall take place on the first Business Day on which all conditions set forth in Section 7.1 are satisfied or waived, unless another date or place is agreed to in writing by the Company and the Parent prior to the Acceptance Time. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.3 Effective Time of the Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause a certificate of merger (the “Certificate of Merger”) with respect to the Merger to be duly executed and acknowledged in accordance with the relevant provisions of the DGCL and filed with the Secretary of State, and the parties shall take all such further actions as may be required by law to make the Merger effective. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State and acceptance thereby, or at such subsequent time or date as the Parent and the Company shall, subject to Section 2.1(b), agree and specify in the Certificate of Merger (the “Effective Time”).

2.4 Effects of the Merger. At the Effective Time, (a) the Purchaser shall be merged with and into the Company, the separate existence of the Purchaser shall cease and the Company shall continue as the Surviving Corporation in the Merger and (b) by virtue of the Merger and without any further action, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended in accordance with the DGCL and its terms, subject to Section 6.6(b). In addition, subject to Section 6.6(b), the Parent shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of the Purchaser as in effect immediately prior to the Effective Time, except that all references to the name of the Purchaser therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the DGCL and in this Agreement. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Directors and Officers of the Surviving Corporation. The directors of the Purchaser as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation immediately following the Effective Time, in each case, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until his or her successor is duly elected and qualified or his or her earlier death, resignation or removal.

2.6 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Purchaser, the Parent or the holder of any shares of the capital stock of the Company or capital stock of the Purchaser:

(a) Capital Stock of the Purchaser. Each share of the common stock, par value $0.001 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock that are (i) held in the treasury of the Company immediately prior to the Effective Time, (ii) irrevocably accepted for purchase in the Offer by the Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by the Purchaser or (iii) held by the Parent, the Purchaser or any other wholly owned Subsidiary of the Parent as of both the commencement of the Offer and immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be paid or delivered in exchange therefor.

(c) Merger Consideration for Company Common Stock. Subject to Sections 2.7 and 2.6(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b) and Dissenting Shares) shall be automatically converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such shares represented by a Certificate or Uncertificated Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor pursuant to this Section 2.6(c) in accordance with the provisions of Section 2.7. For the avoidance of doubt, and notwithstanding anything to the contrary herein, Dissenting Shares shall not be entitled to receive any CVRs.

(d) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, subdivision, combination, exchange, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time; provided that nothing in this Section 2.6(d) shall be, or be deemed to be, an exception to or otherwise modify the Company’s obligations pursuant to Section 5.1.

2.7 Surrender of Certificates.

(a) Paying Agent. Prior to the Acceptance Time, the Parent shall designate and appoint Equiniti Trust Company, LLC or another nationally recognized, reputable U.S. bank or trust company (the identity of which shall be subject to the reasonable prior approval of the Company) to act as paying agent for the Offer and the Merger (the “Paying Agent”) and enter into an agreement (in form and substance reasonably acceptable to the Company) with the Paying Agent with respect thereto. At or prior to the Effective Time, the Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.6(c), for payment through the Paying Agent in accordance with this Section 2.7, the Payment Fund. The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank which are then publicly available); provided, further, that no gain or loss thereon shall affect the amounts payable hereunder and, subject to Section 2.7(e), the Parent shall take all actions necessary to ensure that the Payment Fund includes at all times cash sufficient to satisfy the Parent’s obligation to pay the aggregate Cash Amount component of the Merger Consideration under this Agreement. Any interest and other income resulting from such investments (net of any losses) shall be paid to the Parent pursuant to Section 2.7(e). Subject to Section 2.7(e), in the event the Payment Fund is diminished below the level required for the Paying Agent to make prompt cash payments as required under Section 2.7(b), including any such diminishment as a result of investment losses, the Parent shall, or shall cause the Surviving Corporation to, immediately deposit additional cash into the Payment Fund in an amount equal to the deficiency in the amount required to make such payments. For the avoidance of doubt, the Parent shall not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

(b) Exchange Procedures.

(i) Promptly (and in any event within three (3) Business Days) after the Effective Time, the Parent shall cause the Paying Agent to mail to each Person who was a holder of record of any shares of Company Common Stock converted pursuant to Section 2.6(c) as of immediately prior to the Effective Time that were then represented by a Certificate (A) a letter of transmittal in customary form (which shall (1) be prepared prior to the Closing, (2) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.7(g)) to the Paying Agent and (3) otherwise be in such form and have such provisions as the Parent and the Company may reasonably agree), and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.7(g)) in exchange for the Merger Consideration payable with respect thereto. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.7(g)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of the shares of Company Common Stock represented by such Certificate as of immediately prior to the Effective Time shall be promptly paid in exchange therefor (x) a cash amount in immediately available funds equal to (1) the number of shares of Company Common Stock formerly represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.7(g)) multiplied by (2) the Cash Amount, and (y) a number of CVRs equal to the number of shares of Company Common Stock formerly represented by such Certificate (or affidavit of loss in lieu thereof pursuant to Section 2.7(g)), and the Certificate so surrendered shall forthwith be cancelled.

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Uncertificated Shares as of immediately prior to the Effective Time shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive in respect thereof pursuant to this Article II. In lieu thereof, each holder of record of one or more Uncertificated Shares as of immediately prior to the Effective Time shall, upon receipt by the Paying Agent of an “agent’s message” in customary form with respect to any Uncertificated Share (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), be promptly paid (A) the Cash Amount in respect of such Uncertificated Share and (B) one (1) CVR in respect of such Uncertificated Share, and such Uncertificated Share shall forthwith be cancelled.

(c) Interest; Transfers; Rights Following the Effective Time. No interest will be paid or accrued on the cash payable upon the surrender of Certificates or Uncertificated Shares. In the event of a transfer of ownership of any shares of Company Common Stock represented by a Certificate immediately prior to the Effective Time or Uncertificated Shares which is not registered in the transfer records of the Company, the Merger Consideration (including the CVR) may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Shares is registered, if, in the case of a Certificate, such Certificate is presented to the Paying Agent, and in each case the transferor provides to the Paying Agent (i) all documents required to evidence and effect such transfer and (ii) evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.7, all Certificates and all Uncertificated Shares (other than Certificates representing, or Uncertificated Shares that are, Dissenting Shares or shares of Company Common Stock to be cancelled pursuant to Section 2.6(b)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.6(c).

(d) No Further Ownership Rights in Company Common Stock. All Merger Consideration paid upon the surrender of Certificates and cancellation of Uncertificated Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates and Uncertificated Shares, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. From and after the Effective Time, each holder of any shares of Company Common Stock formerly represented by a Certificate or Uncertificated Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.6. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to Section 2.7(e).

(e) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the former holders of shares of Company Common Stock represented by Certificates immediately prior to the Effective Time and Uncertificated Shares entitled thereto pursuant to Section 2.6(c) on the date that is one (1) year after the Effective Time (including all interest and other income received by the Paying Agent in respect of all funds made available to it) shall be delivered to the Parent, upon demand, and any such former holder of any such shares of Company Common Stock represented by a Certificate immediately prior to the Effective Time or any such Uncertificated Shares who has not previously complied with this Section 2.7 in respect thereof shall be entitled to receive only from the Parent or the Surviving Corporation (subject to abandoned property, escheat and other similar laws) payment of its claim for the Cash Amount portion of the Merger Consideration in respect of such shares, without interest. Any CVRs that remain unclaimed shall be governed by the CVR Agreement.

(f) No Liability. To the extent permitted by applicable law, none of the Parent, the Purchaser, the Company, the Surviving Corporation or the Paying Agent or any of their respective Affiliates shall be liable to any holder of shares of Company Common Stock for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by holders of Company Common Stock at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented thereby pursuant to this Agreement; provided, however, that the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such amount, require the owner of such lost, stolen or destroyed Certificate to deliver a customary indemnity (which may include the posting of a bond in a customary and reasonable amount) against any claim that may be made against the Parent, the Purchaser, the Company, the Surviving Corporation or the Paying Agent or any of their respective Affiliates with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.8 Company Warrants. Effective as of immediately prior to the Effective Time, each Company Warrant that is then outstanding and unexercised shall, as a result of and contingent upon the consummation of the Merger and without any action on the part of any holder of any such Company Warrant, be deemed to be exercised in full in a “cashless exercise” pursuant to the terms of such Company Warrant (including Sections 9(c) and 10 thereof). For the avoidance of doubt, any Company Warrant that is exercised prior to the Effective Time shall result in the issuance of shares of Company Common Stock in accordance with the terms of such Company Warrant, and any such shares of Company Common Stock issued upon exercise of such Company Warrant and outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.6.

2.9 Company Stock Plans.

(a) Effective as of immediately prior to the Effective Time, each outstanding and unexercised Company Stock Option that is vested pursuant to its existing terms or that vests as a result of the transactions contemplated by this Agreement (each, a “Cash-Out Option”) shall automatically be cancelled and converted into the right to receive from the Surviving Corporation:

(i) if the exercise price of such Cash-Out Option is less than the Cash Amount, (A) an amount of cash, without interest and less applicable Tax withholding, equal to the product of (x) the total number of shares of Company Common Stock then underlying such Cash-Out Option multiplied by (y) the excess of the Cash Amount over the exercise price per share of such Cash-Out Option and (B) one (1) CVR for each share of Company Common Stock underlying such Cash-Out Option; or

(ii) if the exercise price of such Cash-Out Option is equal to or greater than the Cash Amount but less than the sum of (A) the Cash Amount and (B) the sum of the Net Sales Milestone 1 Payment Amount and the Net Sales Milestone 2 Payment Amount (such sum, the “Aggregate Amount”), one (1) CVR for each share of Company Common Stock subject to such Cash-Out Option as of immediately prior to the Effective Time, the payment in respect of which CVR shall be as set forth in the CVR Agreement.

(b) Effective as of immediately prior to the Effective Time, each outstanding and unexercised Company Stock Option that is not a Cash-Out Option (each, a “Converted Option”) shall automatically be cancelled and converted into the contingent right to receive from the Surviving Corporation the following, subject to the conditions described in clause (iii) below:

(i) if the exercise price of such Converted Option is less than the Cash Amount, (A) an amount of cash, without interest and less applicable Tax withholding, equal to the product of (x) the total number of shares of Company Common Stock underlying such Converted Option multiplied by (y) the excess, if any, of the Cash Amount over the exercise price per share of such Converted Option and (ii) one (1) CVR for each share of Company Common Stock underlying such Converted Option; or

(ii) if the exercise price of such Converted Option is equal to or greater than the Cash Amount but less than the Aggregate Amount, one (1) CVR for each share of Company Common Stock subject to such Converted Option as of immediately prior to the Effective Time, the payment in respect of which CVR shall be as set forth in the CVR Agreement.

(iii) Subject to the holder’s continued service with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the vesting dates applicable to the Converted Option under its terms as in effect immediately prior to the Effective Time, all payments in respect of such Converted Option pursuant to this Section 2.9(b) shall vest and become payable at the same time as the underlying Converted Option would have vested and become exercisable pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any “double-trigger” vesting provisions applicable to the Converted Option immediately prior to the Effective Time, as extended as set forth in Section 5.1(o) of the Company Disclosure Schedule) as were applicable to the underlying Company Stock Option immediately prior to the Effective Time and the terms of the CVR Agreement.

(c) Effective as of immediately prior to the Effective Time, each outstanding and unexercised Company Stock Option with an exercise price that is equal to or greater than the Aggregate Amount shall be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

(d) Effective as of immediately prior to the Effective Time, each Company RSU Award (or portion thereof) that is outstanding and vested pursuant to its existing terms or that vests as a result of the transactions contemplated by this Agreement (each, a “Cash-Out RSU Award”) shall automatically be cancelled and converted into the right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable Tax withholding, equal to the product of (A) the total number of shares of Company Common Stock underlying such Cash-Out RSU Award multiplied by (B) the Cash Amount and (ii) one (1) CVR for each share of Company Common Stock underlying such Cash-Out RSU Award.

(e) Effective as of immediately prior to the Effective Time, each Company RSU Award (or portion thereof), other than a Cash-Out RSU Award, that is outstanding and is subject solely to a time-based vesting schedule (including, for the avoidance of doubt, any Company RSU Award for which the performance period of any applicable performance metric has already ended) and each Company RSU Award (or portion thereof), other than a Cash-Out RSU Award, that is outstanding and is subject to both a time-based and a performance-based vesting schedule (each, a “Converted RSU Award”) shall automatically be cancelled and converted into the contingent right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable Tax withholding, equal to the product of (A) the total number of shares of Company Common Stock underlying such Converted RSU Award multiplied by (B) the Cash Amount and (ii) one (1) CVR for each share of Company Common Stock underlying such Converted RSU Award. Subject to the holder’s service through the vesting dates applicable to the Converted RSU Award under its terms as in effect immediately prior to the Effective Time, all payments in respect of such Converted RSU Award pursuant to this Section 2.9(e) shall vest and become payable at the same time as the underlying Converted RSU Award would have vested and become settled pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any “double-trigger” vesting provisions applicable to the Converted RSU Award immediately prior to the Effective Time, as extended as set forth in Section 5.1(o) of the Company Disclosure Schedule) as were applicable to the underlying Company RSU Award immediately prior to the Effective Time and the terms of the CVR Agreement. In the case of any Company RSU Award subject to both a time-based and performance-based vesting schedule as of immediately prior to the Effective Time (the “Company PSU Awards”), the number of shares of Company Common Stock underlying such Company PSU Award shall be determined based on (i) the actual performance determined by the Compensation Committee of the Company Board as of the latest practicable date prior to the Effective Time with respect to the TSR-based Company PSU Awards granted in January 2026 and (ii) the target performance levels for all other Company PSU Awards, and all payments in respect of such Converted RSU Award pursuant to this Section 2.9(e) shall no longer be subject to performance-based vesting as of the Effective Time.

(f) The Parent shall (i) cause the Surviving Corporation to make the payments contemplated by the foregoing Section 2.9(a) and Section 2.9(d) as promptly as practicable (and in any event no later than the first payroll payment date of the Surviving Corporation) after the Effective Time and (ii) cause the Surviving Corporation to maintain at all times from and after the Effective Time sufficient liquid funds to satisfy its obligations pursuant to Section 2.9(b) and Section 2.9(e). Prior to the Effective Date, the Company and the Parent shall cooperate in good faith to ensure the accuracy of the amounts of Tax withholdings to be withheld with respect to payments contemplated pursuant to Section 2.9(a) and Section 2.9(d), including the Company sharing estimated Tax withholding amounts and supporting workpapers within a reasonable period of time prior to the Effective Time. Payments with respect to the CVRs issued in accordance with this Section 2.9 shall be made in accordance with the relevant provisions of the CVR Agreement and in a manner that complies with Treasury Regulation Section 1.409A-3(i)(5)(iv)(A) to the extent required under Section 409A of the Code.

(g) Following the date of this Agreement, the Company ESPP shall continue to operate consistent with its terms as in existence as of the date of this Agreement and this Section 2.9(g). Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall take any actions as it deems necessary or appropriate to ensure that (i) no Offering or Plan Period (each, as defined in the Company ESPP) under the Company ESPP shall be commenced on or after the date of this Agreement, (ii) beginning on the date of this Agreement, no new participants may join the Company ESPP during the Plan Period in existence under the Company ESPP as of the date of this Agreement (such Plan Period, the “Existing Purchase Period”), (iii) beginning on the date of this Agreement, no participant may increase the amount of his or her payroll deductions with respect to the Existing Purchase Period and (iv) if the Closing Date shall occur prior to the end of a Plan Period, all accumulated participant contributions under the Company ESPP shall be used to purchase shares of Company Common Stock from the Company as close as reasonably practicable to (but in any event prior to) the Closing Date in accordance with the terms of the Company ESPP as if such date was the last day of such Plan Period. The Company shall terminate the Company ESPP effective as of immediately prior to the Effective Time.

(h) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans or the Company ESPP) shall adopt such resolutions as may be necessary to effectuate the treatment set forth in Section 2.9(a) through Section 2.9(g).

2.10 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 2.6, but shall be cancelled and any Certificate representing, or Uncertificated Shares that are, Dissenting Shares shall represent only such rights as are granted by the DGCL in respect thereof.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.6, without interest, and shall not thereafter be deemed to be Dissenting Shares.

(c) The Company shall give the Parent: (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to any demand for appraisal; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, withdrawal, notice or instrument. The Company shall not, except with the prior written consent of Parent, make any payment or settlement offer prior to the Effective Time with respect to any such demand, withdrawal, notice or instrument.

2.11 Withholding Rights. Each of the Parent, the Purchaser, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the CVR Agreement (including any payment with respect to any CVR) to any holder of shares of Company Common Stock or any other recipient of payments hereunder any amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld and timely remitted by the Parent, the Purchaser, the Company, the Surviving Corporation or the Paying Agent, as the case may be, to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder or other recipient in respect of which such deduction and withholding was made.

2.12 Further Action. The parties hereto agree to take all necessary action to cause the Merger to become effective in accordance with this Article II as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by the Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Purchaser and the Company, the officers and directors of the Surviving Corporation and the Parent shall be fully authorized (in the name of the Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent and the Purchaser that the statements contained in this Article III are true and correct, except (a) as disclosed in the Company SEC Reports filed or furnished prior to the date of this Agreement (other than with respect to Section 3.2(a), Section 3.2(b), Section 3.4(a) and Section 3.7(a) or any forward looking disclosures set forth in any “Risk Factors” section of any Company SEC Report, any forward-looking disclosures in any “Special Note Regarding Forward-Looking Statements and Industry Data” section of any Company SEC Report and any other disclosures included in any Company SEC Report to the extent they are predictive or forward-looking in nature, in each case other than any description of historic facts or events included therein) or (b) as set forth in the Company Disclosure Schedule, subject to Section 10.13.

3.1 Organization, Standing and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The certificate of incorporation and bylaws of the Company filed as exhibits to the Company SEC Reports are true, correct and complete copies as of the date hereof.

(b) The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that (i) would not reasonably be expected to have a Company Material Adverse Effect or (ii) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Offer, the Merger or the other Transactions. The Company is in compliance with the provisions of the certificate of incorporation and bylaws of the Company, except for such failures to be in compliance, individually or in the aggregate, that (A) would not reasonably be expected to have a Company Material Adverse Effect or (B) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Offer, the Merger or the other Transactions.

3.2 Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, $0.0001 par value per share (the “Company Preferred Stock”). The Company Common Stock and the Company Preferred Stock have the rights, powers and preferences set forth in the Company’s certificate of incorporation and otherwise provided under the DGCL. As of the Capitalization Date, 127,841,632 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued or outstanding.

(b) Section 3.2(b)(i) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the Capitalization Date, of all Company Stock Plans and the Company ESPP, indicating for each Company Stock Plan and the Company ESPP, as of such date, (i) the number of shares of Company Common Stock issued under such Company Stock Plan or Company ESPP and (ii) the number of shares of Company Common Stock reserved for future issuance under such Company Stock Plan or Company ESPP. Section 3.2(b)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the Capitalization Date, of each outstanding Company Warrant, including, as applicable, the holder, date of grant, expiration date, exercise price, vesting schedule and number of shares of Company Common Stock subject thereto. As of the Capitalization Date, 9,038,534 shares of Company Common Stock were subject to outstanding Company Stock Options and 8,722,931 shares of Company Common Stock were subject to Company RSU Awards (assuming target performance for Company RSU Awards subject to performance-based vesting). As of the Capitalization Date, the outstanding Company Warrants were exercisable for an aggregate of 80,956 shares of Company Common Stock. The Company has made available to the Parent complete and accurate copies of all (A) Company Stock Plans, (B) forms of award agreements evidencing Company Stock Options and Company RSU Awards (including any award agreements that materially deviate from such forms) and (C) forms of Company Warrants. All Convertible Senior Notes were issued pursuant to, and all the terms and conditions of the Convertible Senior Notes are evidenced by, the Convertible Senior Notes Indenture, and all Capped Call Transactions were made pursuant to, and are evidenced, by the Capped Call Documentation, and there are no other agreements or side letters with respect to the Convertible Senior Notes or Capped Call Transactions. As of the Capitalization Date, there was $93,897,000 in aggregate principal amount of the Convertible Senior Notes outstanding and the Conversion Rate (as defined in the Convertible Senior Notes Indenture) was equal to 25.3405 shares of Company Common Stock (as defined in the Convertible Senior Notes Indenture) per $1,000 of outstanding principal amount of Convertible Senior Notes.

(c) Except (i) as set forth in this Section 3.2 and Section 3.2(b) of the Company Disclosure Schedule and for changes since the Capitalization Date resulting from the exercise or settlement of Company Warrants, Company Stock Options or Company RSU Awards outstanding on such date, the issuance of shares of Company Common Stock pursuant to the Company ESPP or the issuance of shares of Company Common Stock upon conversion of Convertible Senior Notes and (ii) as reserved for future grants under Company Stock Plans as of the date of this Agreement, as of the date hereof, (A) there are no equity securities of any class of the Company, or any security of the Company or any of its Subsidiaries exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights issued by the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for any such shares or other equity interests of the Company, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right or agreement. Neither the Company nor any of its Subsidiaries is a party to or is bound by any agreement with respect to the voting (including proxies) or sale or transfer of any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company. Except as contemplated by this Agreement or described in this Section 3.2 or Section 3.2(b) of the Company Disclosure Schedule, and except to the extent arising pursuant to applicable state takeover or similar laws, there are no registration rights agreements, and there is no stockholder rights agreement (or similar agreement or plan commonly referred to as a “poison pill”), to which the Company or any of its Subsidiaries is a party obligating the Company to register or sell any equity security of any class of the Company.

(d) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 3.2(b) or Section 3.2(b) of the Company Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company’s certificate of incorporation or bylaws or any agreement to which the Company is a party or is otherwise bound. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities laws, including the Securities Act and “blue sky” laws. No direct or indirect Subsidiary of the Company owns any shares of Company Common Stock.

(e) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any Subsidiary of the Company.

3.3 Subsidiaries.

(a) Section 3.3 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (i) its name; (ii) in the case of a Subsidiary of the Company that is not wholly owned, the number and type of its outstanding equity securities and a list of the holders thereof; and (iii) its jurisdiction of organization.

(b) Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation, has all requisite corporate (or similar, in the case of a non-corporate entity) power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Company Material Adverse Effect. The Company or another of its Subsidiaries is the record and beneficial owner of all of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company, free and clear of any Lien, which shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the certificate of incorporation or bylaws of any Subsidiary of the Company or any agreement to which any Subsidiary of the Company is a party or is otherwise bound. With respect to each Subsidiary of the Company, there are no securities, options, warrants, rights or other agreements or commitments or obligations of the type described in Section 3.2(c) with respect to any capital stock, voting securities or other ownership interests in any Subsidiary of the Company.

(c) The Company does not control, directly or indirectly, any capital stock of any Person that is not a Subsidiary of the Company, other than securities held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such Person.

(d) The Company has heretofore made available to the Parent true, correct and complete copies of the certificate of incorporation and bylaws (or similar governing documents) as currently in effect for each Subsidiary of the Company. No Subsidiary of the Company is in violation of its certificate of incorporation or bylaws (or similar governing documents), except for such violations, individually or in the aggregate, that would not reasonably be expected to have a Company Material Adverse Effect.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and the CVR Agreement and, assuming the accuracy of the representations and warranties of the Parent and the Purchaser in Section 4.5 and that the Merger is consummated in accordance with Section 251(h) of the DGCL, perform its obligations hereunder and under the CVR Agreement and consummate the Merger. The Company Board, at a meeting duly called and held, by the vote of all directors, duly adopted resolutions (i) determining and declaring that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and the CVR Agreement and consummate the Merger and that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, in each case, on the terms and subject to the conditions set forth herein, (ii) approving and declaring the advisability of this Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement and the CVR Agreement, (iii) resolving that the Merger shall be effected under Section 251(h) of the DGCL, (iv) declaring that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders and (v) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer. Assuming the accuracy of the representations and warranties of the Parent and the Purchaser in Section 4.5 and that the Merger is consummated in accordance with Section 251(h) of the DGCL, the execution and delivery of this Agreement and the CVR Agreement and the consummation of the transactions contemplated by this Agreement and the CVR Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the Parent and the Purchaser and the accuracy of the representations and warranties of the Parent and the Purchaser in Section 4.5, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The CVR Agreement, when executed and delivered by the Company at or prior to the Acceptance Time, will constitute the valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement and the CVR Agreement by the Company do not, and (assuming the accuracy of the representations and warranties of the Parent and the Purchaser in Section 4.5 and that the Merger is consummated in accordance with Section 251(h) of the DGCL) the consummation by the Company of the transactions contemplated by this Agreement and the CVR Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, (ii) conflict with, or result in any violation or breach of, or constitute a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a notice, consent or waiver under, any of the terms, conditions or provisions of any Company Material Contract, (iii) subject to compliance with the requirements specified in clauses (i) through (v) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries (other than Permitted Liens or a Lien created by the Parent or the Purchaser), except in the case of clauses (ii) through (iv) of this Section 3.4(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens (other than Permitted Liens), and for any notices not delivered or consents or waivers not obtained, that, individually or in the aggregate, (A) would not reasonably be expected to have a Company Material Adverse Effect or (B) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Offer, the Merger or the other Transactions.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act , (ii) the filing of the Certificate of Merger with the Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) the filing of the Offer Documents and the Schedule 14D-9 with the SEC in accordance with the Exchange Act, (iv) the filing of such other reports, schedules or materials under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws, the rules and regulations of Nasdaq and (vi) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, (A) would not reasonably be expected to have a Company Material Adverse Effect or (B) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Offer, the Merger or the other Transactions.

(d) Assuming the accuracy of the Parent’s and the Purchaser’s representations and warranties set forth in Section 4.5 and that the Merger is consummated in accordance with Section 251(h) of the DGCL, no vote of the holders of any class or series of the Company’s capital stock or other securities is necessary for the adoption of this Agreement or for the consummation by the Company of the Merger. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(e) The compensation committee of the Company Board, or a committee of the Company Board consisting solely of directors that qualify as “independent directors” for purposes of the continued listing requirements of Nasdaq, has taken, at a duly convened meeting thereof, all such actions as may be required to cause to be exempted under Rule 14d-10(d)(2) under the Exchange Act, any and all employment compensation, severance and employee benefit agreements and arrangements that have been entered into or granted by the Company or any of its Subsidiaries with or to directors, officers, or employees of the Company or any of its Subsidiaries, to cause such agreements and arrangements to satisfy the non-exclusive safe harbor provisions of Rule 14d-10(d)(2) under the Exchange Act.

3.5 SEC Filings; Financial Statements; Schedule 14D-9; Information Provided.

(a) The Company has filed or furnished all registration statements, forms, reports and other documents required to be filed or furnished by the Company with the SEC since January 1, 2024 through the date hereof. All such registration statements, forms, reports and other documents, as such documents have been amended or supplemented since the time of their filing (including exhibits and all other information incorporated therein) are referred to herein as the “Company SEC Reports.” As of their respective dates or, if amended, supplemented or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment, supplement or superseding filing, the Company SEC Reports (i) were filed on a timely basis, (ii) at the time filed, complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Reports and (iii) except to the extent that information contained in a Company SEC Report has been revised, amended, modified or superseded by a later filed Company SEC Report, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. To the Company’s Knowledge, as of the date of this Agreement, (A) none of the Company SEC Reports is the subject of ongoing SEC review and (B) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case, regarding any accounting practices of the Company. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Company SEC Reports at the time filed (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated therein or in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

(c) The Schedule 14D-9 shall (i) comply as to form in all material respects with the applicable requirements of the Exchange Act and (ii) on the date first filed with the SEC and on the date first published, sent or given to the holders of shares of Company Common Stock, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by or on behalf of the Parent or the Purchaser in writing specifically for inclusion in the Schedule 14D-9. The information to be supplied by or on behalf of the Company for inclusion in the Schedule TO or the Offer Documents, on the date the Schedule TO is filed with the SEC and on the date the Offer Documents are first published, sent or given to holders of shares of Company Common Stock, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in any material respect, in light of the circumstances in which they shall be made.

(d) The Company is, and at all times since January 1, 2024 has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, any such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e) The Company maintains, and at all times since January 1, 2024 has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act designed to provide reasonable assurance that all information concerning the Company that would have a material effect on the financial statements is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq.

(f) Except for matters resolved prior to the date hereof, (i) since January 1, 2024 through the date of this Agreement , none of the Company or any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices, except, in the case of this clause (i), as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements and (ii) since January 1, 2024, neither the Company nor any of its Subsidiaries has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Company’s auditors.

3.6 No Undisclosed Liabilities. Other than Liabilities (a) to the extent reflected or reserved against in the Company Balance Sheet (including the notes thereto), (b) incurred in the ordinary course of business since the date of the Company Balance Sheet or (c) incurred in connection with this Agreement and the consummation of the Offer and the Merger, the Company and its Subsidiaries do not have any Liabilities of any nature that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

3.7 Absence of Certain Changes or Events.

(a) Since the date of the Company Balance Sheet, there has not been a Company Material Adverse Effect.

(b) Since the date of the Company Balance Sheet through the date of this Agreement, (i) the business of the Company and its Subsidiaries, taken as a whole, has been conducted in the ordinary course of business and (ii) none of the Company or any of its Subsidiaries has taken any action or omitted to take any action which, if taken or omitted to be taken after the date of this Agreement and prior to the Closing Date without the prior written consent of the Parent, would constitute a breach of Section 5.1 (other than paragraphs (b), (h) and (i) of Section 5.1 and paragraph (q) of Section 5.1 as it relates to paragraphs (b), (h) and (i) of Section 5.1).

3.8 Taxes.

(a) Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries has filed all Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all respects. The Company and each of its Subsidiaries has paid (or caused to be paid) on a timely basis all Taxes due and owing by the Company or its Subsidiaries, other than Taxes that are being contested in good faith through appropriate proceedings and for which the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve in accordance with GAAP.

(ii) As of the date of this Agreement, no audit, examination or other proceeding or action with respect to any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or has been proposed in writing. There are no Liens for Taxes on any of the assets or properties of the Company or any of its Subsidiaries, and none are pending or threatened in writing. No deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any of its Subsidiaries which deficiency has not been paid, settled or withdrawn. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No written claim has been made by a taxing authority that the Company or any of its Subsidiaries is subject to Tax in a jurisdiction where it has not filed Tax Returns.

(iii) Neither the Company nor any of its Subsidiaries has any Liability for any Taxes of any Person (other than the Company and its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of Tax law in any jurisdiction) or as a transferee or successor, or (B) pursuant to any Tax sharing or Tax indemnification agreement or other similar agreement (other than pursuant to commercial agreements or arrangements that are not primarily related to Taxes).

(iv) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written rulings or determinations from a taxing authority that would reasonably be expected to be relevant to any open or future taxable year of the Company or any of its Subsidiaries.

(v) The Company and its Subsidiaries have withheld and paid over to the appropriate taxing authority (or set aside for payment when due) all Taxes required to have been withheld and paid over, including any withholding or deduction in connection with amounts paid to any employee, independent contractor, stockholder, creditor or other third party. To the extent that the Company or any of its Subsidiaries has applied any reduced or zero rate of withholding, it holds complete, accurate and contemporaneous documentation supporting such rate.

(b) Neither the Company nor any of its Subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any of its Subsidiaries been distributed, in a transaction to which Section 355 of the Code applies in the two (2) years prior to the date of this Agreement.

(c) Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(d) The Company has made available to Parent all material information (including any Tax Returns, legal documentation, books, records, technical analyses, valuations, workpapers and other information) received or prepared by the Company or any of its Subsidiaries regarding the matters described in Section 3.8(d) of the Company Disclosure Schedule (the “Specified Matters”).

3.9 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property.

(b) Section 3.9(b) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all Company Leases and the location of the premises subject thereto (the “Company Real Property”). The Company or one of its Subsidiaries holds a valid and existing leasehold, subleasehold or licensee interest in each Company Real Property, free and clear of all Liens, other than Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Lease, is in default under any of the Company Leases, and (ii) none of the Company or any of its Subsidiaries has received any written notice regarding any violation, breach or default under any Company Lease that has not since been cured. Neither the Company nor any of its Subsidiaries leases, subleases or licenses any portion of any Company Real Property to any Person other than the Company or one or more of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) none of the Company or any of its Subsidiaries has collaterally assigned, granted or pledged any security interest in any Company Lease, other than Permitted Liens, and (B) there is no condemnation or other proceeding in eminent domain, pending or, to the Company’s Knowledge, threatened, affecting any Company Real Property. The Company has made available to the Parent complete and accurate copies of all Company Leases.

3.10 Intellectual Property.

(a) Section 3.10(a)(i) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all Company Registered Intellectual Property. To the Company’s Knowledge, each of the patents and patent applications included in such Company Registered Intellectual Property properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable laws, except for patent applications for which inventorship has not yet been finally determined, or where inventorship is correctable or may be updated under applicable law, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any interference, opposition, reissue, reexamination or other Legal Proceedings of any nature (other than examination proceedings in the ordinary course) in which the scope, validity, enforceability, inventorship or ownership of any material Company Registered Intellectual Property is being contested or challenged. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have timely made all filings and payments with Governmental Entities as may be necessary to maintain the Company Registered Intellectual Property owned or purported to be owned by the Company or its Subsidiaries. Section 3.10(a)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all Company Registered Intellectual Property that is listed in the Orange Book with respect to any Company Product.

(b) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries exclusively own and possess all right, title and interest in and to, or exclusively in-license, all Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) the Company and its Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property used, held by the Company and its Subsidiaries for use in, or necessary to the conduct of the business of the Company and its Subsidiaries, as currently conducted. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has granted to any Person the right to control the prosecution, maintenance or registration of any Company Owned Intellectual Property or to make decisions regarding the enforcement or defense of any material Company Owned Intellectual Property.

(c) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all issued patents and registrations for trademarks, service marks and copyrights included in the Company Owned Intellectual Property and the Company Registered Intellectual Property are subsisting, and are not invalid or unenforceable.

(d) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each employee, consultant, contractor or other Person who is or was involved in the creation, development or invention of any Company Owned Intellectual Property has assigned, by operation of law or pursuant to a valid and enforceable written agreement containing a present assignment, to the Company of the Intellectual Property arising from such activities and, to the Company’s Knowledge, all such Persons are in compliance with such agreements, and (ii) all issued patents and registrations for trademarks, service marks and copyrights included in the Company Owned Intellectual Property have been validly assigned to the Company or its Subsidiaries.

(e) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the operation of the business of Company or any of its Subsidiaries as currently conducted nor the exploitation of the products and product candidates in clinical trials of the Company and its Subsidiaries, including those listed in Section 3.10(e) of the Company Disclosure Schedule (each a “Company Product”), infringe, dilute, misappropriate or otherwise violate any valid and enforceable Intellectual Property of any third party. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, during the six (6) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries (i) has received any written claim or notice from any Person (A) alleging any such infringement, dilution, violation or misappropriation of any Intellectual Property or (B) advising that such Person is challenging or threatening to challenge the ownership, use, validity or enforceability of any Company Intellectual Property or (ii) has been a party to any Legal Proceeding related to any such assertion.

(f) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of any material Trade Secrets included in the Company Owned Intellectual Property (the “Company Trade Secrets”) or in the possession or control of the Company or its Subsidiaries and, to the Company’s Knowledge, there has been no misappropriation or unauthorized disclosure or use of any Company Trade Secret and (ii) all employees, consultants, contractors and other Persons that have or had access to Company Trade Secrets are bound by obligations to maintain the confidentiality of such Company Trade Secrets and, to the Company’s Knowledge, all such Persons are in compliance with such obligations.

(g) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, during the six (6) years prior to the date of this Agreement, (i) no Person has infringed, diluted, misappropriated or otherwise violated any Company Intellectual Property and (ii) neither the Company nor any of its Subsidiaries has sent any written claim or notice to any Person alleging such Person is infringing, violating or misappropriating any of the Company Intellectual Property.

(h) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and except as set forth on Section 3.10(h) of the Company Disclosure Schedule, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used in the creation, development or invention of any Company Owned Intellectual Property, or to the Company’s Knowledge, any Company Registered Intellectual Property licensed to the Company or any of its Subsidiaries, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership rights in or licenses to use or otherwise exploit such Company Intellectual Property or the right to receive royalties. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the extent any Company Owned Intellectual Property, or to the Company’s Knowledge, any Company Registered Intellectual Property, is subject to the Bayh-Dole Act, the Company and its Subsidiaries, or, to the Company’s Knowledge, any applicable licensor thereof, have complied with all obligations under the Bayh-Dole Act with respect thereto, including (A) timely disclosure of any inventions to the applicable Governmental Entity and (B) compliance with domestic manufacturing requirements or obtaining any required waivers therefrom, provided that submission of a waiver request shall not imply a waiver was required or that any noncompliance has occurred.

(i) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have complied with the terms and conditions of all Open Source Licenses applicable to any Open Source Software incorporated into proprietary software owned by the Company and its Subsidiaries that is distributed in connection with the Company Products (“Company Software”), and (ii) no such Open Source Software is used by the Company or its Subsidiaries in a manner that would require any source code of such Company Software to be disclosed, licensed or distributed to any third party under the terms of any Open Source License.

(j) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the consummation of the Offer, the Merger or the transactions contemplated hereby will not result in the loss or impairment of any right of the Company or any of its Subsidiaries to own, use, practice or otherwise exploit any Company Intellectual Property and (ii) neither the execution, delivery and performance of this Agreement, nor the consummation of the Offer, the Merger or the transactions contemplated hereby, will, pursuant to any contract to which the Company or any of its Subsidiaries is a party, result in the transfer or grant by the Company or any of its Subsidiaries to any third Person of any ownership interest in or restriction with respect to any Company Intellectual Property.

(k) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries (i) has maintained commercially reasonable written policies and procedures designed to ensure the security and privacy of Personal Information that is owned, used, collected, controlled, received, transmitted or stored by or on behalf of the Company and each of its Subsidiaries, in accordance with Privacy Laws, and (ii) has been in compliance with all applicable Privacy Laws and with the Company’s published and posted policies and all obligations under all contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound that relate to the processing of Personal Information. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Company’s Knowledge, since January 1, 2021 through the date of this Agreement, there has been no (A) unauthorized access to, or any unauthorized use, disclosure, losses or theft of, or security breaches relating to, Personal Information received, transmitted, or in the possession, custody or control of the Company or any of its Subsidiaries, or processed by or on behalf of the Company or any of its Subsidiaries; or (B) written notices received by the Company or any of its Subsidiaries related to the foregoing. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been charged in or identified as a target or subject of, or, to the Company’s Knowledge, threatened to be charged in or identified as a target or subject of, an investigation, audit or inquiry under any Privacy Law, and to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is currently under investigation or review with respect to any suspected or actual violation of any Privacy Law. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021 through the date of this Agreement, no Person, including any Governmental Entity, has made any written claim or commenced any proceeding or investigation with respect to any violation of any Privacy Law by the Company or any of its Subsidiaries or, to the Company’s Knowledge, a subcontractor, agent or vendor of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not been given written or, to the Company’s Knowledge, any other notice of any potential criminal, civil or administrative violation of any Privacy Law.

(l) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, the IT Systems (i) have operated and performed as necessary to conduct the businesses of the Company and its Subsidiaries as currently conducted, (ii) have not malfunctioned or failed in a manner that has had an adverse impact on the Company or any of its Subsidiaries and (iii) to the Company’s Knowledge, have been free from material bugs and other defects or other malicious code that is intended to disrupt or disable the IT Systems. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021 through the date of this Agreement, to the Company’s Knowledge, there has been no actual or alleged security breach or unauthorized access to or use of any of the IT Systems. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, the Company and its Subsidiaries have implemented commercially reasonable (x) backup and disaster recovery technology processes, (y) business continuity plans and (z) security policies, procedures and practices designed to detect, monitor and investigate events where a security breach of the IT Systems has occurred.

(m) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries: (i) have not received any written notice of, or is subject to any Legal Proceeding alleging, its use of Artificial Intelligence Tools in connection with the development, manufacturing or commercialization of Company Products violates any applicable license terms and laws; (ii) have not included any sensitive Personal Information, Trade Secrets or confidential information of the Company or its Subsidiaries, or of any third party to which the Company is under an obligation of confidentiality, in any prompts or inputs into any Artificial Intelligence Tools that use such inputs to train such tools for use by third parties; and (iii) have not used Artificial Intelligence Tools to develop any Company Registered Intellectual Property owned or purported to be owned by the Company or its Subsidiaries in a manner that would reasonably be expected to impair the validity or enforceability thereof due to inventorship or authorship.

3.11 Contracts.

(a) Section 3.11 of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Material Contracts as of the date of this Agreement. The Company has made available to the Parent true, correct and complete copies of each Company Material Contract to which the Company or any of its Subsidiaries is a party as of the date of this Agreement.

(b) Each Company Material Contract is valid, enforceable and binding on the Company or a Subsidiary of the Company that is a party thereto and, to the Company’s Knowledge, each other party thereto and is in full force and effect except to the extent it has previously expired in accordance with its terms or where the failure to be valid, enforceable, binding or in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have complied with all obligations required to be performed or complied with by them under each Company Material Contract, and neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Material Contract is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract, except in each case for failures to comply or perform, violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2025 through the date of this Agreement, neither the Company nor any of its Subsidiaries has entered into any transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K that has not been disclosed in the Company SEC Reports.

3.12 Litigation. As of the date of this Agreement there is no, and since January 1, 2021 through the date of this Agreement, there has been no, Legal Proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, in each case that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Offer, the Merger or the other Transactions. As of the date of this Agreement, there are no, and since January 1, 2021 there have been no, judgments, orders or decrees by any Governmental Entity outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Offer, the Merger or the other Transactions.

3.13 Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (a) each of the Company and its Subsidiaries is, and since January 1, 2024 has been, in compliance with all Environmental Laws; (b) the Company and its Subsidiaries have obtained all permits, licenses and other authorizations from Governmental Entities required under any Environmental Law and the Company and its Subsidiaries are, and since January 1, 2024 have been, in compliance with such permits, licenses and other authorizations; (c) since January 1, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of, or is subject to any Legal Proceeding alleging, any Liability or obligation relating to or arising under any Environmental Law or permits, licenses and authorizations issued thereunder; (d) none of the Company or its Subsidiaries (i) manufactures any Company Products other than through third-party manufacturers at third-party locations or (ii) has assumed or retained (either contractually or by operation of any law) any Liabilities or obligations relating to or arising under Environmental Law; (e) to the Company’s Knowledge, (i) each third-party manufacturer of any Company Product is and has been since January 1, 2024 in compliance with all applicable Environmental Laws and permits, licenses and authorizations issued thereunder for the operation of its business and (ii) there has been no release of or exposure to Hazardous Substances by any third party manufacturer of any Company Product, or at or from any facility of any such third party manufacturer, that would reasonably be expected to form the basis of any investigation, response or remedial action or any order or complaint, claim or proceeding, in each such case, relating to Environmental Laws and involving the Company or any of its Subsidiaries; (f) there has been no release of or exposure to Hazardous Substances that would reasonably be expected to form the basis of any investigation, response or remedial action or any order or complaint, claim or proceeding, in each such case, relating to Environmental Laws and involving the Company, any of its Subsidiaries or any of their respective real properties, including any Company Real Property, and none of the Company or its Subsidiaries is conducting or funding any investigation, response or remedial action at any location; and (g) the Company has provided copies of all Phase I and Phase II environmental site assessments and other written environmental reports and audits, in each case, prepared by or on behalf of the Company or its Subsidiaries, or otherwise within their possession or reasonable control and relating to the current or former real property, including any Company Real Property, or operations of the Company or its Subsidiaries.

3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all material Company Employee Plans.

(b) With respect to each material Company Employee Plan in effect on the date of this Agreement, the Company has made available to the Parent a complete and accurate copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the most recent annual report (Form 5500) filed with the IRS and the most recent annual actuarial valuation, (iii) each trust agreement, group annuity contract and summary plan description and (iv) any material correspondence with any Governmental Entity during the period since January 1, 2024 through the date of this Agreement.

(c) (i) Each Company Employee Plan has been established, maintained, funded and administered in accordance with ERISA, the Code and all other applicable laws and the regulations thereunder and in accordance with its terms, and (ii) as of the date of this Agreement, other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending, or to the Company’s Knowledge, threatened, against or involving any Company Employee Plan or asserting any rights to or claims for benefits under any Company Employee Plan, in each case under clause (i) or (ii), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) With respect to the Company Employee Plans, there are no benefit obligations for which contributions have not been made or properly accrued to the extent required by GAAP, except for failures to make such contributions or accruals for contributions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination, advisory, or opinion letter from the IRS to the effect that such Company Employee Plan is qualified and the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or is based on prototype or volume submitter documents that, to the Company’s Knowledge, have received such letter and no such determination, advisory or opinion letter has been revoked and no such revocation has been threatened, and no act or omission has occurred, that would adversely affect its qualification except, in each case, as would not, individually or in the aggregate, reasonably be expected to give rise to a Liability of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole.

(f) None of the Company, any of the Company’s Subsidiaries or any of their ERISA Affiliates sponsors, maintains or contributes to (or is required to contribute to), or has in the past six (6) years sponsored, maintained, contributed to (or was required to contribute to), a Company Employee Plan that is or was (i) subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” (as defined in 29 C.F.R. Section 4001.02) or a plan subject to Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA or applicable state law) or (v) a “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the Code) or other funded arrangement for the provision of welfare benefits.

(g) No Company Employee Plan provides (i) for payments or benefits which are contingent, or the terms of which are materially altered, upon the occurrence of the transactions contemplated by this Agreement, (ii) any term of employment or compensation guarantee, (iii) severance payments or benefits after the termination of employment or service of any director or officer of the Company or any of its Subsidiaries or (iv) any payment, benefit or compensation subject to Section 280G of the Code or any gross up for Taxes imposed by Section 4999 of the Code in connection with the transactions contemplated by this Agreement.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Company Employee Plans that are maintained outside of the United States that provide benefits in respect of any current or former Company Employee or other service provider of the Company or any of its Subsidiaries who is primarily based outside of the United States (i) have been maintained in accordance with all applicable laws, (ii) if they are intended to qualify for special Tax treatment, meet all the requirements for such treatment and (iii) if they are intended to be funded or book-reserved, are fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) None of the Company Employee Plans promises or provides post-retirement or post-termination benefits (including medical or life insurance benefits) to any current or former Company Employee or other service provider of the Company or any of its Subsidiaries, except as required by applicable law.

3.15 Compliance With Laws.

(a) The Company and each of its Subsidiaries is, and since January 1, 2021 has been, in compliance with, and is not in violation of, any applicable statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has, since January 1, 2021 through the date of this Agreement, (i) received any written notice from any Governmental Entity regarding any violation or failure to comply with any applicable law or order or (ii) provided any notice to any Governmental Entity regarding any violation or failure to comply with any applicable law or order.

(b) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) since January 1, 2021, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees, agents or distributors has violated, or is currently in violation, in any material respect, of any provision of the Federal Anti-Kickback Statute (42 U.S.C. §§ 1320a-7b(b)), or the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable anti-bribery or anti-corruption laws, rules or implementing regulations (together, the “Anti-Bribery Laws”), (ii) since January 1, 2021 through the date of this Agreement, none of the Company or its Subsidiaries or, to the Company’s Knowledge, any of their respective directors, officers or employees or any other Representatives acting on behalf of the Company or its Subsidiaries has, in connection with or relating to the business of the Company or its Subsidiaries, received from any Governmental Entity any notice, inquiry or allegation, made any voluntary or involuntary disclosure to a Governmental Entity or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to any Anti-Bribery Laws and (iii) the Company and its Subsidiaries have maintained accurate books and records and established sufficient internal controls and procedures to ensure compliance with the Anti-Bribery Laws.

(c) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2021 have been, in compliance, in all material respects, with all applicable economic sanctions and export and import control laws, including the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.) and associated executive orders, the laws administered by the Office of Foreign Assets Control, United States Department of the Treasury and all other applicable export control or asset control laws, including those administered by the U.S. Department of Commerce, the U.S. Department of State, and the U.S. Department of the Treasury. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021 through the date hereof, none of the Company or its Subsidiaries or, to the Company’s Knowledge, any of their respective directors, officers or employees or any other Representatives acting on behalf of the Company or its Subsidiaries has, in connection with or relating to the business of the Company or its Subsidiaries, received from any Governmental Entity any written notice, inquiry or allegation, made any voluntary or involuntary disclosure to a Governmental Entity or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to any applicable economic sanctions and export and import control laws. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, neither the Company nor its Subsidiaries, and to the Company’s Knowledge, none of the agents, distributors or other third-party intermediaries of the Company or any of its Subsidiaries, has done any business with, and has not and currently does not have any dealings related to, territories or Persons targeted by sanctions.

3.16 Permits; Regulatory Matters.

(a) The Company and each of its Subsidiaries has and has maintained all authorizations, permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted and as conducted since January 1, 2021, including those required by the FDA, such as allowance of an Investigational New Drug application (“IND”), approval of a New Drug Application (“NDA”) or NDA supplement, medical device listings and clearances, and any other federal, state or foreign agencies or bodies engaged in the regulation of drug products, medical devices and combination products (together with the FDA, the “Regulating Authorities”) (the “Company Permits”), except for such authorizations, permits, licenses and franchises the absence of which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) all Company Permits are and have been, since January 1, 2021, in full force and effect and (ii) the Company and its Subsidiaries are and have been, since January 1, 2021, in compliance with the terms of all Company Permits.

(b) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021: (i) all applications, reports, notices and other documents required to be filed by the Company and its Subsidiaries with all Regulating Authorities have been filed and were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing) and (ii) neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any director, officer or employee of the Company or any of its Subsidiaries or any agent or other Representative of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to any Regulating Authority, failed to disclose a material fact required to be disclosed to any Regulating Authority, or committed any act, made any statement, or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Regulating Authority to invoke any similar policy.

(c) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, the Company and each of its Subsidiaries: (i) has been in compliance with all applicable Health Care Laws, including all applicable requirements relating to GCPs, cGMPs, GLPs, and with all written orders administered or issued by the FDA or any other Regulating Authority, applicable to the ownership, testing, development, investigation, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, offer for sale, storage, import, export or disposal of any product tested, developed, promoted, marked, manufactured or distributed by the Company, any of its Subsidiaries or any contract manufacturer or other agent acting on behalf of the Company or its Subsidiaries; (ii) has not received any written notice or correspondence from any Regulating Authority alleging or asserting noncompliance with any Company Permits or any applicable Health Care Law; and (iii) has not received written notice that any Regulating Authority has taken or is intending to take action to limit, suspend, modify or revoke any Company Permits and, to the Company’s Knowledge, there is no action or proceeding pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case, alleging that such Regulating Authority or other entity is considering such action.

(d) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) all manufacturing operations conducted by or for the benefit of the Company or any of its Subsidiaries have been and are being conducted in compliance with applicable laws and regulations, including Health Care Laws, the FDA’s cGMP regulations and comparable regulatory requirements of foreign Governmental Entities; and (ii) the Company, each of its Subsidiaries and, to the Company’s Knowledge, each of the Company’s manufacturers has filed with the FDA and other applicable Regulating Authorities all required notices, registration applications, order forms, reports, supplemental applications and annual or other reports or documents, including adverse experience reports. To the Company’s Knowledge, no supplier or manufacturing site for any product tested, developed, promoted, marketed, manufactured or distributed by the Company or any of its Subsidiaries has been subject to a Regulating Authority shutdown or import or export restriction or prohibition, nor received and not resolved any FDA Form 483 or any other written notice of inspectional observations, warning letter, untitled letter or similar correspondence from the FDA or other Regulating Authority.

(e) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) all studies, tests and preclinical and clinical trials conducted by or on behalf of the Company or any of its Subsidiaries are being conducted or have been conducted in accordance with applicable Health Care Laws, with applicable protocols for such study or trial and with GCPs and GLPs; and (ii) since January 1, 2021 through the date of this Agreement, none of the Company or any of its Subsidiaries or, to the Company’s Knowledge, contract research organizations or other agents has received any written notice from the FDA, any other Regulating Authority or any institutional review board or comparable authority requesting or requiring the termination, clinical hold, suspension or material modification of any IND, study, test or preclinical or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries.

(f) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) as of the date of this Agreement, none of the Company or any of its Subsidiaries, or, to the Company’s Knowledge, contract manufacturers or other agents has received written notice of any pending or threatened Legal Proceeding from the FDA or any other Regulating Authority alleging that any operation or activity of, or conducted for, the Company or its Subsidiaries is in material violation of the FDCA or any other Health Care Law; (ii) since January 1, 2021, neither the Company nor any of its Subsidiaries has voluntarily or involuntarily initiated any recall, field correction, field action report, a permanent discontinuation, interruption in manufacturing or other shortage or stock-out notification, market withdrawal, safety alert, warning, “dear doctor” letter or similar action for any reason, including relating to an alleged lack of safety, efficacy or regulatory compliance of any product; and (iii) as of the date of this Agreement, as relates to a product of the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries or contract manufacturers has received any written notice from the FDA or any other Regulating Authority regarding, and to the Company’s Knowledge there are no facts reasonably likely to cause, the recall or market withdrawal of any product, the withdrawal of approval of a product marketing authorization, the termination or suspension of any clinical trial or testing, or a material negative change in reimbursement status of any product.

(g) Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, (i) none of the Company, any Subsidiary of the Company, and to the Company’s Knowledge, any officer, employee or agent of the Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Regulating Authority, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Regulating Authority and (ii) no claim, investigation, proceeding, suit or action that would reasonably be expected to result in such a debarment or exclusion is pending or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries, any director, officer or employee of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any agent, distributor or other third-party intermediary of the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any regulatory authority. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has entered into, assumed or retained (by contract, order, operation of law or otherwise) any obligation or Liability relating to or arising under any Health Care Law. Except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is subject to any investigation that is pending or, to the Company’s Knowledge, that is pending and not served or threatened or that has been threatened, in each case by (i) the FDA, (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. §3729) or (iii) any other Governmental Entity relating to health care fraud, kickbacks, anti-corruption or similar matters. To the Company’s Knowledge, there are no material Legal Proceedings as of the date of this Agreement or any material facts, circumstances or conditions that would reasonably be expected to form the basis for any Legal Proceeding against or affecting the Company or any of its Subsidiaries relating to or arising under any Health Care Law.

3.17 Labor Matters.

(a) The Company and each of its Subsidiaries is in compliance with all applicable laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control and employee classification, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries was the subject of any proceeding, charges or complaints asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2024, there were no pending or, to the Company’s Knowledge, threatened labor strikes, walkouts, work stoppages, slow-downs or lockouts involving the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, has any duty to bargain for, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract with a labor organization or works council representing any Company Employee and there are no labor organizations representing, purporting to represent or, to the Company’s Knowledge, seeking to represent any Company Employee.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has been party to any settlement agreement with any current or former Company Employee or other service provider of the Company or any of its Subsidiaries resolving allegations of sexual harassment and (ii) there are no, and there have not been any, allegations of sexual harassment by or against any current or former Company Employee or other service provider of the Company or any of its Subsidiaries.

3.18 Opinion of Financial Advisor. The financial advisor of the Company, Evercore Group L.L.C., has delivered to the Company Board an opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Offer Price and the Merger Consideration to be received by the holders of Company Common Stock (other than the holders of shares held in the treasury of the Company or by the Parent, the Purchaser or any other wholly owned Subsidiary of the Parent and the holders of Dissenting Shares) pursuant to the Offer and the Merger as provided in this Agreement is fair, from a financial point of view, to such holders.

3.19 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of the Parent and the Purchaser in Section 4.5, the Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) shall not apply to the execution, delivery or performance of this Agreement, the CVR Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or the CVR Agreement.

3.20 Brokers. Other than Evercore Group L.L.C., no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

3.21 Insurance. Section 3.21(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries, and the Company has made available to Parent a true, correct and complete copy of all such policies (such policies, the “Material Insurance Policies”). With respect to each Material Insurance Policy, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit a counterparty’s termination or modification of, any such policy, (c) to the Company’s Knowledge, no insurer on any such policy has been declared insolvent by a court or insurance regulator of competent and applicable jurisdiction or placed in receivership, conservatorship or liquidation and (d) no notice of cancellation, modification or termination has been received with respect to any such policy. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, such insurance policies are sufficient for compliance by the Company and its Subsidiaries with (i) all requirements of applicable laws and (ii) all Company Material Contracts. As of the date hereof, there are no material pending or, to the Company’s Knowledge, threatened claims under any Material Insurance Policies. With respect to the claims set forth on Section 3.21(b) of the Company Disclosure Schedule, the Company has submitted such claims under the policies set forth opposite such claim on Section 3.21(b) of the Company Disclosure Schedule (with the retention and limitation of liability with respect to such policies set forth thereon). The underwriters thereof have reserved their rights under such policies, but coverage of such claims has not been denied by the underwriters thereof.

3.22 No Other Parent or Purchaser Representations or Warranties. The Company hereby acknowledges and agrees (on its own behalf and on behalf of each of its respective Affiliates, stockholders and Representatives) that, notwithstanding anything to the contrary in this Agreement, except for the representations and warranties expressly set forth in Article IV, (a) neither the Parent nor the Purchaser nor any of their respective Subsidiaries, Affiliates, equityholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Parent, the Purchaser or any of their respective Subsidiaries or their respective business or operations or any other matter in connection with this Agreement and the transactions contemplated hereby or otherwise, including with respect to the accuracy or completeness of any information provided or made available to the Company or any of its Affiliates, equityholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company or any of its Subsidiaries, in “data rooms,” confidential information memoranda, management presentations or otherwise in anticipation or contemplation of the Merger or any other transaction contemplated by this Agreement, and (b) none of the Company or any of its Affiliates, stockholders or Representatives, or any other Person, has relied on any information, materials, representations or warranties or other statements or omissions (including as to the accuracy or completeness thereof), whether express or implied, that may have been made, provided or made available by the Parent, the Purchaser, any of their respective Affiliates, equityholders or Representatives or any other Person with respect to the Parent, the Purchaser or any of their respective Subsidiaries or their respective business or operations or otherwise in connection with or relating to the entry into this Agreement and the transactions contemplated hereby, except (and only to the extent that) an express representation or warranty is made by the Parent or the Purchaser with respect to such materials or information in a representation or warranty of the Parent or the Purchaser set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

The Parent and the Purchaser, jointly and severally, represent and warrant to the Company that the statements contained in this Article IV are true and correct.

4.1 Organization, Standing and Power. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Parent and the Purchaser has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification legally required, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the Parent and the Purchaser has all requisite corporate power and authority to enter into this Agreement and the CVR Agreement and, subject to the adoption of this Agreement and the CVR Agreement by the Parent or its wholly owned Subsidiary as the sole stockholder of the Purchaser (which adoption shall become effective as of immediately after the execution and delivery of this Agreement and the CVR Agreement, respectively), to consummate the transactions contemplated hereby and thereby. The execution and delivery of, and the consummation of the transactions contemplated by, this Agreement and the CVR Agreement by the Parent and the Purchaser have been duly authorized by all necessary corporate action on the part of each of the Parent and the Purchaser, subject to the adoption of this Agreement and the CVR Agreement by the Parent or its wholly owned Subsidiary as the sole stockholder of the Purchaser (which adoption shall become effective as of immediately after the execution and delivery of this Agreement and the CVR Agreement, respectively). This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of each of the Parent and the Purchaser, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The CVR Agreement, when executed and delivered by the Parent at or prior to the Acceptance Time, will constitute the valid and binding obligation of the Parent, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement and the CVR Agreement by each of the Parent and the Purchaser do not, and the consummation by the Parent and the Purchaser of the transactions contemplated by this Agreement and the CVR Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws or other organizational documents of the Parent or the Purchaser, (ii) conflict with, or result in any violation or breach of, or constitute a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a notice, consent or waiver under, any of the terms, conditions or provisions of any contract that is material to the Parent or the Purchaser or (iii) subject to compliance with the requirements specified in clauses (i), (ii), (iii), (iv) and (v) of Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Parent or the Purchaser or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens (other than Permitted Liens), and for any notices not delivered or consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of common stock of the Parent are listed for trading is required by or with respect to the Parent or the Purchaser in connection with the execution and delivery of this Agreement by the Parent or the Purchaser or the consummation by the Parent or the Purchaser of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) the filing of the Offer Documents and the Schedule 14D-9 with the SEC in accordance with the Exchange Act, (iv) the filing of such other reports, schedules or materials under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws and (vi) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not reasonably be expected to have a Parent Material Adverse Effect.

(d) No vote of the holders of any class or series of the Parent’s capital stock or other securities is necessary for the consummation by the Parent of the adoption of this Agreement or for the consummation by the Parent and the Purchaser of the Transactions.

4.3 Offer Documents; Information Provided. The Offer Documents shall (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and (ii) on the date first filed with the SEC and on the date first published, sent or given to the holders of shares of Company Common Stock, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Parent or the Purchaser with respect to information supplied by or on behalf of the Company in writing specifically for inclusion in the Offer Documents. The information supplied or to be supplied by or on behalf of the Parent or the Purchaser for inclusion in the Schedule 14D-9, on the date the Schedule 14D-9 is filed with the SEC and on the date the Schedule 14D-9 is first published, sent or given to holders of shares of Company Common Stock, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they shall be made, not misleading in any material respect.

4.4 Operations of the Purchaser. The Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.5 Section 203 of the DGCL. Neither the Parent nor the Purchaser, nor any of their respective “affiliates” or “associates” (as those terms are defined in Section 203 of the DGCL) (a) directly or indirectly “owns” (as such term is defined in Section 203 of the DGCL) or, within the past three (3) years, has “owned” (as such term is defined in Section 203 of the DGCL) beneficially or otherwise, any shares of Company Common Stock, any other securities of the Company or any options, warrants or other rights to acquire shares of Company Common Stock or other securities of the Company, or any other economic interest (through derivative securities or otherwise) in the Company or (b) has been an “affiliate” or “associate” (as those terms are defined in Section 203 of the DGCL) of the Company at any time during the past three (3) years. Assuming the accuracy of the Company’s representations and warranties set forth in Section 3.2(a) and the second sentence of Section 3.4(a), the restrictions contained in Section 203 of the DGCL do not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

4.6 Sufficient Funds. The Parent currently has, and at all times from and after the date hereof and through the Acceptance Time and the Effective Time will have, access to, and the Purchaser will have as of the Acceptance Time and at and as of the Effective Time, sufficient funds for the satisfaction of (i) all of the Parent’s and the Purchaser’s obligations under this Agreement, including the payment of the aggregate Offer Price and Merger Consideration and the consideration in respect of the Cash-Out Options, Cash-Out RSU Awards and Company Warrants and to pay all related fees and expenses required to be paid by the Parent or the Purchaser pursuant to the terms of this Agreement and (ii) all payments, if any, required at the Effective Time in connection with the Convertible Senior Notes, the Capped Call Transactions and the Company Credit Agreement. The Parent’s and the Purchaser’s obligations hereunder, including their obligations to consummate the Offer and the Merger, are not subject to a condition regarding the Parent’s or the Purchaser’s obtaining of funds to consummate the transactions contemplated by this Agreement.

4.7 Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or, to the Parent’s knowledge, threatened against the Parent or any of its Subsidiaries, in each case that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there are no judgments, orders or decrees outstanding against the Parent or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

4.8 Other Agreements or Understandings. Other than the Tender and Support Agreements, there are no contracts, agreements or other arrangements or understandings (whether oral or written) to which the Parent, the Purchaser or any of their Affiliates is a party, or commitments to enter into such contracts, agreements or other arrangements or understandings (whether oral or written), (a) with any member of the Company’s management or the Company Board, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company agrees to tender shares of Company Common Stock pursuant to the Offer.

4.9 Brokers. Except for Lazard Frères & Co. LLC, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or agreement of the Parent or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

4.10 Independent Investigation. Each of the Parent and the Purchaser acknowledges that it has conducted to its satisfaction its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company’s Subsidiaries and that each of the Parent and the Purchaser and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and the Company’s Subsidiaries that it and its Representatives have desired or requested to review for such purpose, and that it and its Representatives have had a full opportunity to meet with the management of the Company and the Company’s Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company’s Subsidiaries.

4.11 No Other Company Representations or Warranties. The Parent and the Purchaser hereby acknowledge and agree (on their own behalf and on behalf of each of their respective Affiliates, equityholders and Representatives) that, notwithstanding anything to the contrary in this Agreement, except for the representations and warranties expressly set forth in Article III (in each case as qualified by the Company Disclosure Schedule) and in the certificate delivered by the Company to Parent pursuant to clause (f) of Annex I, (a) none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, equityholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations or any other matter in connection with this Agreement and the transactions contemplated hereby or otherwise, including with respect to the accuracy or completeness of any information provided or made available to the Parent, the Purchaser or any of their respective Affiliates, equityholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Parent, the Purchaser or any of their respective Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda, management presentations or otherwise in anticipation or contemplation of the Merger or any other transaction contemplated by this Agreement, and (b) none of the Parent, the Purchaser or any of their respective Affiliates, equityholders or Representatives, or any other Person, has relied on any information, materials, representations or warranties or other statements or omissions (including as to the accuracy or completeness thereof), whether express or implied, that may have been made, provided or made available by the Company, any of its Affiliates, stockholders or Representatives or any other Person with respect to the Company or any of its Subsidiaries or their respective business or operations or otherwise in connection with or relating to the entry into this Agreement and the transactions contemplated hereby, except (and only to the extent that) an express representation or warranty is made by the Company with respect to such materials or information in a representation or warranty of the Company set forth in Article III.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of the Company. Except (1) as expressly required by this Agreement, (2) as required by applicable law, (3) as set forth in Section 5.1 of the Company Disclosure Schedule or (4) with the Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Acceptance Period, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business and operations in the ordinary course of business and use its reasonable best efforts to preserve intact its business organization, including its relationships with those Persons having material business relationships with the Company or its Subsidiaries; provided, however, that the failure by the Company and its Subsidiaries to take any action prohibited by clauses (a) through (q) of this Section 5.1 shall not be a breach of the obligation set forth in this sentence. Without limiting the generality of the foregoing, except as expressly required by this Agreement, as required by applicable law, as set forth in Section 5.1 of the Company Disclosure Schedule or with the Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Acceptance Period, the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, do any of the following:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to such entity’s parent); (ii) split, combine, subdivide or reclassify any of its capital stock or other equity interests; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for (A) the acquisition or redemption of shares of capital stock of wholly owned Subsidiaries of the Company, (B) the acquisition of Company Common Stock (1) from holders of Company Stock Options or Company Warrants in full or partial payment of the exercise price therefor, (2) from holders of Company Stock Options or Company RSU Awards in full or partial payment of any applicable

Taxes payable by such holder upon exercise, vesting or settlement thereof, as applicable, to the extent required or permitted under the terms thereof existing as of the date of this Agreement or (3) from current or former employees, directors and consultants in accordance with agreements existing as of the date of this Agreement providing for the repurchase of shares or forfeiture of shares, in each case under this clause (3) in connection with any termination of services to the Company or any of its Subsidiaries or (C) in settlement or conversion of any of the Convertible Senior Notes;

(b) except as permitted by Section 5.1(o), issue, deliver, sell, grant, pledge or otherwise dispose of or subject to any Lien (other than any Permitted Lien) any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case, other than (i) the issuance of shares of capital stock of wholly owned Subsidiaries of the Company in connection with capital contributions, (ii) the issuance of shares of Company Common Stock upon (w) the exercise of Company Stock Options or Company Warrants outstanding on the date of this Agreement, (x) the vesting or settlement of Company RSU Awards outstanding on the date of this Agreement, (y) pursuant to purchase rights existing on the date of this Agreement under the Company ESPP or (z) the vesting, exercise or settlement of any equity awards granted after the date of this Agreement in accordance with Section 5.1(o) or (iii) to satisfy obligations under the Convertible Senior Notes;

(c) adopt any amendments to the certificate of incorporation or bylaws (or similar governing documents) of the Company or any of its Subsidiaries;

(d) (i) acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of inventory and raw materials in the ordinary course of business, (ii) form any Subsidiary or enter into any joint venture, partnership or similar arrangement, or (iii) adopt a plan or agreement of complete or partial liquidation, dissolution, recapitalization, reorganization or restructuring;

(e) sell, lease, sublease, license, sublicense, transfer, assign, pledge, or otherwise dispose of or subject to any Lien (other than any Permitted Lien) or grant any royalty, milestone or similar payments with respect to any material properties or material assets of the Company or of any of its Subsidiaries (including material Company Intellectual Property), other than sales of inventory or abandonments of obsolete or worn-out equipment in the ordinary course of business and, other than with respect to Company Real Property, non-exclusive licenses or non-exclusive sublicenses entered into in the ordinary course of business;

(f) (i) abandon, let lapse, fail to renew or fail to diligently pursue applications for any material Company Owned Intellectual Property or material Company Registered Intellectual Property, other than Intellectual Property expiring at the end of its statutory term, or (ii) disclose any material Company Trade Secret to any Person other than pursuant to a confidentiality agreement;

(g) adopt any stockholder rights plan;

(h) (i) incur, assume, guarantee or otherwise become liable or responsible for any indebtedness for borrowed money or guarantee any such indebtedness of another Person (other than (A) to the Company or one of its wholly owned Subsidiaries, (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities, corporate credit card spending or cash management programs, in each case issued, made or entered into in the ordinary course of business, and (C) indebtedness in an aggregate principal amount not to exceed $1,000,000), (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than (x) routine advances to employees of the Company and its Subsidiaries in the ordinary course of business and (y) expenses advanced to current or former directors and officers of the Company and its Subsidiaries pursuant to their advancement obligations in effect as of the date hereof) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, provided, however, that the Company may continue to make investments in accordance with its investment policy as in effect on the date hereof (a copy of which has been made available to the Parent), or (iv) sell, transfer, assign or otherwise dispose of any accounts receivable pursuant to the Factoring Agreement;

(i) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $1,000,000 in the aggregate for the Company and its Subsidiaries, taken as a whole;

(j) (i) except in the ordinary course of business, enter into any Company Material Contract, (ii) materially amend or terminate (other than expirations in accordance with its terms) any Company Material Contract or waive, release or assign any material rights or claims thereunder, (iii) materially amend any Collaboration Agreements (including joint development, manufacturing, commercialization or other plans or similar arrangements contemplated thereunder) or enter into any material joint plans or similar material arrangements with respect to any Collaboration Agreement, in each case, with the effect of making materially more burdensome any obligations of the Company or any of its Subsidiaries under such Collaboration Agreement or (iv) exercise any options under any Collaboration Agreement relating to material development rights, “co-funding”, “co-commercialization” or similar cost-and-profit participation rights (whether an exercise to “opt in” or “opt out” of such rights) with respect to any Company Product to which such Collaboration Agreement relates;

(k) make any material changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP;

(l) settle, release, waive or compromise any Legal Proceeding, other than a settlement, release, waiver or compromise solely for monetary damages (net of insurance proceeds received) not in excess of $500,000 individually or $2,000,000 in the aggregate, provided that any such settlement, release, waiver or compromise does not contain any admission of wrongdoing or impose any continuing non-monetary obligations on the Company or any of its Subsidiaries (other than customary confidentiality obligations); provided, further, that the settlement of any Legal Proceeding or claim brought by the stockholders of the Company against the Company or any of its directors relating to the transactions contemplated hereby shall be governed by Section 6.11;

(m) terminate, allow to lapse, suspend or modify any material Company Permit;

(n) except as required by law, (i) adopt, change or request to change any Tax accounting period or method, (ii) make, change or revoke any material Tax election or change any material historical Tax position, (iii) settle or compromise any audit, examination or other proceeding or action in respect of any material Tax, (iv) consent to the extension or waiver of the statutory period of limitations applicable to any material Tax (other than pursuant to an automatic extension of the due date for filing a Tax Return), (v) file any material amended Tax Return, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to any material Tax, (vii) surrender any right to claim a material Tax refund, (viii) enter into any Tax indemnification, sharing, allocation, reimbursement or similar agreement, arrangement or understanding other than in connection with an agreement or arrangement that is not entered into primarily for Tax purposes, (ix) request any material Tax ruling or relief, (x) fail to pay any material Taxes that are due and payable, other than Taxes contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of the Company, (xi) prepare or file any material Tax Return in a manner that is inconsistent with past practice or (xii) seek or enter into any voluntary disclosure agreement in respect of any material Tax; provided that, for the avoidance of doubt, any Tax or Tax Return that relates to a Specified Matter shall be deemed to be material for purposes of this Section 5.1(n) and Section 6.13;

(o) except pursuant to the terms of a Company Employee Plan in effect as of the date of this Agreement, (i) adopt, enter into, terminate or materially amend any material Company Employee Plan for the benefit or welfare of any current or former Company Employee or service provider of the Company or its Subsidiaries, other than the entry into at-will offer letters that do not provide for any of the compensation or benefits described in Sections 5.1(o)(iv) and (v) (other than severance benefits available to such newly hired employees under the applicable Company Employee Plan, consistent with past practice), (ii) increase the compensation or benefits of, or pay any bonus to, any current or former Company Employee or service provider of the Company or its Subsidiaries, other than increases in the ordinary course of business for Company Employees with annualized base salary or wages of less than $250,000, (iii) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Stock Options or Company RSU Awards, other than as contemplated by this Agreement, (iv) grant any stock options, restricted stock units, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards, (v) grant any current or former Company Employee or service provider of the Company or its Subsidiaries change of control, severance, retention or termination compensation or benefits or provide for any increase thereto, (vi) terminate or furlough any Company Employees with annualized base salary or wages of more than $250,000, other than terminations for cause (as determined by the Company in the ordinary course of business) or (vii) hire or engage any Company Employee or other service provider with annualized base salary or wages of more than $250,000;

(p ) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable laws); or

(q) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) No Solicitation or Negotiation. Except as set forth in this Section 6.1, until the Specified Time, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any of its or their Representatives to, directly or indirectly:

(i) solicit, initiate or knowingly encourage, assist or facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) enter into, continue or otherwise participate or engage in any discussions or negotiations with any Person (other than the Parent, the Purchaser or any designee or Representative of the Parent or the Purchaser), or furnish to any Person (other than the Parent, the Purchaser or any designee or Representative of the Parent or the Purchaser) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than the Parent, the Purchaser or any designee or Representative of the Parent or the Purchaser) access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with, in response to or with the intent to solicit, initiate, encourage, assist or facilitate the making, submission or announcement of any inquiry, proposal or offer, that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; provided, however, that nothing in this Agreement shall prohibit the Company, any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries from informing Persons of the existence of the provisions of this Section 6.1; or

(iii) subject to the fiduciary obligations of the Company Board under applicable law, waive or release any Person from or amend any standstill agreement or any standstill provisions of any other contract.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 6.1(c), if at any time prior to the Acceptance Time, (i) the Company has received a written, bona fide Acquisition Proposal from a Qualified Person, which Acquisition Proposal was received on or after the date of this Agreement and did not result from a breach of this Section 6.1 in any material respect, and (ii) the Company Board determines in good faith

(after consultation with outside counsel and its financial advisor) that the failure to take the actions described in clauses (A) and (B) of this Section 6.1(a) would be reasonably likely to be inconsistent with its fiduciary obligations under applicable law, then the Company may, as applicable: (A) furnish non-public information with respect to the Company and its Subsidiaries to such Qualified Person (and the Representatives of such Qualified Person), pursuant to a confidentiality agreement that is not materially less favorable to the Company with respect to the confidentiality obligations of the Qualified Person than the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not include standstill or similar provisions that would restrict the making of, or amendment to, any Acquisition Proposal) and that does not include any provision or other term that would restrict, in any manner, the Company’s ability to satisfy its obligations under this Section 6.1 (an “Acceptable Confidentiality Agreement”); provided that any non-public information so furnished (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent promptly (and in any event within twenty-four (24) hours) after it is provided or made available to such Qualified Person and (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with such Qualified Person (and the Representatives of such Qualified Person) regarding such Acquisition Proposal.

(b) No Change in Recommendation or Alternative Acquisition Agreement. Prior to the Specified Time:

(i) the Company Board shall not, except as set forth in this Section 6.1(b), (w) withdraw or amend, in a manner adverse to the Parent or the Purchaser, or publicly propose to withdraw or amend, in a manner adverse to the Parent or the Purchaser, the Company Board Recommendation, (x) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Acquisition Proposal, (y) fail to include the Company Board Recommendation in the Schedule 14D-9 or (z) following the commencement of a tender or exchange offer for shares of Company Common Stock (other than the Offer), fail to recommend against acceptance of such offer by the holders of the Company Common Stock within ten (10) Business Days after the commencement thereof (any action set forth in the foregoing clauses (w), (x), (y) or (z), a “Company Board Recommendation Change”); and

(ii) the Company shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 6.1), at any time prior to the Acceptance Time, the Company Board may (x) effect a Company Board Recommendation Change in response to a Superior Proposal or an Intervening Event or (y) enter into a definitive agreement with respect to a Superior Proposal and terminate this Agreement pursuant to and in accordance with Section 8.1(f) if: (i) the Company Board shall have determined in good faith (after consultation with outside counsel and its financial advisor) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations under applicable law; (ii) the Company has provided the Parent at least four (4) Business Days’ prior written notice of its intent to take such action, describing in reasonable detail the reasons therefor (a “Determination Notice”) (it being understood that the Determination Notice, in and of itself, shall not constitute a Company Board Recommendation Change for purposes of this Agreement), including, if such Determination Notice is in response to a Superior Proposal, the information required pursuant to Section 6.1(c); (iii) if requested by the Parent, the Company shall have, and shall have caused its Representatives to, negotiate in good faith with the Parent (to the extent the Parent desires to so negotiate) during the four (4) Business Day period following the delivery of the Determination Notice with respect to any potential modifications to the terms and conditions of this Agreement that would obviate the basis for taking such action; and (iv) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith (after consultation with outside counsel and its financial advisor), after considering the terms of any commitments made by the Parent in writing to amend the terms of this Agreement or the CVR Agreement during such four (4) Business Day period, that the failure to take such action would still be reasonably likely to be inconsistent with its fiduciary obligations under applicable law (and, in the case of receipt of a Superior Proposal, that such Superior Proposal continues to constitute a Superior Proposal); provided, however, that any material amendment to the terms of any such Superior Proposal (whether or not in response to any changes proposed by the Parent pursuant to clause (iv) above), including any change in the type or amount of per share consideration or purchase price, after which the conditions set forth in clause (i) above remain satisfied, shall require a new Determination Notice and an additional two (2) Business Day period from the date of such Determination Notice during which the terms of clause (iii) above and this clause (iv) shall apply, mutatis mutandis.

(c) Notices to the Parent. The Company shall promptly (and in any event within forty-eight (48) hours) following receipt of any Acquisition Proposal or any requests for non-public information or inquiries, proposals or offers that would reasonably be expected to lead to any Acquisition Proposal provide the Parent with (i) written notice thereof, (ii) a summary of the material terms and conditions of any such Acquisition Proposal (and the material documentation submitted, received or shared by the Person(s) (or any of its or their Representatives) making such Acquisition Proposal, request, inquiry, proposal or offer (including by means of “screen share” or other similar means) in respect thereof), and (iii) the identity of the Person making any such Acquisition Proposal (unless, in the case of clause (iii), (A) such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person that is in effect on the date of this Agreement and (B) such Person has not yet entered into an Acceptable Confidentiality Agreement, provided that, promptly upon such Person entering into an Acceptable Confidentiality Agreement, the Company shall disclose the identity of such Person to the Parent). In addition, the Company shall keep the Parent reasonably informed, on a reasonably prompt basis, of the status and material terms of such Acquisition Proposal (including any amendments thereto) and shall promptly (and in any event within forty-eight (48) hours following receipt or delivery thereof) provide Parent with copies of all written Acquisition Proposals, and all draft agreements, draft financing documents and other material documentation relating to any Acquisition Proposal or that would reasonably be expected to lead to any Acquisition Proposal that, in each case, are either received (including by means of “screen share” or other similar means) by the Company or any of its Representatives from the Person(s) (or any of its or their Representatives) making any such Acquisition Proposal or delivered (including by means of “screen share” or other similar means) by the Company or any of its Representatives to such Person(s) (or any of its or their Representatives).

(d) Certain Permitted Disclosure. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall prohibit the Company, any of its Subsidiaries or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (none of which, in and of itself, shall be deemed to constitute a Company Board Recommendation Change), or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be reasonably likely to be inconsistent with its fiduciary obligations under applicable law; provided, however, that this Section 6.1(d) shall not permit the Company Board to make a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(f) except to the extent permitted by Section 6.1(b).

(e) Cessation of Ongoing Discussions. The Company shall, and shall cause its Subsidiaries to, and shall direct its and their Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify any of the Company’s rights under the other provisions of this Section 6.1. Within twenty-four (24) hours following the execution and delivery of this Agreement, (i) the Company shall terminate access by any Person (other than the Parent, the Purchaser and their Representatives) and its Representatives to any physical or electronic dataroom relating to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or discussions or negotiations in respect thereof and (ii) the Company shall request that each Person that has executed a confidentiality agreement relating to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or discussions or negotiations in respect thereof promptly return to the Company or destroy all documents and materials containing non-public information that has been furnished or made available by the Company or its Subsidiaries or any of their respective Representatives to such Person or its Representatives pursuant to the terms of such confidentiality agreement.

(f) Representatives. The Company agrees that any violation of the provisions set forth in this Section 6.1 by any Subsidiary of the Company or any of the Company’s or any of its Subsidiaries’ respective (i) directors, managers, officers or employees or (ii) other Representatives, in the case of this clause (ii), acting on behalf and at the direction of the Company or any of its Subsidiaries shall constitute a breach by the Company of this Section 6.1 as if the Company had committed such violation.

6.2 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, (a) nothing contained in this Agreement shall give the Parent or the Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Acceptance Time and (b) prior to the Acceptance Time, the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

6.3 Confidentiality; Access to Information.

(a) Except as expressly modified herein, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) During the Pre-Acceptance Period, the Company shall (and shall cause each of its Subsidiaries to) afford to the Parent and its Representatives, solely for purposes of furthering the consummation of the Offer, the Merger and the other transactions contemplated hereby or integration planning relating thereto, reasonable access, upon reasonable prior written notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, to all of its properties, books, contracts, records and Representatives as the Parent shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) promptly make available to the Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information in the possession of the Company or any of its Subsidiaries concerning its business, properties and assets as the Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or other access, or to disclose any information, to the extent (A) without modifying the obligations set forth in Section 6.1, in connection with an Acquisition Proposal, Determination Notice or Company Board Recommendation Change or (B) such inspection, access or disclosure would: (1) result in the disclosure of any trade secrets of any third party, (2) violate any legal requirement or contract or any obligation of the Company with respect to confidentiality or privacy, including under any privacy policy, or (3) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine; provided that, in the event that the Company does not permit inspection or access or does not disclose information pursuant to clause (B), the Company shall promptly notify Parent in writing that it is not permitting such inspection or access or not disclosing such information and provide a general description of the nature of the inspection or access not being permitted or the information not being disclosed and the basis therefor and use its reasonable best efforts to provide the applicable inspection, access or information to Parent to the maximum extent possible in a manner that would not result in the disclosure of such trade secrets, violate such legal requirement, contract or obligation or result in the loss of such protections, as applicable. Any such access shall be subject to the Company’s reasonable security measures and shall not include any invasive environmental testing. Any information provided under this Section 6.3(b) shall be subject to the Confidentiality Agreement.

6.4 Reasonable Best Efforts.

(a) Subject to the terms hereof, including Section 6.1, Section 6.4(b), Section 6.4(c) and Section 6.4(d), each party hereto shall use its reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii) as promptly as practicable, obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by such party (or any of its Subsidiaries) from any Governmental Entity in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (“Governmental Approvals”);

(iii) as promptly as practicable (and with respect to filings under the HSR Act, compliant with Section 6.4(b)), make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Offer and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act, any other applicable Antitrust/FDI Laws, and any related governmental request thereunder and (C) any other applicable law;

(iv) contest and resist any action, including any administrative or judicial action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (a “Restrictive Order”), which has the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger or the other transactions contemplated by this Agreement;

(v) obtain from third parties all necessary consents under any material contracts to which the Company or any of its Subsidiaries is a party in connection with the consummation of the Transactions; provided, however, that neither party shall be required to, and the Company shall not without the prior written consent of the Parent, pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments) or agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any contract, or provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any Liability, to obtain the consent of any Person under any contract; provided that, if so requested by the Parent, the Company shall agree to any such payment, consideration, amendment, supplement, modification, waiver, security or Liability, in each case, that is conditioned upon the consummation of the Offer and has no effect or Liability in the event that the Offer is not consummated; provided, further, that, for the avoidance of doubt, the Company shall not be in breach of this Section 6.4(a)(v) due to its failure to obtain a third-party consent to the extent such failure is caused by the Parent’s refusal to provide the Company with Parent’s prior written consent to take any of the actions set forth in the first proviso of this Section 6.4(a)(v); and

(vi) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

Except for a communication permitted pursuant to Section 6.1(d) or following a Company Board Recommendation Change made in accordance with Section 6.1, the parties hereto shall cooperate with each other in connection with the making of all such filings and submissions contemplated by the foregoing clauses (ii) and (iii), including providing copies of all such documents to the non-filing Person and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. Each party hereto shall use its reasonable best efforts to furnish to the other parties hereto all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, nothing contained in this Section 6.4(a) shall limit any obligation under any other provision in this Section 6.4.

(b) Without limiting the generality of this Section 6.4, each of the Parent and the Company shall (i) as soon as reasonably practicable, and in any event within fifteen (15) Business Days following the date of this Agreement, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (including seeking early termination of the waiting period under the HSR Act) with respect to the transactions contemplated by this Agreement and (ii) as promptly as reasonably practicable make any filings required under other applicable Antitrust/FDI Laws. None of the Parent, the Purchaser or the Company shall commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust/FDI Laws or enter into a timing agreement with any Governmental Entity, without the prior written consent of the other parties.

(c) Subject to the terms hereof (including Section 6.4(d)), the parties hereto shall, and shall cause each of their respective Subsidiaries to, cooperate and use their respective reasonable best efforts to obtain any government clearances or approvals required for the Closing under any Antitrust/FDI Law, to promptly respond to any government requests for information under any Antitrust/FDI Law, to cause any waiting periods under any applicable Antitrust/FDI Laws to expire or be terminated, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Restrictive Order. Except to the extent prohibited by applicable law, the parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust/FDI Law. Except to the extent prohibited by applicable law or Governmental Entities reviewing the transactions contemplated by this Agreement, the parties hereto will provide each other the opportunity to participate in meetings and other substantive conversations with any such Governmental Entities. The Parent and the Purchaser shall, after reasonable consultation with the Company and consideration in good faith of the views and comments of the Company, control the strategy for obtaining any government clearances or approvals required for the Closing under any Antitrust/FDI Law (including the expiration or termination of all statutory waiting periods in respect thereof), including, in connection with such clearances or approvals, any meetings, submissions and communications (including any negotiations) with any Governmental Entity and any Legal Proceeding by or before any Governmental Entity.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Parent shall propose, negotiate, commit to and effect by contract, consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of, effective as of the Effective Time, the Surviving Corporation, or its Subsidiaries, or otherwise take or commit to take any action which it is capable of taking that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Surviving Corporation or its Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any Restrictive Order, which would have the effect of preventing or delaying the Acceptance Time beyond the Outside Date; provided, however, that the Parent and its Affiliates shall not be required to (A) propose, negotiate, commit to, agree to, effect or take any action, or agree to any condition or restriction, relating to the business, assets, liabilities, rights, obligations, relationships, results of operations, financial condition or operations of, or otherwise limit in any way or to any extent the full exercise of any rights of ownership of, (1) any of the Parent, the Purchaser or any of their respective Affiliates (other than, after the Effective Time, the Surviving Corporation and its Subsidiaries, but subject to clauses (A)(2) and (B)) or (2) any Company Products set forth in Section 6.4(d) of the Company Disclosure Schedule, (B) propose, negotiate, commit to, agree to, effect or take any action, or agree to any condition or restriction, relating to the business, assets, liabilities, rights, obligations, relationships, results of operations, financial condition or operations of, or otherwise limit in any way or to any extent the full exercise of any rights of ownership of, the Company or any of its Subsidiaries, in the case of this clause (B), that, individually or in the aggregate, would or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (C) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity to do any of the foregoing (each of the items described in the foregoing clauses (A) through (C), a “Burdensome Condition”). The Company shall not, and shall cause each of its Subsidiaries not to, propose, negotiate, commit to, agree to, effect or take any action imposing a Burdensome Condition without the prior written consent of the Parent; provided that, if so requested by the Parent, the Company shall agree to take any such action that is conditioned upon the consummation of the Offer.

(e) Except for the transactions contemplated hereby, the Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by another manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to (or the consummation of) such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in obtaining, or increase the risk of not obtaining, any Governmental Approval or the expiration or termination of any applicable waiting period required for the consummation of the transactions contemplated hereby, (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby or (iii) materially delay the consummation of the transactions contemplated hereby.

6.5 Public Disclosure. The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and the Parent. So long as this Agreement is in effect, the Parent and the Purchaser, on the one hand, and the Company, on the other hand, shall not, and shall cause their respective Affiliates not to, issue any press release or otherwise make any public statement with respect to the Offer, the Merger or the transactions contemplated hereby without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that, without modifying the obligations set forth in Section 6.1, these restrictions shall not apply to any Company communications permitted pursuant to Section 6.1(d) or in connection with a Company Board Recommendation Change; provided further, that each of the Parent and the Purchaser, on the one hand, and the Company, on the other hand, may, without such prior written consent, (a) make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, (b) make internal announcements to employees, (c) make disclosures in registration statements, forms, reports and other documents required to be filed by the Parent, the Purchaser or the Company, as applicable, with the SEC, in the case of each of clauses (a), (b) and (c), to the extent that such statements, announcements and disclosures are consistent in all material respects with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties in accordance with this Section 6.5 or (d) if such party determines, after consultation with outside counsel, that it is required by applicable law or stock exchange rule or regulation to issue or cause the publication of a press release or otherwise make any public statement, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other public statement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.

6.6 Indemnification.

(a) From and after the Acceptance Time, the Surviving Corporation shall, and the Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless each Indemnified Party against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director or manager of the Company or any of its Subsidiaries prior to the Effective Time or, while an officer, director or manager of the Company or any of its Subsidiaries, is or was serving at the request of the Company or one of its Subsidiaries as an officer, director, manager, member, trustee or fiduciary of another Person prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation (and Parent shall cause the Surviving Corporation to advance such expenses) within ten (10) Business Days of receipt by the Surviving Corporation from the Indemnified Party of a request therefor to the extent such Indemnified Person is entitled to indemnification pursuant to this Section 6.6; provided that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification hereunder, under applicable law or otherwise. Without limitation of the foregoing or any other provision of this Section 6.6, the Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto existing as of the date of this Agreement in favor of any Indemnified Party, whether under applicable law, provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries (as in effect as of the date of this Agreement) or in any indemnification agreement set forth in Section 6.6(a) of the Company Disclosure Schedule (the “Indemnification Agreements”) between such Indemnified Party and the Company or any of its Subsidiaries (as in effect as of the date of this Agreement) shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b) From the Effective Time through the six (6)-year anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its Subsidiaries shall contain, and the Parent shall cause the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its Subsidiaries to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the certificate of incorporation and bylaws of the Company (and, with respect to each such Subsidiary, the comparable organizational documents of such Subsidiary) as in effect on the date of this Agreement.

(c) Prior to the Effective Time, the Company shall purchase a Reporting Tail Endorsement; provided that, unless elected in writing by the Parent pursuant to the immediately succeeding sentence, the Company shall not pay more than the Maximum Premium for such Reporting Tail Endorsement. If the Reporting Tail Endorsement is not available at an aggregate cost not greater than the Maximum Premium, then (i) the Company shall notify Parent in writing of the aggregate cost to obtain the Reporting Tail Endorsement and (ii) Parent shall elect that (A) the Company obtain the Reporting Tail Endorsement for such aggregate cost in excess of the Maximum Premium or (B) the Company obtain as much comparable insurance as can be obtained at a cost up to but not exceeding the Maximum Premium. The Surviving Corporation shall maintain, and the Parent shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in full force and effect (and the Parent shall cause all obligations thereunder to be honored by the Surviving Corporation) for six (6) years from the Effective Time, the Reporting Tail Endorsement or such comparable insurance obtained pursuant to this Section 6.6(c) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement).

(d) In the event the Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) consummates any division or conversion, then, and in each such case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 6.6.

(e) The provisions of this Section 6.6 are intended to be in addition to the rights otherwise available to any Indemnified Party by law, statute, any provision of any certificate of incorporation, bylaws or other organizational document or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

6.7 Employee Benefits Matters.

(a) For a period of one year following the Effective Time or such shorter period as a Company Employee remains employed, the Parent shall provide, or shall cause to be provided, to each Company Employee (i) a base salary or wage rate not less than the base salary or wage rate provided to such employee immediately before the Effective Time, (ii) target short-term cash incentive opportunities no less favorable than the target short-term cash incentive opportunities provided to such employee immediately before the Effective Time, (iii) severance benefits determined in accordance with the Company Employee Plans listed on Section 6.7(a) of the Company Disclosure Schedule and (iv) other employee benefits (excluding any equity-based compensation, defined benefit pensions or post-employment health or welfare benefits, and retention, change in control or other one-off or special payments or benefits) that are substantially comparable, in the aggregate, to such other employee benefits (subject to the same exclusions) provided to such employee immediately before the Effective Time. For the avoidance of doubt, nothing in this Section 6.7 shall limit the obligations of the Parent, the Company or any of their Subsidiaries with respect to compensation, benefits and terms of employment of Company Employees who are covered by collective bargaining, works council or other collective representation agreements.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any New Plans, the Parent or its Affiliates shall use reasonable best efforts to cause each Company Employee to, subject to applicable law and applicable Tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service by the Company or its Subsidiaries under a comparable Company Employee Plan; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or provide credit under any defined benefit plan, frozen plan or plan providing long-term incentive compensation, in each case, of the Parent and its Affiliates. In addition, and without limiting the generality of the foregoing, the Parent or its Affiliates shall use reasonable best efforts to cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is of the same type as the Company Employee Plan in which such Company Employee participated immediately before the Effective Time and (ii) all pre-existing condition exclusions and actively-at-work requirements of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee to be waived for such Company Employee and his or her covered dependents.

(c) Unless otherwise requested in writing by the Parent no later than fifteen (15) days prior to the Effective Time, the Company Board (or the appropriate committee thereof) shall take all actions necessary to terminate any Company Employee Plan qualified under Section 401(a) of the Code and containing a Section 401(k) cash or deferred arrangement, such termination to be effective as of the day prior to the Effective Time and contingent upon the occurrence of the Effective Time. The Company shall provide the Parent, prior to the Effective Time, with evidence that such plan(s) have been terminated (the form and substance of which shall be subject to reasonable review and comment by the Parent). If such Company Employee Plan is terminated, the Company Employees shall be eligible to participate, effective as soon as reasonably practicable following the Effective Time, in a 401(k) plan sponsored or maintained by the Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). The Company and the Parent shall take any and all actions as may be required, including amendments to the Parent 401(k) Plan, to permit the Company Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.

(d) Nothing in this Section 6.7 shall prohibit the Parent, the Company or any of their respective Subsidiaries from amending or terminating (in accordance with any applicable terms), or shall be construed as creating, amending or terminating any Employee Benefit Plan, Company Employee Plan, New Plan or any other compensation or benefit plan, program, policy, practice, agreement or arrangement sponsored or maintained by the Company, the Parent or any of their respective Subsidiaries, and nothing in this Agreement shall otherwise require the Company, the Parent or any of their respective Subsidiaries to create or continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time or to employ any particular person on any particular terms. Without limiting the generality of Section 10.4, the provisions of this Section 6.7 are solely for the benefit of the parties hereto, and no current or former employee, officer, director, manager or consultant, or any other individual, shall be regarded for any purpose as a third party beneficiary of this Section 6.7.

6.8 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by this Agreement, the parties hereto shall use their respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

6.9 Rule 16b-3. Prior to the Acceptance Time, the Company shall take all actions reasonably necessary to cause any dispositions of Company equity securities (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company and who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.10 Rule 14d-10 Matters. Prior to the Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Parent, the Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company or its Subsidiaries that are effective as of the date of this Agreement or are entered into, in accordance with this Agreement, after the date of this Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.11 Security Holder Litigation. The Company shall promptly advise Parent of any litigation commenced after the date of this Agreement against the Company or any of its directors or officers (in their capacity as such) by any stockholder of the Company (on their own behalf or on behalf of the Company) or any holder of the Company’s other securities relating to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, and shall keep Parent reasonably informed on a reasonably prompt basis regarding the status of and any developments with respect to any such litigation. The Company shall have the right to control the defense and settlement of any such litigation; provided that (a) the Company shall give the Parent the opportunity to participate, at the Parent’s expense, in the defense and settlement of any such litigation, (b) the Company shall consider in good faith the Parent’s advice with respect to such litigation and (c) the Company shall not settle any such litigation without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.11 and Section 5.1, the provisions of this Section 6.11 shall control.

6.12 Financing; Convertible Senior Notes; Capped Call Transaction; Company Credit Agreement.

(a) During the period from the date of this Agreement to the Effective Time and subject to Section 6.12(i), the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives to, at the Parent’s sole expense, provide any cooperation that is reasonably necessary and customary and reasonably requested by the Parent to assist the Parent in the arrangement of any new financing for the purpose of financing the Transactions and the fees and expenses incurred in connection therewith.

(b) Prior to the Effective Time, the Company shall use reasonable best efforts to take all actions as may be required to be taken by it in accordance with, and subject to the terms of, the applicable provisions of the Convertible Senior Notes Indenture and the Capped Call Documentation in connection with the Transactions and any repurchases or conversions of the Convertible Senior Notes occurring as a result of or in connection with the Transactions constituting a Fundamental Change or a Make-Whole Fundamental Change (each as defined in the Convertible Senior Notes Indenture), and the Company shall provide all notices required by the Convertible Senior Notes Indenture or the Capped Call Documentation in accordance with their terms.

(c) Without limiting the generality of the foregoing, prior to the Effective Time, the Company shall use reasonable best efforts to, subject to Section 6.12(d) and Section 6.12(i), in accordance with, and subject to the terms of, the applicable provisions of the Convertible Senior Notes Indenture and the Capped Call Documentation, (i) at the Parent’s written request, prepare any supplemental indenture contemplated by Section 14.07 of the Convertible Senior Notes Indenture in connection with the Transactions and the consummation thereof and execute and deliver to the Trustee (as defined in the Convertible Senior Notes Indenture) on or prior to the Effective Time such supplemental indenture, which shall be reasonably satisfactory in form and substance to the Parent, and (ii) take all such further actions, including the delivery of any officers’ certificates required by the Convertible Senior Notes Indenture, as may be necessary to comply with all of the terms and conditions of the Convertible Senior Notes Indenture in connection with the Transactions.

(d) Prior to the Effective Time, the Company shall use reasonable best efforts to provide the Parent and its counsel (i) copies of any notices or other communications, reasonably promptly after the receipt thereof, from the Trustee or holders of Convertible Senior Notes or the counterparties under the Capped Call Transactions, (ii) updates on any Convertible Senior Notes surrendered for conversion prior to the Effective Time reasonably promptly after receipt of any notice related thereto from holders and (iii) reasonable opportunity (and in any event at least two (2) Business Days to the extent reasonably practicable) to review and comment on any notices, certificates, press releases, supplemental indentures, officers’ certificates or other documents or instruments required to be delivered pursuant to or in connection with the Convertible Senior Notes Indenture or Capped Call Documentation prior to the dispatch or making thereof and shall use reasonable best efforts to consult with the Parent or its counsel with respect to such notices, certificates, press releases, supplemental indentures, officers’ certificates and other documents and instruments, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, the Parent or its counsel with respect thereto prior to the dispatch or making thereof. Notwithstanding the foregoing, nothing in Section 6.12(c) or this Section 6.12(d) shall require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses or make any payment in connection with any Convertible Senior Notes prior to the occurrence of the Effective Time.

(e) Prior to the Effective Time, the Company shall not amend, modify, supplement or terminate the Convertible Senior Notes Indenture or make (or be deemed to make) any election with respect to any settlement method in connection with any conversions of any Convertible Senior Notes without the prior written consent of the Parent (not to be unreasonably withheld, conditioned or delayed).

(f) Prior to the Effective Time, the Company agrees to use its reasonable best efforts to cooperate with the Parent, at the Parent’s written request, to enter into arrangements with the counterparties of each Capped Call Transaction to cause such Capped Call Transaction to be exercised, settled, terminated or cancelled as of the Effective Time and to enter into any documentation required to effect such exercise, settlement, termination or cancellation, it being understood that the calculation and settlement of any amounts payable thereunder shall be payable only in cash and subject to the mutual agreement of the Parent, the Company and the respective counterparties of each Capped Call Transaction. The Company shall not amend, modify or terminate the Capped Call Documentation (including as to the form of consideration of any amount payable in respect of any early settlement) or exercise any right it may have, or enter into any agreement, to terminate, or to trigger an early settlement of, any of the Capped Call Transactions without the prior written consent of the Parent, which consent shall not be unreasonably withheld, conditioned or delayed (it being understood, for the avoidance of doubt, that such limitations shall not apply to any modification or adjustment made unilaterally by the counterparty to a Capped Call Transaction pursuant to the terms of the applicable Capped Call Documentation); provided, that the Company agrees to (i) reasonably promptly provide Parent with any notices or other written communication received from any counterparty to the Capped Call Transactions and keep Parent fully informed of all discussions and negotiations with respect to the Capped Call Transactions and give Parent the option to participate (or have its counsel participate) in any such discussions and negotiations and (ii) provide Parent and its counsel reasonable opportunity to review and comment on any written response to any written notice or other document received from any counterparty with respect to the Capped Call Transactions prior to making any such response, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to making any such response. Notwithstanding the foregoing, nothing in this Section 6.12(f) shall require the Company to (A) pay any fees, incur or reimburse any costs or expenses or make any payment in connection with any Capped Call Transaction prior to the occurrence of the Effective Time, (B) enter into, effect or agree to any settlement, termination, amendment, waiver, modification or other change with respect to the Capped Call Transactions that is effective prior to the occurrence of the Effective Time or (C) refrain from delivering, or delay the delivery of, any notice required by the terms of the Capped Call Transactions.

(g) The Company shall (and shall cause its Subsidiaries to) use reasonable best efforts to deliver all notices and take all other actions, in each case required to be delivered or taken by the Company or any of its Subsidiaries, as applicable, to facilitate substantially concurrently with, or prior to, the Effective Time, the termination of all commitments outstanding under the Company Credit Agreement, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of all guarantees in connection therewith (the “Company Credit Agreement Termination”). In furtherance and not in limitation of the foregoing, the Company shall, and shall cause its Subsidiaries to, (i) use reasonable best efforts to deliver to the Parent at least five (5) Business Days prior to the Effective Time, a draft payoff letter and draft related release documentation and (ii) deliver to the Parent on or prior to the Effective Time, an executed payoff letter (the “Payoff Letter”) and executed related release documentation, in each case, with respect to the Company Credit Agreement, in form and substance customary for transactions of this type, from the agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letter, together with any related release documentation, shall, among other things, include the payoff amount and provide that all guarantees and Liens granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries and securing such indebtedness and any other obligations secured thereby, shall, upon receipt of the payoff amount set forth in the Payoff Letter by the applicable Persons listed in the Payoff Letter substantially concurrently with, or prior to, the Effective Time and in accordance with the terms of the Payoff Letter, be released and terminated. Notwithstanding the foregoing, nothing in this Section 6.12(g) shall require the Company or any of its Subsidiaries to cause the Company Credit Agreement Termination to be effective unless and until the Effective Time has occurred and Parent has provided or caused to be provided to the Company and its Subsidiaries funds (or Parent has directed the Company and its Subsidiaries to use funds on their balance sheet) to pay in full the then-outstanding principal amount of and accrued and unpaid interest and fees under the Company Credit Agreement.

(h) Prior to the Effective Time, the Company shall use its reasonable best efforts to terminate the Factoring Agreement in accordance with the terms therein, including, if necessary, by obtaining consents to amend the Factoring Agreement to permit the early termination of the Factoring Agreement on terms reasonably acceptable to the Parent. The Company shall keep the Parent reasonably informed of the status of its efforts to terminate the Factoring Agreement. Notwithstanding the foregoing, nothing in this Section 6.12(h) shall require the Company or any of its Subsidiaries to (i) pay any fees, incur or reimburse any costs or expenses or make any payment in connection with the termination of the Factoring Agreement prior to the occurrence of the Effective Time or (ii) cause the termination of the Factoring Agreement to be effective unless and until the Effective Time has occurred.

(i) Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that nothing in this Section 6.12 shall require the Company to (i) other than with respect to (x) any fees, costs, expenses or liabilities expressly provided under the Convertible Senior Notes Indenture or Capped Call Documentation (including as a result of any conversions that are required to be settled prior to the Closing and interest payments required to be paid prior to the Closing) or (y) any fees, costs or expenses to be reimbursed by the Parent and the Purchaser pursuant to this Section 6.12, pay any fees, incur or reimburse any costs or expenses, or make any payment prior to the occurrence of the Effective Time; (ii) enter into any instrument or agreement, or agree to any change or modification to any instrument or agreement, that is effective prior to the occurrence of the Effective Time or that would be effective if the Effective Time did not occur; (iii) provide access to or disclose information that would jeopardize attorney-client privilege or other privilege or contravene any applicable law, rule or regulation or violate any contract or agreement (provided that the Company shall use reasonable best efforts to provide an alternative means of providing access to such information or disclosing as much of such information as reasonably possible in a manner that does not result in such jeopardy, contravention or violation); (iv) refrain from delivering, or delay the delivery of, any notice required by the terms of the Convertible Senior Notes Indenture or the Capped Call Documentation (it being understood that the Company will provide the Parent and its counsel with a reasonable opportunity to review and comment on such notice as provided in Section 6.12(d)); (v) take any action that would unreasonably interfere with the conduct of the Company’s and its Subsidiaries’ business; (vi) take any action that would require the Company, any of its Subsidiaries or any of their respective Representatives to take any action that conflicts with, or results in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of the Company or any of its Subsidiaries, any applicable laws, or any contracts of the Company or any such Subsidiary; (vii) deliver or cause to be delivered any opinion of counsel or solvency certificate; or (viii) prepare or deliver (1) any financial information that the Company and its Affiliates do not maintain in the ordinary course of business, (2) information not reasonably available to the Company or its Affiliates under their respective current reporting systems, or (3) (A) pro forma financial information or pro forma financial statements, (B) projections, risk factors or other forward-looking statements relating to all or any component of any new financing for the purpose of financing the Transactions or (C) information regarding any post-Closing or pro forma cost savings, synergies, capitalization or other pro forma adjustment desired to be incorporated into any information used in connection with any new financing for the purpose of financing the Transactions. For the avoidance of doubt, and without limiting the obligations in this Section 6.12, each of the Parent and the Purchaser acknowledge and agree that its obligations to consummate the transactions contemplated by this Agreement are not conditioned upon any action, event or occurrence with respect to the Convertible Senior Notes Indenture or the Capped Call Transactions.

(j) Each of the Parent and the Purchaser (i) shall promptly, upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Company’s cooperation required by this Section 6.12 and (ii) acknowledges and agrees that the Company, its Subsidiaries and the respective Representatives of the Company or any of its Subsidiaries shall not be required to incur any liability to any Person prior to the Closing with respect to any actions of the Company, any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries contemplated by this Section 6.12 (other than any fees, costs or expenses to be reimbursed by the Parent and the Purchaser pursuant to clause (i)); provided that (x) clauses (i) and (ii) shall not, prior to the occurrence of the Effective Time, apply to any fees, costs, expenses or liabilities expressly provided under the Convertible Senior Notes Indenture or Capped Call Documentation (including as a result of any conversions that are required to be settled prior to the Closing and interest payments required to be paid prior to the Closing) and (y) clause (i) shall not, prior to the occurrence of the Effective Time, apply to any fees, costs, expenses or liabilities (other than to the extent arising as a result of the Transactions) or the payment of principal, fees or interest under the Company Credit Agreement. The Parent and the Purchaser shall indemnify and hold harmless the Company, its Subsidiaries and the respective Representatives of the Company or any of its Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Company’s cooperation required by this Section 6.12, in each case, other than (x) to the extent any of the foregoing was suffered or incurred prior to the occurrence of the Effective Time as a result of the bad faith, gross negligence or willful misconduct of the Company, any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries, (y) that is expressly provided under the Convertible Senior Notes Indenture or Capped Call Documentation (including as a result of any conversions that are required to be settled prior to the Closing and interest payments required to be paid prior to the Closing) or (z) for the payment of principal, fees or interest under the Company Credit Agreement.

6.13 Tax Matters.

(a) The Company shall, and shall cause its Subsidiaries to, (i) reasonably cooperate with the Parent with respect to the Specified Matters of the Company and the Subsidiaries, including the preparation and filing of any Tax Returns and the conduct of any conference, audit, examination or other proceeding or action and (ii) provide the Parent with any material information reasonably requested by the Parent in relation to the Specified Matters (and any potential action with respect thereto), which cooperation shall include supplying all material information (including Tax Returns, legal documentation, books, records, technical analyses, valuations, workpapers and other information) and making their employees and advisors reasonably available to the Parent, at the Parent’s request.

(b) Notwithstanding anything to the contrary herein, the Company shall, and shall cause its Subsidiaries to use reasonable best efforts to, (i) defer until after the Effective Time any conference, audit, examination or other proceeding or action with any Governmental Entity, the IRS or any other taxing authority in which the Specified Matters are reasonably expected to be discussed or (ii) if such deferral is not reasonably practicable, notify the Parent, reasonably consult with the Parent with respect to all material submissions and reflect any reasonable comments of the Parent in such submissions, include the Parent to the extent reasonably practicable in all scheduled meetings and cooperate with the Parent with respect thereto. Anything in the prior sentence to the contrary notwithstanding, the conduct of any such proceeding shall be subject to Article V.

ARTICLE VII

CONDITIONS TO MERGER

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) the Purchaser (or Parent, on Purchaser’s behalf) shall have accepted for purchase all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer; and

(b) no Governmental Entity of competent jurisdiction in any jurisdiction in which the Parent and its Subsidiaries or the Company and its Subsidiaries have business operations or assets, in each case, that are material to the Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, shall have issued, enacted, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction (preliminary or permanent) or law which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other parties):

(a) by mutual written consent of the Parent and the Company at any time prior to the Acceptance Time;

(b) by either the Parent or the Company at any time prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before 11:59 p.m. Eastern Time on September 30, 2026 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto if the failure of such party (or any Affiliate of such party) to fulfill any obligation under this Agreement in any material respect has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the Outside Date;

(c) by either the Parent or the Company at any time prior to the Acceptance Time if a Governmental Entity of competent jurisdiction in any jurisdiction in which the Parent and its Subsidiaries or the Company and its Subsidiaries have business operations or assets, in each case, that are material to the Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, shall have issued a nonappealable final order, decree or ruling or law or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, shares of Company Common Stock pursuant to the Offer or consummation of the Merger; provided, however, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure of such party (or any Affiliate of such party) to fulfill any obligation under this Agreement in any material respect has been a principal cause of or resulted in the issuance of any such order, decree, ruling, law or the taking of such other action;

(d) by the Parent or the Company if the Offer expires as a result of the non-satisfaction of the Minimum Condition and is not extended pursuant to Section 1.1(b), without the Purchaser having irrevocably accepted for purchase any shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer; provided, however, that (i) a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure of such party (or any Affiliate of such party) to fulfill any obligation under this Agreement in any material respect has been a principal cause of or resulted in the non-satisfaction of the Minimum Condition and (ii) the Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the Purchaser is required to extend the Offer pursuant to Section 1.1(b);

(e) by the Parent, at any time prior to the Acceptance Time, if a Company Board Recommendation Change has occurred;

(f) by the Company, at any time prior to the Acceptance Time, if the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 6.1 with respect to such Superior Proposal, the Company pays the Termination Fee contemplated by, and in accordance with, Section 8.3(b)(ii) and, substantially concurrently with the termination of this Agreement, the Company enters into a definitive agreement to consummate the transaction contemplated by such Superior Proposal;

(g) by the Parent, prior to the Acceptance Time, if there has been a breach of, inaccuracy in or failure to perform or comply with any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach, inaccuracy or failure to perform or comply (i) would cause any of the conditions set forth in clauses (d) or (e) of Annex I not to be satisfied, and (ii) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured within twenty (20) Business Days following receipt by the Company of written notice of such breach, inaccuracy or failure to perform or comply from the Parent; provided that neither the Parent nor the Purchaser is then in breach of any representation, warranty, covenant or agreement under this Agreement such that such breach would permit the Company to terminate this Agreement pursuant to Section 8.1(h);

(h) by the Company, prior to the Acceptance Time, if there has been a breach of, inaccuracy in or failure to perform or comply with any representation, warranty, covenant or agreement on the part of the Parent or the Purchaser set forth in this Agreement, which breach, inaccuracy or failure to perform or comply (i) shall have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) is incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured within twenty (20) Business Days following receipt by the Parent of written notice of such breach, inaccuracy or failure to perform or comply from the Company; provided that the Company is not then in breach of any representation, warranty, covenant or agreement under this Agreement such that such breach would permit the Parent to terminate this Agreement pursuant to Section 8.1(g); or

(i) by the Company (A) prior to the commencement of the Offer by the Purchaser, if, for any reason, the Purchaser shall have failed to commence the Offer by the date that is ten (10) Business Days after the date of this Agreement (other than due to the failure of the Company (or any Affiliate of the Company) to fulfill any obligation under this Agreement in any material respect that would be required in order to enable the Purchaser to commence the Offer by such date) or (B) upon two (2) Business Days’ notice to the Parent if (1) for any reason, the Purchaser shall have failed to irrevocably accept for purchase all shares of Company Common Stock validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended in accordance with this Agreement) and (2) all of the Offer Conditions have been satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, provided that such Offer Conditions are capable of being satisfied at such time).

8.2 Effect of Termination. In the event of termination of this Agreement in accordance with Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Parent, the Company, the Purchaser or their respective Representatives, stockholders or Affiliates; provided that, except as provided in Section 8.3(d), (a) any such termination shall not relieve any party hereto from liability for any fraud or Willful Breach and (b) the provisions of Section 6.3(a) and the last sentence of Section 6.3(b) (Confidentiality), Section 6.12(j) (Convertible Senior Notes; Capped Call Transaction; Company Credit Agreement), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses), Article IX (Defined Terms) and Article X (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3 or as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated; provided, however, that the Parent shall pay all filing fees under the HSR Act and for filings under foreign Antitrust/FDI Laws.

(b) The Company shall pay the Parent the Termination Fee in the event that this Agreement is terminated:

(i) by the Parent pursuant to Section 8.1(e);

(ii) by the Company pursuant to Section 8.1(f); or

(iii) by either the Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d) if (A) before the date of such termination, a bona fide Acquisition Proposal shall have been publicly disclosed or publicly announced and not publicly withdrawn and (B) within twelve (12) months after the date of termination of this Agreement, (1) the Company shall have entered into a definitive agreement to consummate an Acquisition Proposal or (2) a transaction contemplated by an Acquisition Proposal shall have been consummated;

provided, however, that, for purposes of this Section 8.3(b), all references to “20%” and “80%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”. Any fee due under Section 8.3(b)(i) shall be paid to the Parent by wire transfer of same-day funds within two (2) Business Days after the date of termination of this Agreement. Any fee due under Section 8.3(b)(ii) shall be paid to the Parent by wire transfer of same-day funds on or before the date of, and as a condition to the effectiveness of, termination of this Agreement. Any fee due under Section 8.3(b)(iii) shall be paid to the Parent by wire transfer of same-day funds within two (2) Business Days of the earliest occurrence of either of the events described in clauses (B)(1) or (B)(2) of Section 8.3(b)(iii).

(c) In no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d) The agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and the parties hereto would not enter into this Agreement absent such agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.3(b), then (i) the Company shall reimburse the Parent for all costs and expenses (including disbursements and fees of counsel) incurred by the Parent and its Affiliates in the collection of such overdue amount, including in connection with any related Legal Proceedings, and (ii) the Company shall pay to the Parent interest on the amount payable pursuant to Section 8.3(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Except in the event of any fraud or Willful Breach, (A) payment of the Termination Fee described in this Section 8.3 and, if applicable, any amounts payable under this Section 8.3(d) shall constitute the sole and exclusive remedy of the Parent, the Purchaser, their respective Affiliates and the Representatives of each of the foregoing against the Company or any of its Subsidiaries or any of their respective current or former Representatives, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) in connection with this Agreement, the termination of this Agreement and the transactions contemplated hereby (and the abandonment thereof) in circumstances in which the Termination Fee becomes due and payable hereunder and (B) in the event that the Parent shall receive the Termination Fee and, if applicable, any amounts payable under this Section 8.3(d) in circumstances in which the Termination Fee becomes due and payable hereunder, none of the Company Related Parties shall have any further liability or obligation to the Parent, the Purchaser, their respective Affiliates and the Representatives of each of the foregoing in connection with this Agreement, the termination of this Agreement and the transactions contemplated hereby (and the abandonment thereof) and none of the Parent, the Purchaser, any of their respective Affiliates or any Representative of any of the foregoing shall, nor shall any of them be entitled to, bring or maintain, and each of them hereby covenants not to bring or maintain, any other claim, action or proceeding against any Company Related Party in connection with this Agreement, the termination of this Agreement or the transactions contemplated hereby (and the abandonment thereof).

8.4 Amendment. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by their respective boards of directors to the extent permitted by law; provided that, following the Acceptance Time, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment, modification or supplement hereto (as applicable), signed on behalf of each of the parties hereto.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally permitted, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein, except that the Minimum Condition and the Offer Conditions set forth in clauses (b) and (g) of Annex I may only be waived by the Purchaser with the prior written consent of the Company in its discretion. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; provided that it is agreed that any extension or waiver by the Parent shall also be an effective extension or waiver by the Purchaser. Such extension or waiver shall not apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

DEFINED TERMS

The following terms shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.1(b).

“Acceptance Time” means the time at which the Purchaser irrevocably accepts for purchase all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer.

“Acquisition Proposal” means (a) any proposal or offer for a merger, consolidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving the Company and its Subsidiaries (i) that, if consummated, would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of the equity securities or voting power of the Company, or any successor to the

Company, immediately thereafter, or (ii) as a result of which the holders of shares of Company Common Stock immediately prior to the consummation of such transaction would not hold (as a group and in substantially the same proportions relative to each other as such holders held Company Common Stock), equity interests in the surviving or resulting entity of such transaction representing more than eighty percent (80%) of the equity securities or voting power of the surviving or resulting entity, (b) any proposal or offer for the issuance by the Company of 20% or more of its equity securities or voting power, (c) any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the equity securities or voting power of the Company or (d) any proposal or offer for any direct or indirect sale, lease, license or other disposition of twenty percent (20%) or more of the assets of the Company and its Subsidiaries on a consolidated basis (determined on a fair market value basis) or to which twenty percent (20%) or more of the revenues or earnings of the Company and its Subsidiaries on a consolidated basis are attributable.

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the preamble.

“AI/ML” has the meaning set forth in the definition of “Artificial Intelligence Tools”.

“Anti-Bribery Laws” has the meaning set forth in Section 3.15(b).

“Antitrust/FDI Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other applicable federal, state or foreign law, regulation or decree designed to (i) prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or (ii) control foreign investment.

“Artificial Intelligence Tools” means artificial intelligence or machine learning (“AI/ML”) tools, AI/ML applications or AI/ML IT Systems.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.4(a).

“Bayh-Dole Act” means the Patent and Trademark Law Amendments Act of 1980, codified at 35 U.S.C. §§ 200-212, as well as any regulations promulgated pursuant thereto, including in 37 C.F.R. Part 401.

“Burdensome Condition” has the meaning set forth in Section 6.4(d).

“Business Day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings other than a day on which banking institutions located in Boston, Massachusetts are permitted or required by law, executive order or governmental decree to remain closed.

“Business Product” means any product or service that is in clinical trials or being researched, tested, developed, designed, manufactured, marketed, sold, commercialized, offered, made available, exclusively licensed, distributed or branded by or on behalf of the Company or any of its Subsidiaries, solely or jointly with any other Person. For the avoidance of doubt, Business Products shall include the products set forth on Section 1.1(b) of the Company Disclosure Schedule.

“Capitalization Date” means the close of business on March 27, 2026.

“Capped Call Documentation” means (i) the letter agreement re: Base Call Option Transaction, dated September 11, 2019, by and between the Company and JPMorgan Chase Bank, National Association, (ii) the letter agreement re: Base Call Option Transaction, dated September 11, 2019, by and between the Company and Jefferies International Limited, (iii) the letter agreement re: Call Option Transaction, dated May 6, 2020, by and between the Company and JPMorgan Chase Bank, National Association and (iv) the letter agreement re: Call Option Transaction, dated May 6, 2020, by and between the Company and Jefferies International Limited.

“Capped Call Transaction” means the capped call transactions evidenced by the Capped Call Documentation.

“Cash Amount” has the meaning set forth in the Recitals.

“Cash-Out Option” has the meaning set forth in Section 2.9(a).

“Cash-Out RSU Award” has the meaning set forth in Section 2.9(c).

“Certificate” means a certificate that immediately prior to the Effective Time represents shares of Company Common Stock.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“cGMP” means the applicable laws and regulations relating to current good manufacturing practices, including the quality oversight, design, manufacturing, development, processing, storing, packaging, repackaging, testing, packing, labeling, relabeling, commercial and clinical distribution, transportation, handling and holding of pharmaceuticals, including as set forth in the FDCA, 21 C.F.R. Parts 4, 210, 211 and 820 and applicable FDA guidances and comparable foreign laws and guidances.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Agreement” has the meaning set forth in the definition of “Company Material Contract.”

“Company” has the meaning set forth in the preamble.

“Company Balance Sheet” means the consolidated audited balance sheet of the Company as of December 31, 2025.

“Company Board” means the Board of Directors of the Company (together with any duly constituted and authorized committee thereof).

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Board Recommendation Change” has the meaning set forth in Section 6.1(b)(i).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Credit Agreement” means that certain Financing Agreement, dated as of May 13, 2024, among the Company, certain Subsidiaries of the Company as guarantors, the various lenders from time to time party thereto, and Sixth Street Lending Partners, as administrative agent.

“Company Credit Agreement Termination” has the meaning set forth in Section 6.12(g).

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to the Parent and the Purchaser and dated as of the date of this Agreement.

“Company Employee Plans” means all Employee Benefit Plans, including any Company Stock Plan, maintained or contributed to (or required to be contributed to) by the Company or any of the Company’s Subsidiaries for the benefit of any current or former employee or other service provider of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, other than those required by applicable law.

“Company Employees” means each employee of the Company and its Subsidiaries.

“Company ESPP” means the Company’s 2017 Employee Stock Purchase Plan, as amended on September 24, 2020.

“Company Intellectual Property” means all Company Owned Intellectual Property together with all Intellectual Property exclusively licensed (or purported to be exclusively licensed) to the Company or any of its Subsidiaries.

“Company Leases” means the leases, subleases, licenses or occupancy agreements pursuant to which the Company or any of its Subsidiaries leases, subleases or licenses from third parties any real property used in the conduct of the business of the Company and its Subsidiaries, as currently conducted, including all material modifications, amendments, supplements, waivers and side letters thereto and all assignments and guaranties thereof.

“Company Material Adverse Effect” means any change, occurrence, effect, event, circumstance or development (each, an “Effect”) that is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect to the extent resulting from, arising out of or attributable to any of the following shall be taken into account when determining whether a

“Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally, including the actual or threatened imposition of, or adjustments to, tariffs or other trade restrictions; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (c) conditions (or changes in such conditions) in the pharmaceutical and biotechnology industries; (d) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, weather conditions or other natural disasters in the United States or any other country or region in the world; (f) other than for purposes of any representation or warranty related to the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby or any Offer Condition set forth in Annex I to the extent related to any such representation or warranty, the announcement of this Agreement (including the identity of the Parent) or the pendency or consummation of the transactions contemplated hereby, including the loss or departure of directors, consultants, officers or other employees of the Company or any of its Subsidiaries and the termination of any contracts with customers or other business partners, in each case resulting from the announcement of this Agreement (including the identity of the Parent) or the pendency or consummation of the transactions contemplated hereby; (g) any action taken or omitted by the Company (i) upon the prior written request of Parent or (ii) as expressly required by the terms of this Agreement (other than Section 5.1); (h) changes in law (or authoritative interpretations thereof), or changes in GAAP or other accounting standards (or authoritative interpretations thereof); (i) changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such cause would otherwise be excepted from this definition); (j) pandemics, epidemics or disease outbreaks or any escalation or worsening of any of the foregoing or any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Entity, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions relating thereto or any change in such law, regulation, statute, directive, pronouncement or guideline or authoritative interpretation thereof; or (k) (i) any results of, or data derived from, preclinical or clinical studies relating to any Business Product or product candidate of the Company or any of its Subsidiaries or any product or product candidate of any competitor of the Company or any of its Subsidiaries, (ii) the determination by the FDA or any other Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to the acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-

approval, disapproval or non-clearance of any product candidate of the Company or any of its Subsidiaries or any product candidate of any competitor of the Company or any of its Subsidiaries, (iii) FDA approval (or other clinical or regulatory developments of any Governmental Entity) or market entry or threatened market entry of any product of any competitor of the Company or any of its Subsidiaries, or any guidance, announcement or publication by the FDA or other Governmental Entity with respect to any product candidate of any competitor of the Company or any of its Subsidiaries or (iv) any recommendations, statements or other pronouncements made or published by professional medical organizations or any Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to any Business Product or product candidate of the Company or any of its Subsidiaries or any product or product candidate of any competitor of the Company or any of its Subsidiaries, other than, in the case of this clause (k), for any of the foregoing arising from fraud or willful misconduct by the Company or any of its Subsidiaries; except to the extent any such Effect resulting from, arising out of or attributable to the matters described in the foregoing clauses (a) through (e), (h) and (j) disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the pharmaceutical and biotechnology industries (in which case, only such disproportionate adverse effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur).

“Company Material Contracts” means the following contracts (other than Employee Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound: (a) any contract pursuant to which the Company and its Subsidiaries spent or were paid, in the aggregate, more than $5,000,000 with respect to such agreement or contract during the fiscal year ended December 31, 2025, (b) any contract that includes contingent obligations that upon satisfaction of certain conditions precedent resulted in or will result in aggregate payments by the Company and its Subsidiaries, or aggregate payments payable to the Company and its Subsidiaries, under such contract, of more than $5,000,000 during the fiscal year ended December 31, 2025 or in any fiscal year thereafter (including by means of royalty, milestone or similar payments); (c) any contract that provides for or governs the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance, collaboration, co-promotion, profit-sharing or research and development or other similar arrangement or relates to any material grant of manufacturing or commercialization rights with respect to any Company Products (each, a “Collaboration Agreement”); (d) any contract that involves the settlement, release, waiver or compromise of any pending or threatened Legal Proceeding which will require payments after the date of this Agreement in excess of $1,000,000 or will impose any continuing non-monetary obligations on the Company or any of its Subsidiaries (other than confidentiality agreements); (e) any contract providing for commitments relating to capital expenditures or the acquisition by purchase or lease of fixed assets in excess of $1,000,000; (f) any acquisition or divestiture contract or licensing contract that contains covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $1,000,000; (g) any non-competition or other contract that prohibits or otherwise restricts, in any material respect, the Company or any of its Subsidiaries from freely engaging in any business material to the Company and its Subsidiaries, taken as a whole, anywhere in the world; (h) any Company Lease; (i) any IP Contract; (j) any contract relating to indebtedness for borrowed money having an outstanding principal amount in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by an asset) or subjecting to any Lien (other than any Permitted Lien) any right, asset or property of the Company or any of its Subsidiaries, including (i) the Convertible Senior Notes Indenture, (ii) the Capped Call Documentation and (iii) the Company Credit Agreement; (k) any contract with any Governmental Entity; (l) any contract that provides for indemnification or guarantee of the obligations of any other Person outside the ordinary course of business that would be material to the Company and its Subsidiaries, taken as a whole; (m) any manufacturing, supply, distribution or marketing contract that provides for minimum payment obligations by the Company or any of its Subsidiaries of at least $1,000,000 in any prospective twelve (12) month period; or (n) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or any contract with respect to any transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K, in each case, with respect to the Company and its Subsidiaries.

“Company Owned Intellectual Property” means any Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Company Permits” has the meaning set forth in Section 3.16(a).

“Company Preferred Stock” has the meaning set forth in Section 3.2(a).

“Company Real Property” has the meaning set forth in Section 3.9(b).

“Company Registered Intellectual Property” means all patents, patent applications, registered trademarks, registered copyrights and domain names included in the Company Owned Intellectual Property or exclusively licensed by the Company or any of its Subsidiaries.

“Company Related Parties” has the meaning set forth in Section 8.3(d).

“Company RSU Award” means an award of restricted stock units, whether subject solely to time-based vesting or subject to time-based and performance-based vesting, with respect to shares of Company Common Stock granted under any Company Stock Plan or outside of a Company Stock Plan.

“Company SEC Reports” has the meaning set forth in Section 3.5(a).

“Company Stock Option” means each option to purchase shares of Company Common Stock granted pursuant to any Company Stock Plan or outside of a Company Stock Plan. For the avoidance of doubt, the term Company Stock Option shall not be deemed to include any options outstanding under the Company ESPP.

“Company Stock Plan” means the Company’s 2010 Equity Incentive Plan (as amended on July 22, 2013, November 24, 2014, February 4, 2016, September 16, 2016 and August 7, 2017), the Company’s 2017 Stock Incentive Plan and the Company’s Inducement Stock Incentive Plan (as amended in January 2021, February 2022, January 2023 and January 2024).

“Company Warrants” means Pre-Funded Warrants to purchase shares of Company Common Stock issued by the Company on February 27, 2023.

“Company’s Knowledge” means the knowledge of the individuals identified in Section 9.1(a) of the Company Disclosure Schedule after, with respect to any matter in question, reasonable inquiry of such individual’s direct reports who were aware prior to the date hereof of the transactions contemplated hereby.

“Confidentiality Agreement” means the confidentiality agreement, dated as of November 1, 2024, between the Company and the Parent.

“contract” means any contract, subcontract, agreement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument, in each case, that is legally binding.

“Converted Option” has the meaning set forth in Section 2.9(b).

“Converted RSU Award” has the meaning set forth in Section 2.9(d).

“Convertible Senior Notes” means the Company’s 3.500% Convertible Senior Notes due 2026.

“Convertible Senior Notes Indenture” means the Indenture dated as of September 16, 2019, by and between the Company and U.S. Bank National Association, as trustee.

“Current D&O Insurance” means the directors’ and officers’ liability insurance policies maintained by the Company as of the date of this Agreement.

“CVR” has the meaning set forth in the Recitals.

“CVR Agreement” has the meaning set forth in the Recitals.

“Determination Notice” has the meaning set forth in Section 6.1(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by a holder or beneficially by a “beneficial owner” (as defined in Section 262(a) of the DGCL) who is entitled to demand and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such Person effectively withdraws, fails to perfect or otherwise loses such Person’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares).

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 2.3.

“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other plan, program, arrangement, policy or agreement providing direct or indirect compensation or employee benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all severance agreements.

“Environmental Law” means any applicable law, regulation, rule, order, decree or permit requirement of any Governmental Entity relating to: (a) pollution or the protection, investigation or restoration of the environment, human health and safety, or natural resources, (b) the handling, use, storage, registration, labelling, treatment, transport, disposal, release or threatened release of, or exposure to, any toxic or hazardous waste or substance or (c) noise or odor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or any of its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Time” has the meaning set forth in Section 1.1(b)(i).

“Factoring Agreement” means that certain Purchase Agreement, dated as of August 5, 2024, among the Company, APL Sales I LLC, a Delaware limited liability company, and Citibank, N.A., a national banking association.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” has the meaning set forth in the definition of “Health Care Laws”.

“GAAP” means United States generally accepted accounting principles.

“GCP” means applicable laws and regulations for designing, conducting, performing, monitoring, auditing, analyzing, recording and reporting trials that involve the participation of human subjects, including as set forth in the FDCA, 21 C.F.R. Parts 50, 56, 312, 812 and 42 C.F.R. Part 11 and applicable FDA guidance and comparable foreign laws and guidances.

“GLP” means applicable laws and regulations for non-clinical laboratory studies, including as set forth in 21 C.F.R. Part 58 and applicable FDA guidance, and comparable foreign laws and guidances.

“Governmental Approvals” has the meaning set forth in Section 6.4(a)(ii).

“Governmental Entity” means any foreign or domestic court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality.

“Hazardous Substance” means (a) any substance, material, chemical or waste that is regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law or (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, per- and polyfluorinated alkyl substances, ozone-depleting substances, biological, medical or radioactive materials or wastes or radon.

“Health Care Laws” means all applicable laws administered or issued by the U.S. Department of Health and Human Services, including the FDA, or any similar Governmental Entity relating to the procurement, development, testing, manufacture, marketing, distribution, promotion, packaging, labeling, importation, exportation, handling, quality or commercialization of drug products, medical devices or combination products or to the licensing, permitting, certification, accreditation or registration of, and standards for, establishments involved in any such activities, including: (a) the Federal Food, Drug and Cosmetic Act of 1938 (21 U.S.C. §§ 301 et seq.) (the “FDCA”) and all applicable regulations promulgated thereunder and comparable laws in foreign jurisdictions, (b) cGMP, GCP and GLP, (c) laws pertaining to health care fraud and abuse, kickbacks and physician self-referral, including the Federal Anti-Kickback Statute (42 U.S.C. §§ 1320a-7b(b), et seq. and their implementing regulations) and the related Safe Harbor Regulations, (d) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), (e) the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), (f) the Stark Anti-Self-Referral Law (42 U.S.C. §§ 1395nn), (g) the exclusion laws (42 U.S.C. § 1320a-7), (h) the civil monetary penalties law (42 U.S.C. § 1320a-7a), (i) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921(2) et seq.) and any other applicable laws protecting or regulating protected health information, personal data, sensitive information, privacy and security matters, (j) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute), Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute) or regulations of the Office of the Inspector General of the Department of Health and Human Services or similar laws and (k) any and all other comparable state, local, federal or foreign health care laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IND” means an Investigational New Drug Application filed with the FDA or a similar application filed with a Governmental Entity outside the United States for authorization to commence a clinical trial, such as a clinical trial application or a clinical trial exemption, or any related regulatory submission, license or authorization.

“Indemnification Agreements” has the meaning set forth in Section 6.6(a).

“Indemnified Party” means each Person who is as of the date hereof, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, manager or officer of the Company or any of its Subsidiaries or serves as a director, officer, manager, member, trustee or fiduciary of another Person if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

“Intellectual Property” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and industrial property rights; (b) trademarks, service marks, trade dress, trade names, logos, and other designations of origin, together with any goodwill associated therewith; (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles and accounts, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (d) copyrights, moral rights, mask works, and any other equivalent rights in works of authorship (including rights in Software as a work of authorship and databases and data collections) and any other related rights of authors; (e) Trade Secrets; (f) any rights associated with regulatory filings and approvals for medicines, medical devices or diagnostics, including regulatory, market or data exclusivity rights; (g) all registrations, renewals, extensions, combinations, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above, along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing; and (h) other similar or equivalent intellectual property rights anywhere in the world.

“Intervening Event” means an Effect that (a) was not known by the Company Board as of the date of this Agreement (or, if known by the Company Board as of the date of this Agreement, the consequences of which were not reasonably foreseeable by the Company Board as of the date of this Agreement) and (b) does not relate to (i) an Acquisition Proposal, (ii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the identity of Parent or (iii) changes in the Company’s stock price or the trading volume of the Company’s stock, or the fact that the Company meets or exceeds any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations, or the fact that the Company or any of its Subsidiaries meets or exceeds any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or facts, unless such cause would otherwise be excepted from this definition).

“IP Contracts” means each contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective Intellectual Property is bound that involves (a) grant of a license, sublicense, use, option or other right or immunity (including a covenant not to sue or right to enforce or prosecute any patents), by a third party for any of its Intellectual Property to the Company or any of its Subsidiaries, (b) grant of a license, sublicense, use, option or other right or immunity (including a covenant not to sue or right to enforce or prosecute any patents), by the Company or any of its Subsidiaries of any Company Owned Intellectual Property to any third party, other than non-exclusive licenses granted in the ordinary course of business, (c) any restriction on the right of the Company or any of its Subsidiaries to use, deploy or register any Intellectual Property or (d) the joint research or development of Intellectual Property, products or technology with a third party, in each case, other than (i) shrink-wrap, click-wrap and off-the-shelf contracts for commercially available Software or services, (ii) non-exclusive licenses granted or received under material transfer agreements and clinical trial agreements entered into in the ordinary course of business, (iii) contracts that are ancillary to a sale of products or services or the purchase or use of Software, services, equipment, reagents or other materials and (iv) non-disclosure agreements and invention assignment agreements.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means computers, servers, workstations, routers, networks, data communications lines, and all other information technology equipment, including any cloud or hybrid cloud services, all associated documentation and all data and information (including Personal Information) collected, stored, maintained, transmitted or processed on or by the foregoing, in each case, used by the Company or any of its Subsidiaries.

“law” means any and all applicable federal, state, county, local, municipal, provincial, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” means (a) any civil, criminal or administrative action, complaint, demand, subpoena, claim or suit or (b) any litigation, arbitration, mediation, or, in each case to the extent that the Company has Knowledge thereof, investigation, inquiry, examination, audit or other proceeding, in the case of each of clauses (a) and (b), by or before any Governmental Entity.

“Liability” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, asserted, unasserted, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” means any mortgage, deed of trust, security interest, pledge, license, hypothecation, lien, charge, encumbrance, easement, right of way, or similar restriction or encumbrance of any nature whatsoever (including any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Insurance Policies” has the meaning set forth in Section 3.21.

“Maximum Premium” means 300% of the last annual premium paid prior to the date of this Agreement for the Current D&O Insurance.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in the Recitals.

“Milestone” has the meaning set forth in the CVR Agreement.

“Milestone Payment Amount” has the meaning set forth in the CVR Agreement.

“Minimum Condition” has the meaning set forth in Annex I.

“Nasdaq” means The Nasdaq Global Select Market.

“New Plans” means all Employee Benefit Plans sponsored, maintained or contributed to (or required to be contributed to) by the Parent or any of its Subsidiaries in which any Company Employees may participate after the Effective Time.

“Offer” has the meaning set forth in the Recitals.

“Offer Conditions” means the conditions of the Offer set forth on Annex I.

“Offer Documents” has the meaning set forth in Section 1.1(c).

“Offer Price” has the meaning set forth in the Recitals.

“Open Source License” means any license that is identified as an open source license by the Open Source Initiative (www.opensource.org), or any license that requires, as a condition of use, modification or distribution of software subject to such license, that such software or other software combined or distributed with such software be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge.

“Open Source Software” means Software licensed to the Company or any of its Subsidiaries pursuant to an Open Source License.

“Orange Book” means the FDA publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” as may be amended from time to time.

“Outside Date” has the meaning set forth in Section 8.1(b).

“Parent” has the meaning set forth in the preamble.

“Parent Material Adverse Effect” means any Effect that would prevent, materially delay or materially impair the ability of the Parent or the Purchaser to consummate the Offer, the Merger or the other Transactions.

“Paying Agent” has the meaning set forth in Section 2.7(a).

“Payment Fund” means cash in an amount sufficient to make payment of the Cash Amount portion of the Merger Consideration pursuant to Section 2.6(c) in exchange for all of the outstanding shares of Company Common Stock (other than shares of Company Common Stock cancelled in accordance with Section 2.6(b) and Dissenting Shares). For the avoidance of doubt, the Payment Fund shall not include any funds related to any CVRs, and the Parent shall not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

“Payoff Letter” has the meaning set forth in Section 6.12(g).

“Permitted Lien” means any of the following: (a) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other statutory liens arising in the ordinary course of business relating to obligations that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (c) in the case of the Company or any of its Subsidiaries, liens arising from actions of the Parent or the Purchaser (including in connection with any financing), (d) with respect to Company Real Property, (i) non-monetary liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters of record that are shown in public records and (ii) zoning, building and other similar codes and regulations, in each case of clauses (i) and (ii), that are not presently violated and that do not materially detract from the value or marketability of the real property to which they relate or materially impair the ability of the Company or its Subsidiaries to use or operate the real property to which they relate, (e) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (f) liens relating to capitalized lease financings or purchase money financings that have been entered into in the ordinary course of business, (g) liens arising under applicable securities laws, (h) any lien or encumbrance arising out of any non-exclusive license to Intellectual Property granted in the ordinary course of business and (i) Liens identified in Section 9.1(b) of the Company Disclosure Schedule.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, association, trust, estate, Governmental Entity, association, enterprise, unincorporated organization or other entity.

“Personal Information” refers to data or information that, separately or when combined with other data, is reasonably capable of being used to identify a natural person, such as name, address, email address, photograph, IP address, unique device identifier, and any other data or information that is defined as “personal data”, “personal information”, “personally identifiable information”, “nonpublic personal information” or “individually identifiable health information” under any applicable laws.

“Pre-Acceptance Period” means the period commencing on the date of this Agreement and ending at the Specified Time.

“Privacy Laws” means laws and regulations concerning the collection, access, use, disclosure, electronic transmission, security, sharing, processing, linking, transfer, storage, analysis, retention, protection or disposal of Personal Information, including the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state privacy laws (such as the California Consumer Privacy Act of 2018, as amended by the Consumer Privacy Rights Act of 2020 and the Virginia Consumer Data Protection Act) together with any implementing regulations, the European Union General Data Protection Regulation (EU) 2016/679 (the “GDPR”), any other laws implementing the GDPR into national law, the UK General Data Protection Regulation (as defined by the Data Protection Act 2018) (the “UK GDPR”), together with any other applicable law supplementing or implementing the UK GDPR, the Personal Information Protection and Electronic Documents Act, Switzerland’s Federal Act on Data Protection of 19 June 1992 and Japan’s Act on the Protection of Personal Information.

“Purchaser” has the meaning set forth in the preamble.

“Qualified Person” means any Person making an Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) is, or would reasonably be expected to lead to, a Superior Proposal.

“Regulating Authorities” has the meaning set forth in Section 3.16(a).

“Reporting Tail Endorsement” means an extended reporting period endorsement of six (6) years after the Effective Time with respect to the Current D&O Insurance.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, investment bankers, attorneys, accountants and other advisors, agents or representatives.

“Restrictive Order” has the meaning set forth in Section 6.4(a)(iv).

“Rights Agent” has the meaning set forth in the Recitals.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 14D-9” has the meaning set forth in Section 1.2(a).

“Schedule TO” has the meaning set forth in Section 1.1(c).

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State” means the Secretary of State of the State of Delaware.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means all software, firmware, computer programs and applications (whether in source code, object code or other form), algorithms, models and methodologies, databases, and documentation and other technology used in supporting any of the foregoing.

“Specified Matters” has the meaning set forth in Section 3.8(d).

“Specified Time” means the earlier of (a) the time at which this Agreement is terminated in accordance with the terms hereof and (b) the Acceptance Time.

“Subsidiary” means, with respect to any Person, another Person (a) of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing (i) more than 50% of the voting power of all outstanding stock or ownership interests of such second Person or (ii) the right to receive more than 50% of the net assets available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution, or (b) of which such first Person is a general partner or managing member.

“Superior Proposal” means any bona fide, written Acquisition Proposal received after the date of this Agreement that did not result from a breach of Section 6.1 in any material respect on terms which the Company Board determines in its good faith judgment to be more favorable (after consultation with outside counsel and its financial advisor) to the holders of Company Common Stock than the transactions contemplated by this Agreement and reasonably likely to be consummated in accordance with its terms, taking into account the Person making such Acquisition Proposal, any requisite governmental or other approvals in connection with the transaction contemplated by such Acquisition Proposal and any related regulatory considerations (including the likelihood of obtaining such approvals and the likelihood and extent of any divestitures, commitments or limitations required in connection therewith), the financing of such Acquisition Proposal (including the existence and reliability of any debt or equity financing commitments, any conditions with respect to the availability thereof and the likelihood of such financing being obtained and funded on the terms proposed) and the financial, regulatory, legal, timing and other aspects and terms and conditions of such Acquisition Proposal and this Agreement (including any commitments made by the Parent in writing to amend the terms of this Agreement or the CVR Agreement), in each case, as the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) to be relevant in satisfying its fiduciary obligations under applicable law; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

“Surviving Corporation” has the meaning set forth in the Recitals.

“Tax Returns” means all reports, returns, forms, or statements required to be filed with a Governmental Entity with respect to Taxes.

“Taxes” means all taxes or similar duties, fees, charges or assessments imposed by a Governmental Entity, in each case in the nature of a tax, including any interest, fines, penalties, or additions to tax imposed or assessed with respect thereto.

“Tender and Support Agreements” has the meaning set forth in the Recitals.

“Termination Fee” means a termination fee of $205,000,000.

“Trade Secrets” means trade secrets and industrial secret rights, and rights in know-how, invention disclosures, formulae, methods, processes, protocols, specifications, techniques, technology, research and development information, business plans (including with respect to regulatory filings relating to investigational or approved medicines or medical devices and Drug Master Files (DMFs)), data, and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Offer, the Merger and the transactions contemplated by the CVR Agreement.

“UK GDPR” has the meaning set forth in the definition of “Privacy Laws”.

“Uncertificated Shares” means uncertificated shares of Company Common Stock outstanding immediately prior to the Effective Time.

“Willful Breach” means a material breach of any covenant set forth in this Agreement that is a consequence of an act, or failure to act, undertaken by the breaching party with the actual knowledge that the taking of such act, or failure to act, would result, or would reasonably be expected to result, in a material breach of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) when delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case to the intended recipient as set forth below:

(a)	if to the Parent or the Purchaser, to:

Biogen Inc.

225 Binney Street

Cambridge, MA 02142

Attention: Chief Legal Officer

Email: [**]

Aspen Purchaser Sub, Inc..

225 Binney Street

Cambridge, MA 02142

Attention: Chief Legal Officer

Email: [**]

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, NY 10001

Attn: Aaron M. Gruber, Esq., Bethany A. Pfalzgraf, Esq., Ryan J.

Wichtowski, Esq.

E-mail: [**]; [**]; [**]

(b)	if to the Company, to:

Apellis Pharmaceuticals, Inc.

100 Fifth Avenue

Waltham, MA 02451

Attn: David Watson

[**]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attn: Hal J. Leibowitz, Esq., Andrew R. Bonnes, Esq. and Stuart M.

Falber, Esq.

E-mail: hal.leibowitz@wilmerhale.com,

andrew.bonnes@wilmerhale.com and

stuart.falber@wilmerhale.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn: Adam O. Emmerich, Esq., Ronald C. Chen, Esq. and Victor

Goldfeld, Esq.

Email: [**]; [**]; [**]

Any party hereto may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party hereto may change the address to which notices and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner herein set forth.

10.3 Entire Agreement. This Agreement (including the Annexes, Schedules and Exhibits hereto) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Company Disclosure Schedule constitutes “facts ascertainable” as such term is used in Section 251(b) of the DGCL and does not form a part of this Agreement for purposes of the DGCL but instead operates on the terms of this Agreement as provided herein. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

10.4 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in Section 6.6 (with respect to which the Indemnified Parties and their respective heirs and representatives shall be third party beneficiaries), (b) in accordance with Section 261 of the DGCL, prior to the Acceptance Time, for the right of the Company on behalf of the stockholders of the Company (each of which are third-party beneficiaries of this Agreement to the extent required for this clause (b) to be enforceable) to pursue equitable relief as set forth in Section 10.10(b) or, if equitable relief is not sought or granted as a remedy, claims for damages in accordance with this Agreement (including, to the extent proven and awarded by a court of competent jurisdiction, if this Agreement has been terminated, damages based on loss of the economic benefits of the Transactions to the stockholders of the Company, taking into account without limitation the total amount payable to such stockholders under this Agreement); provided that in no event shall any stockholder of the Company be entitled to pursue such equitable relief or such damages directly on his, her or its own behalf, (c) from and after the Acceptance Time, the rights of holders of shares of Company Common Stock, Company Stock Options, Company RSU Awards and Company Warrants to receive the consideration set forth in Article I and Article II and (d) the rights of the Company Related Parties set forth in Section 8.3(d). The rights granted pursuant to clause (b) of the immediately preceding sentence shall only be enforceable on behalf of the stockholders of the Company by the Company in its discretion, as agent and representative for the stockholders of the Company, it being understood and agreed that any damages, settlements or other amounts recovered or received by the Company with respect to such claims may, in the Company’s discretion, be (i) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

10.6 Severability. Any term or provision (or part thereof) of this Agreement that is held by a court of competent jurisdiction to be invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions (or parts thereof) hereof or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision (or part thereof) hereof is invalid or unenforceable, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect, and the parties hereto shall negotiate in good faith to modify this Agreement so as to effect, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term (or part thereof).

10.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile, an electronic scan delivered by electronic mail or DocuSign or another electronic signature platform), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.8 Interpretation . Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “include”, “includes” and “including” are not limiting and shall be deemed to be followed by the words “without limitation”; (b) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date hereof” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the word “or” shall be disjunctive but not exclusive and have the same meaning as “and/or”; (f) the word “will” shall be construed to have the same meaning as the word “shall”; (g) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (h) (i) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms, (ii) any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms and (iii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (i) references to a Person are also to its permitted successors and assigns; (j) references to an “Article”, “Section”, “Recital”, “preamble”, “Annex”, “Exhibit” or “Schedule” refer to an Article, Section, Recital or preamble of, or an Annex, Exhibit or Schedule to, this Agreement; (k) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (l) references to a federal, state, local or foreign statute or law include any rules, regulations and delegated legislation issued thereunder and refer to such statute or law as amended from time to time (including by any successor law), whether or not the definition of, or reference to, such statute or law herein includes a reference to such rules, regulations, legislation or amendments; (m) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency; (n) references to “made available” shall mean availability at least one (1) day prior to the date hereof through the “Project Burgundy” electronic data room hosted by Donnelley Financial Solutions or through EDGAR; (o) the phrase “ordinary course of business” shall be construed to mean, with respect to any Person, the ordinary course of business for such Person consistent in all material respects with past practice; (p) references from or through any date mean from and including or through and including, respectively; (q) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified; whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (r) each day shall be deemed to end at 11:59 p.m., Eastern time, on the applicable day. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

10.10 Remedies.

(a) Except as otherwise provided herein (including Section 8.3(d)), any and all remedies herein expressly conferred upon a Person will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Person, and the exercise by a Person of any one remedy will not preclude the exercise of any other remedy.

(b) Irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, as money damages or other legal remedies, even if available, would not be an adequate remedy for any such damages, including if any party hereto fails to take any action required of it hereunder to consummate the transactions contemplated by this Agreement. Accordingly, in the event of any breach or threatened breach by the Company, on the one hand, or the Parent or the Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Parent and the Purchaser, on the one hand, and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement in the courts described in Section 10.11 without proof of damages or otherwise to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, in each case without posting a bond or other security and in addition to any other remedy to which they are entitled. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, or not an appropriate remedy for any reason at law or equity, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

10.11 Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or, if that court does not have jurisdiction, a federal court or other state court sitting in New Castle County in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.2. Nothing in this Section 10.11, however, shall affect the right of any Person to serve legal process in any other manner permitted by law.

10.12 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

10.13 Disclosure Schedule. The Company Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered sections and subsections contained in this Agreement, and the disclosure in any section or subsection of the Company Disclosure Schedule shall qualify (a) the corresponding section or subsection of this Agreement and (b) any other sections or subsections of this Agreement, to the extent that it is reasonably apparent on the face of such disclosure that it also qualifies or applies to such other sections or subsections. The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or is outside the ordinary course of business.

10.14 Purchaser Obligations. The Parent agrees to take all action necessary to cause the Purchaser or the Surviving Corporation, as applicable, and, during the period between the Acceptance Time and the Effective Time, the Company, to perform all of its agreements, covenants and obligations under this Agreement.

[Remainder of Page Intentionally Left Blank.]

The Parent, the Purchaser and the Company have executed this Agreement as of the date set forth in the initial caption of this Agreement.

Biogen Inc.

By:	/s/ Robin Kramer
Name: Robin Kramer
Title: Chief Financial Officer

Aspen Purchaser Sub, Inc.

By:	/s/ Michael Dambach
Name: Michael Dambach
Title: Authorized Signatory

Apellis Pharmaceuticals, Inc.

By:	/s/ Cedric Francois
Name: Cedric Francois
Title: President and Chief Executive Officer

ANNEX I

CONDITIONS OF THE OFFER

All terms defined in the Agreement and Plan of Merger (the “Agreement”) of which this Annex I is a part and used in this Annex I shall have the meanings assigned to such terms in the Agreement.

Notwithstanding any other provisions of the Offer or the Agreement, the Purchaser shall not be required to accept for purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any shares of Company Common Stock validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time if:

(a) immediately prior to the Expiration Time, the number of shares of Company Common Stock validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any shares of Company Common Stock beneficially owned by the Parent or any Subsidiary of the Parent, does not equal at least one share more than fifty percent (50%) of all shares of Company Common Stock then outstanding (the “Minimum Condition”);

(b) immediately prior to the Expiration Time, the waiting period (and any extension thereof) applicable to the Offer or the consummation of the Merger under the HSR Act shall not have either expired or been terminated;

(c) any Governmental Entity of competent jurisdiction in any jurisdiction in which the Parent and its Subsidiaries or the Company and its Subsidiaries have business operations or assets, in each case, that are material to the Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, shall have issued, enacted, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction (preliminary or permanent) or law that is in effect as of immediately prior to the Expiration Time which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger;

(d) (i) the representations and warranties of the Company contained in Section 3.7(a) of the Agreement are not true and correct in all respects as of immediately prior to the Expiration Time, as though made at and as of such time, (ii) the representations and warranties of the Company contained in the last sentence of Section 3.2(a) of the Agreement, the third, fourth and last sentences of Section 3.2(b) of the Agreement and the first sentence of Section 3.2(c) of the Agreement are not true and correct in all but de minimis respects as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), (iii) the representations and warranties set forth in the first

Annex I – Page 1

sentence of Sections 3.1(a), 3.4(a), 3.4(b)(i) and 3.20 of the Agreement are not true and correct in all material respects as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), or (iv) all other representations and warranties of the Company contained in the Agreement are not true and correct as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except, in the case of this clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) would not reasonably be expected to have a Company Material Adverse Effect;

(e) the Company shall have failed to perform in all material respects its covenants and obligations required to be performed or complied with by it under the Agreement at or prior to the Expiration Time;

(f) the Parent shall not have received a certificate, dated as of the date on which the Acceptance Time occurs, signed by an executive officer of the Company certifying that the conditions set forth in clauses (d) and (e) of this Annex I do not exist as of immediately prior to the Expiration Time; or

(g) the Agreement shall have been validly terminated in accordance with Article VIII of the Agreement.

Annex I – Page 2

EXHIBIT A

Form of Certificate of Incorporation

of the Surviving Corporation

EXHIBIT B

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•] (this “Agreement”), is entered into by and among Biogen Inc., a Delaware corporation (the “Parent”), Apellis Pharmaceuticals, Inc., a Delaware corporation (together with any successor thereto, the “Company”), and [•], a [•], as Rights Agent.

RECITALS

WHEREAS, the Parent, Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Purchaser”), and the Company have entered into an Agreement and Plan of Merger dated as of March 31, 2026 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (a) the Parent has agreed to cause Purchaser to commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock”), and (b) following consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of the Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to the Merger Agreement, Parent has agreed that each outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.6(b) of the Merger Agreement and Dissenting Shares) will convert into the right to receive (i) the Cash Amount and (ii) one (1) contractual contingent value right as hereinafter described, and that certain Company Equity Awards and Company Warrants will convert into the right to receive the Cash Amount and contractual contingent value rights as hereinafter described, each of which the Parent has agreed to provide to the Company’s stockholders and such holders of Company Equity Awards and Company Warrants, as applicable; and

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties hereto agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1 Definitions. Terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms will have the following meanings:

“Accounting Methodology” means the accounting methods, practices and procedures, including revenue recognition policies, used to prepare the consolidated financial statements (including, in each case, any notes thereto) contained in the Annual Report on Form 10-K filed by the Parent with respect to the applicable Calendar Year.

“Acting Holders” means, at the time of determination, Holders of at least thirty-two and a half percent (32.5%) of the outstanding CVRs, as set forth in the CVR Register at the time of determination.

“Annual Net Sales” means the net product revenue worldwide recognized by members of the Product Rights Group for a Calendar Year attributable to sales of the Product (excluding any sales to other members of the Product Rights Group), as determined in accordance with GAAP, consistent with the Accounting Methodology; provided that, notwithstanding anything to the contrary in this Agreement or the Accounting Methodology, Annual Net Sales shall not be decreased by any royalty payments, product or sales milestone payments or license payments, in each case, paid by any member of the Product Rights Group.

“Business” means the business and operations of the Company and its Subsidiaries in connection with the commercialization and exploitation of the Product, including such business and operations conducted as of the date of this Agreement and any and all rights to commercialize and exploit the Product held by the Company or any of its Subsidiaries as of the date of this Agreement.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open in New York, New York.

“Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.

“Change of Control” means, with respect to a party, (a) a sale or other disposition of all or substantially all of the assets of such party, as applicable, on a consolidated basis (other than to any Subsidiary (direct or indirect) of such party), (b) a merger or consolidation involving such party in which it is not the surviving entity unless the stockholders of such party immediately prior to such transaction own or hold 50% or more of such surviving entity’s voting power immediately after such transaction and in substantially the same proportions as such stockholders owned or held immediately prior to such transaction or with substantially the same control or (c) any other transaction involving such party in which it is the surviving or continuing entity but in which the stockholders of such party immediately prior to such transaction own less than 50% of such party’s voting power immediately after the transaction.

“Commercially Diligent Efforts” means the level of efforts of Parent and its Subsidiaries to operate the Business in the ordinary course of business and in a good-faith, diligent and sustained manner, without undue interruption, pause or delay, including a level of effort and expenditure of resources that is consistent with the level of efforts that a company of comparable size, nature and resources as those of the Parent would use to conduct the Business, including by maintaining an appropriate sales force/work force in the Business, with the Parent permitted to take into account the nature of efforts and cost required for the undertaking at stake and all factors reasonably deemed relevant to such operation, including the time and cost to commercialize the Product, product safety, regulatory requirements, the competitiveness of alternative third-party products, pricing, reimbursement, future revenue prospects, actual or reasonably anticipated profitability, potential third-party liability and litigation risk, and technical, commercial, legal, scientific and medical factors, in each case, based on then-existing and reasonably anticipated future conditions; provided, that such level of efforts and resources shall be determined without taking into account the fact of or the cost of any potential Milestone Payment Amounts payable in accordance with the terms of this Agreement. For the avoidance of doubt, “Commercially Diligent Efforts” does not mean that Parent guarantees that it will actually achieve a Milestone and a failure to achieve a Milestone may still be consistent with Commercially Diligent Efforts.

“Company Equity Awards” means Company RSU Awards and Company Stock Options.

“Company Guaranteed Obligations” has the meaning set forth in Section 6.12.

“Compound” means the compound known as APL-2 (pegcetacoplan) or any compstatin analogue or derivative of such compound.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“Dispute Notice” has the meaning set forth in Section 4.6(b).

“DTC” means The Depository Trust Company or any successor thereto.

“Equity Award CVR” means a CVR received by an initial Holder in respect of Company Equity Awards pursuant to Section 2.9 of the Merger Agreement.

“Funds” has the meaning set forth in Section 2.6.

“GAAP” means United States generally accepted accounting principles.

“Holder” means a person in whose name a CVR is registered in the CVR Register at the applicable time.

“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Acting Holders and the Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by the Parent and an independent public accounting firm selected by the Acting Holders.

“Milestone” means each of the Net Sales Milestone 1 and the Net Sales Milestone 2.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment Amount” means (a) with respect to the Net Sales Milestone 1, the Net Sales Milestone 1 Payment Amount, if any, and (b) with respect to the Net Sales Milestone 2, the Net Sales Milestone 2 Payment Amount, if any.

“Milestone Payment Date” has the meaning set forth in Section 2.4(b).

“Net Sales Milestone 1” means the first achievement of Annual Net Sales of at least $1,500,000,000 in the aggregate during any Calendar Year ending December 31, 2027, December 31, 2028, December 31, 2029 or December 31, 2030.

“Net Sales Milestone 1 Payment Amount” means $2 per CVR; provided, that such amount will be reduced (not to below zero) in respect of an Equity Award CVR issued in respect of a Company Stock Option with an exercise price that is equal to or greater than the Cash Amount by the excess, if any, of the exercise price per Share of such Company Stock Option over the Cash Amount.

“Net Sales Milestone 2” means the first achievement of Annual Net Sales of at least $2,000,000,000 in the aggregate during any Calendar Year ending December 31, 2027, December 31, 2028, December 31, 2029, December 31, 2030 or December 31, 2031.

“Net Sales Milestone 2 Payment Amount” means $2 per CVR; provided that if the Net Sales Milestone 1 is not met prior to December 31, 2030, then the Net Sales Milestone 2 Payment Amount if the Net Sales Milestone 2 is achieved during the Calendar Year ending December 31, 2031 shall instead be $4 per CVR; provided, that such amount will be reduced (not to below zero) in respect of an Equity Award CVR issued in respect of a Company Stock Option with an exercise price that is equal to or greater than the Cash Amount by the result of (a) the excess, if any, of the exercise price per Share of such Company Stock Option over the Cash Amount minus (b) the amount of any reduction made pursuant to the proviso in the definition of “Net Sales Milestone 1 Payment Amount”.

“Net Sales Statement” means, for an applicable Calendar Year, a written statement of the Parent, along with an Officer’s Certificate certifying the same, setting forth in reasonable detail the calculation of Annual Net Sales in the applicable Calendar Year, together with reasonable supporting documentation for such calculation.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of the Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means: a Transfer of a CVR (a) upon death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVR is to be passed to beneficiaries of the Holder upon the death of the Holder; (c) pursuant to a court order (including in connection with bankruptcy or liquidation); (d) by operation of law (including by consolidation or merger of the Holder) or without consideration in connection with the dissolution, liquidation or termination of any Holder that is a corporation, limited liability company, partnership or other entity (provided that such dissolution, liquidation or termination does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act); (e) in the case of a CVR held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, or from such nominee to another nominee for the same beneficial owner; (f) if the Holder is a corporation, partnership or limited liability company, a distribution by the transferring corporation, partnership or limited liability company to its stockholders, partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act); or (g) as provided in Section 2.7.

“Product” means any product in any form, formulation, or presentation containing, incorporating, consisting of, or comprising a Compound as an active ingredient that is (a) formulated, approved, or marketed for diseases that have, as their primary association, an association to the eye and (b) not administered or co-administered systemically, including, for clarity, SYFOVRE® (pegcetacoplan injection) and any line extensions, alternative formulations, reformulations and extensions thereof. For the avoidance of doubt, the term “Product” does not include any drug that may be co-administered with a Compound.

“Product Rights Group” means the Parent, its Subsidiaries (including the Company and its Subsidiaries), and any direct or indirect licensee or transferee of the Parent or its Subsidiaries (including the Company and its Subsidiaries).

“Qualified Buyer” means (a) any third party acquirer or successor of all or substantially all of the assets of the Parent or the Company and their respective Subsidiaries in connection with a Change of Control or (b) any third party that has net assets (determined by reference to the most recent audited or unaudited balance sheet) or public company market capitalization of at least $4,000,000,000 (taking into account the net assets or public company market capitalization of the company or companies so acquired in connection with such transaction).

“Review Request Period” has the meaning set forth in Section 4.6(b).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Sale of the Business” means any transaction or series of related transactions (including a sale or other disposition of assets, merger or consolidation, sale of equity interests or exclusive licensing transaction) pursuant to which all or a majority of the Business is sold, exclusively licensed or otherwise transferred, directly or indirectly, to, or acquired by, directly or indirectly, a Person other than the Parent or any of its Subsidiaries.

“Transfer” means any transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

Section 1.2 Rules of Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation”; the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear; the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if;” the word “or” shall be disjunctive but not exclusive and have the same meaning as “and/or;” any reference to a law shall include any rules and regulations promulgated thereunder, and any reference to any law in this Agreement shall mean such law as from time to time amended, modified or supplemented. Currency amounts referenced herein are in U.S. Dollars. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is to be excluded. Unless otherwise specified in this Agreement, all references in this Agreement to any contract, other agreement, document or instrument (excluding this Agreement) mean such contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1 CVR. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

Section 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner disposed of or Transferred, in whole or in part, other than through a Permitted Transfer. The foregoing restrictions shall apply notwithstanding that certain of the CVRs will be held through DTC. Any attempted sale, assignment, transfer, pledge, encumbrance, disposition or Transfer of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Transfers of CVRs as herein provided. The CVR Register will (i) with respect to holders of Company Common Stock that hold such shares in book-entry form through DTC immediately prior to the Effective Time, reflect one position for Cede & Co (as nominee of DTC) representing all the shares of Company Common Stock that were converted into the right to receive the Cash Amount in accordance with the terms of the Merger Agreement, (ii) with respect to (A) holders of Company Common Stock that hold such Company Common Stock in certificated form immediately prior to the Effective Time that were converted into the right to receive the Cash Amount in accordance with the terms of the Merger Agreement, upon delivery to the Rights Agent (or Paying Agent, as applicable) by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Rights Agent (or Paying Agent, as applicable), in accordance with the Merger Agreement, (B) holders of Company Common Stock who hold such Company Common Stock in book-entry form through the Company’s transfer agent immediately prior to the Effective Time, (C) holders of Company Equity Awards who are entitled to receive CVRs pursuant to the terms of the Merger Agreement, and (D) holders of Company Warrants who are entitled to receive CVRs pursuant to the terms of the Merger Agreement, in each case of clauses (A), (B), (C) and (D), reflect the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (i), (ii)(A) and (ii)(B), holders of shares cancelled in accordance with Section 2.6(b) of the Merger Agreement and Dissenting Shares). The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to Transfers of CVRs unless and until such CVRs are Transferred into the name of such street name holders in accordance with Section 2.2 of this Agreement. With respect to any payments to be made under Section 2.4 below with respect to CVRs held through DTC, the Rights Agent will accomplish the payment in respect of such CVRs by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to the Holders of such CVRs.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to Transfer a CVR must be in writing and accompanied by a written instrument of Transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative duly authorized in writing, or the Holder’s survivor (with written documentation evidencing such person’s status as the Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the Transfer instrument is in proper form and the Transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the Transfer of the CVRs in the CVR Register and notify such Holder of the same. No service charge shall be made for any registration of Transfer of a CVR, but the Rights Agent may require payment by a Holder to the applicable Governmental Entity of a sum sufficient to cover any transfer, stamp or other similar Tax or governmental charge that is imposed in connection with any such registration of Transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or that such Taxes or charges are not applicable. All duly Transferred CVRs registered in the CVR Register will be the valid obligations of the Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the Transfer by the transferor. No Transfer of a CVR will be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) If any Milestone is achieved, then, in each case, on or prior to the date that is thirty (30) Business Days following the achievement of such Milestone, Parent shall (i) deliver to the Rights Agent a written notice (each, a “Milestone Notice”) indicating that the corresponding Milestone was achieved and the corresponding Milestone Payment Amount due, along with an Officer’s Certificate certifying the same, which Milestone Notice shall include the Net Sales Statement for the applicable Calendar Year and (ii) duly deposit or cause to be deposited with the Rights Agent, within three (3) Business Days of the delivery of the Milestone Notice, cash by wire transfer of immediately available funds to an account specified by the Rights Agent (or to the Company or its or the Parent’s applicable Affiliate in the case of payments with respect to Equity Award CVRs that will be paid through the Company’s or its or the Parent’s applicable Affiliate’s payroll system), equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders in accordance with the terms of this Agreement (subject to any amounts deducted or withheld pursuant to Section 2.4(d) below). Such amounts shall be considered paid if on such date the Rights Agent (or the Company or its or the Parent’s applicable Affiliate in the case of payments with respect to Equity Award CVRs that will be paid through the Company’s or its or the Parent’s applicable Affiliate’s payroll system) has received in accordance with this Agreement money sufficient to pay all Milestone Payment Amounts in respect of such Milestone then due in accordance with the terms hereof.

(b) The Rights Agent will promptly, and in any event within ten (10) calendar days of receipt of a Milestone Notice, send each Holder at its registered address a copy of the Milestone Notice (such date on which the Rights Agent sends such copy, a “Milestone Payment Date”). At the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent will also pay the applicable Milestone Payment Amount to each of the Holders (subject to any amounts deducted or withheld pursuant to Section 2.4(d) below) (i) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such Milestone Payment Date or (ii) with respect to any Holder who has provided the Rights Agent wiring instructions in writing, by wire transfer of immediately available funds to the account specified on such instructions. Notwithstanding anything to the contrary set forth herein, the Rights Agent shall have no responsibility whatsoever with respect to any Milestone Payment Amount to Holders in respect of Equity Award CVRs that will be paid through the Company’s or its or the Parent’s applicable Affiliate’s payroll system.

(c) The Parent shall cause the applicable Milestone Payment Amount payable with respect to Equity Award CVRs (determined in accordance with Section 2.9 of the Merger Agreement) held by current or former employees of the Company or its Affiliates to be paid to the applicable Holder through the Surviving Corporation’s or its or the Parent’s applicable Affiliate’s payroll system or any successor payroll system no later than the second regular payroll date of such applicable payroll system following the later of (i) the applicable Milestone Payment Date and (ii) in the case of Equity Award CVRs in respect of Company Equity Awards that are unvested as of immediately prior to the Effective Time (and that do not vest by their terms as a result of the occurrence of the Effective Time), the applicable vesting date, but in any event no later than the date that is sixty (60) days following the later of the date on which the Milestone is achieved or the applicable vesting date, subject to Section 2.4(d) of this Agreement and Section 2.9 of the Merger Agreement. For clarity, no payment shall be made on an Equity Award CVR in respect of Company Equity Awards unless and until the Company Equity Award (or any assumed or converted award in respect of such Company Equity Award) has vested.

(d) Notwithstanding anything to the contrary in the Merger Agreement or this Agreement, the Parent, the Surviving Corporation, the Rights Agent and any other applicable withholding agent (and their applicable Affiliates) shall be entitled to deduct or withhold, or cause to be deducted or withheld, from any Milestone Payment Amount otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code, the Treasury Regulations thereunder, or any other applicable Tax law, as may be determined by the Parent, the Surviving Corporation, the Rights Agent or any other applicable withholding agent (or their applicable Affiliates), as applicable. The Parent, the Surviving Corporation, the Rights Agent and any other applicable withholding agent (or their applicable Affiliates) shall reasonably cooperate in good faith with any Person (other than a Holder of Equity Award CVRs who is a current or former employee of the Company or its Affiliates) in respect of which such deduction or withholding is to be made to reduce or eliminate any such withholding prior to withholding any amounts payable to such Person. With respect to Holders of Equity Award CVRs who are current or former employees of the Company or its Affiliates, any such withholding may be made, or caused to be made, by the Parent through the Surviving Corporation’s (or any of the Parent’s applicable Affiliate’s) payroll systems. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, and as soon as practicable after any payment of such taxes by the Parent, the Surviving Corporation or the Rights Agent (or their applicable Affiliates), as applicable, the Parent shall deliver (or shall cause the Surviving Corporation, the Rights Agent or their or the Parent’s applicable Affiliates to deliver) to the Person (other than a Holder of Equity Award CVRs who is a current or former employee of the Company or its Affiliates) to whom such amounts would otherwise have been paid the original or a certified copy of a receipt issued by the applicable taxing authority evidencing such payment, a copy of the return reporting such payment, or other reasonably acceptable evidence of such payment. The parties intend that (i) each payment provided under this Agreement with respect to an Equity Award CVR is a separate “payment” for purposes of Section 1.409A-2(b)(2)(i) of the U.S. Treasury Regulations and (ii) each Equity Award CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement shall be interpreted and administered in accordance therewith. The parties intend to treat each Milestone as a valid performance condition and each respective Milestone Payment Amount as subject to a substantial risk of forfeiture as defined under Section 409A of the Code. None of the parties to this Agreement or any of their Affiliates nor any of their respective employees, directors or representatives shall have any liability to a Holder or transferee or other Person in respect of Section 409A of the Code.

(e) Any portion of any Milestone Payment Amount that remains undistributed to the Holders one (1) year after an applicable Milestone Payment Date will be delivered by the Rights Agent to the Parent, upon demand, and any Holder will thereafter look only to the Parent for payment of the applicable Milestone Payment Amount, without interest.

(f) None of the Parent, the Company, the Rights Agent or any of their Affiliates will be liable to any Person in respect of any Milestone Payment Amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement. If, despite reasonable best efforts by the Rights Agent to deliver a Milestone Payment Amount to the applicable Holder pursuant to the Rights Agent’s customary unclaimed funds procedures, such Milestone Payment Amount has not been paid immediately prior to such date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Entity, such Milestone Payment Amount will, to the extent permitted by applicable legal requirements, become the property of the Parent, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, the Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Parent, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence.

(g) The Rights Agent shall be responsible for information reporting required under applicable legal requirements with respect to the CVRs (other than Equity Award CVRs held by current or former employees of the Company or its Affiliates), including reporting the Holder’s receipt of such CVRs and any Milestone Payment Amounts hereunder on Internal Revenue Service Form 1099-B or other applicable form. The Parent shall use reasonable best efforts to cooperate with the Rights Agent to provide any information reasonably necessary for the Rights Agent to carry out its obligations in this Section 2.4(g).

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in the Parent.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) Without limiting any rights of the Rights Agent or any of the Holders under this Agreement or with respect to the CVRs (including the right to payments thereunder pursuant to the terms of this Agreement), the CVRs will not represent any equity or ownership interest in the Parent or in any constituent company to the Merger or any of their respective Affiliates (including the Company). The sole right of each Holder to receive property hereunder is the right to receive the Milestone Payment Amounts, if any, when and if due and payable in accordance with the terms hereof. A CVR shall not constitute a security of any Person.

(c) Neither the Parent or the Company nor any of their respective directors or officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

Section 2.6 Holding of Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of its services hereunder (the “Funds”) shall be held by the Rights Agent as agent for the Parent and deposited in one or more segregated bank accounts to be maintained by the Rights Agent in its name as agent for the Parent. The Funds shall not be used for any purpose other than to pay the Milestone Payment Amounts under this Agreement. The Funds shall be invested by the Rights Agent as directed by the Parent; provided, that such investments shall be (a) in obligations of or guaranteed by the United States of America, or (b) in United States government or United States treasury money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months; provided, further, that, any interest or income produced by such investments shall be the property of the Parent; provided, further, that no such investments or losses therefrom will relieve the Parent or the Rights Agent of the obligation to make payments when required under this Agreement. To the extent that there are losses with respect to such investments, or the Funds diminish for other reasons below the level required to make prompt payment of any Milestone Payment Amount due under this Agreement, the Parent shall promptly replace or restore the portion of the Funds lost through investments or other events so as to ensure that the Funds are maintained at a level sufficient to make such payment. The parties hereby acknowledge and agree that, for U.S. federal (and applicable state and local) income tax purposes, the Parent shall be treated as the owner of the Funds prior to the time they are distributed pursuant to this Agreement. The Rights Agent shall report with respect to income earned on the Funds to the IRS or other taxing authority as income of the Parent. Notwithstanding anything to the contrary in this Agreement, at the end of each calendar quarter and on the date of the final distribution of the Funds, the Rights Agent shall distribute to Parent an amount equal to thirty percent (30%) of any interest and other income from the investment of the Funds earned during such period.

Section 2.7 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by Transferring such CVR to the Parent or a person nominated in writing by the Parent (with written notice thereof from the Parent to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Parent of such Transfer and cancellation. Nothing in this Agreement is intended to prohibit the Parent or any of its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration, and consummating any such acquisition and related Transfer, in each case in its sole discretion. Any CVRs acquired by the Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of this Agreement. The Rights Agent shall update the CVR Register to reflect any abandonment or acquisition of CVRs described in this Section 2.7.

ARTICLE III

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence.

Section 3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. The Rights Agent may in its discretion or upon the written request of the Acting Holders proceed to and shall be entitled and empowered to protect and enforce the rights of the Holders hereunder by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights for the benefit of and on behalf of all Holders to the extent directed to by the Acting Holders in writing. The Rights Agent shall be under no obligation to institute any action, suit or proceeding unless the Acting Holders (on behalf of the Holders) shall furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred. In addition:

(a) in the absence of willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence, the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will, in the absence of willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence, be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence;

(g) the Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by Rights Agent and the Parent on or prior to the date hereof (which shall not exceed $[•] per year) and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from the Parent for all reasonable and necessary documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; provided that, notwithstanding the foregoing or anything to the contrary set forth herein, Parent shall have no obligation to indemnify or pay the fees or expenses of the Rights Agent or reimburse the Rights Agent for the fees of counsel, in each case, in connection with any claim, lawsuit or action initiated by the Rights Agent on behalf of itself or the Holders;

(h) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and

(i) no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from any Milestone Payment Amount in any circumstance except as provided in Section 2.4(d).

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. The Parent has the right to remove Rights Agent at any time by a written notice specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by the Parent to the Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Parent, by a written notice as soon as is reasonably possible will appoint a qualified successor Rights Agent that is a stock transfer agent of national reputation or, with the written approval of the Acting Holders, the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) The Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If the Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of the Parent.

(d) The Rights Agent will reasonably cooperate with the Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to the Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of the Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1 List of Holders. The Parent will furnish or cause to be furnished to the Rights Agent in such form as the Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within fifteen (15) Business Days of the Effective Time. The Rights Agent will reflect all such names and addresses on the CVR Register and confirm the CVR Register and list of initial Holders to the Parent promptly thereafter and, in any event, within thirty (30) days of the receipt of such names and addresses from the Parent or the Surviving Corporation’s transfer agent, as the case may be. Upon request of a Holder, the Rights Agent will make available to such Holder a list of the other Holders, the number of CVRs held by each Holder and the contact information maintained by the Rights Agent with respect to each Holder.

Section 4.2 Payment of Milestone Payment Amount. If a Milestone has been achieved in accordance with this Agreement, the Parent will promptly (on or prior to the date that is three (3) Business Days following the delivery of a Milestone Notice with respect to the applicable Milestone) deposit with (i) the Rights Agent the applicable Milestone Payment Amount for such Milestone for each Holder (other than in respect of Equity Award CVRs described in clause (ii)) in accordance with Section 2.4 and (ii) the Company or its or the Parent’s applicable Affiliate, for payment to the Holders of Equity Award CVRs who are then current or former employees of the Company or its Affiliates, in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each such Holder of an Equity Award CVR, in each case, prior to the Milestone Payment Date or applicable vesting dates in respect of such Milestone if such amount is payable in accordance with the terms of this Agreement. Each of the Net Sales Milestone 1 Payment Amount and the Net Sales Milestone 2 Payment Amount shall only be paid one time, if at all, subject to the achievement of the applicable Milestone (and, with respect to Equity Award CVRs, applicable vesting conditions) according to this Agreement, and the maximum aggregate potential amount payable under this Agreement shall be $4.00 per CVR, without interest thereon and subject to reduction for any applicable withholding Taxes in respect thereof as further described in Section 2.4(d).

Section 4.3 Efforts; Operation of the Business. From the Closing Date through the earlier of (i) January 31, 2032, (ii) the payment to the Rights Agent of all Milestone Payment Amounts, if any, pursuant to Section 4.2 and (iii) the date of termination of this Agreement in accordance with Section 6.10:

(a) The Parent and the Company (and their respective successors and assigns) shall, and shall cause their respective Affiliates to, use Commercially Diligent Efforts to achieve each Milestone; provided that this clause (a) does not impose any obligation on Parent to actually achieve any Milestone;

(b) Neither the Parent or the Company (or their respective successors and assigns) nor any of their respective Affiliates shall take any action or fail to take any action with the purpose or intent, in whole or in part, of (i) avoiding or impeding the achievement of a Milestone or the obligation to pay any Milestone Payment Amount or (ii) reducing any Milestone Payment Amount;

(c) Neither the Parent or the Company (or their respective successors and assigns) nor any of their respective Affiliates shall effect any affiliate transaction between the Company, on the one hand, and the Parent or any of its Affiliates (other than the Company or any of its Subsidiaries), on the other hand, in contravention of this Section 4.3; and

(d) Notwithstanding anything herein to the contrary, but subject to the Parent’s obligations as set forth herein, including the obligation of the Parent, the Company and their respective Affiliates to use Commercially Diligent Efforts to achieve each Milestone as set forth herein, the Parent and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to the Parent’s compliance with the terms of this Agreement, the Parent and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of the Parent and its Affiliates and its and their equityholders.

Section 4.4 Books and Records. The Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and the Independent Accountant to determine the amounts payable hereunder.

Section 4.5 Non-Use of Name. The Rights Agent shall not use the name, trademark, trade name or logo of the Parent, its Affiliates (including the Company), or their respective employees in any publicity or news release relating to this Agreement or its subject matter, without the prior express written permission of the Parent, other than (in the case of the name of the Parent, its Affiliates, or their respective employees) with respect to a dispute pursuant to this Agreement between any of the Holders, the Rights Agent, the Parent or its Affiliates.

Section 4.6 Audits.

(a) If, as of December 31, 2027, December 31, 2028, December 31, 2029, December 31, 2030 or December 31, 2031, either of the Net Sales Milestone 1 or the Net Sales Milestone 2 has not been attained, then, within thirty (30) Business Days following such date, Parent shall deliver to the Rights Agent a written notice (an “Expiry Notice”) stating that such Milestone was not attained as of such applicable date and that the applicable Milestone Payment Amount is not payable hereunder to the Holders of such CVR as of such applicable date. The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of any Expiry Notice, send each Holder at its registered address a copy of such Expiry Notice.

(b) During the ninety (90) day period following the delivery of any Expiry Notice in accordance with Section 4.6(a), upon the reasonable written request of the Acting Holders, the Parent shall provide the Acting Holders with the Net Sales Statement for the applicable Calendar Year and shall make its financial personnel reasonably available to a designated representative of the Acting Holders to discuss and answer the Acting Holders’ questions regarding the Net Sales Statement; provided that (x) such Acting Holders enter into customary confidentiality agreements reasonably satisfactory to the Parent with respect to the confidential information of the Parent or its Subsidiaries to be furnished pursuant to this Section 4.6 and (y) such confidential information or access shall not be required to be provided to the extent that such confidential information or access would reasonably be expected to result in the waiver of any attorney-client privilege or violate any applicable law; provided, that the Parent and the Company shall use reasonable best efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the non-disclosure to the greatest extent reasonably possible, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided. The Acting Holders shall have the right to deliver to the Parent and the Rights Agent within ninety (90) days of the delivery of any Expiry Notice to the Holders (each period, a “Review Request Period”) a notice disputing any items set forth in the applicable Net Sales Statement delivered pursuant to this Section 4.6(b) once per Expiry Notice (such notice, a “Dispute Notice”), and thereafter the Acting Holders and the Parent shall, in good faith, try to resolve any items under dispute as set forth in the Dispute Notice. If the Acting Holders and the Parent fail to agree on the item(s) under dispute within fifteen (15) Business Days after the Acting Holders deliver the Dispute Notice to the Parent and the Rights Agent, the Parent and the Company shall permit, and shall cause their respective Affiliates to permit, the Independent Accountant to have access during normal business hours to the records of the Company and its Subsidiaries in respect of the Business as may be reasonably necessary to verify the accuracy of the Net Sales Statement and shall furnish, and shall cause their respective Affiliates to furnish, to the Independent Accountant such access, records, work papers and other documents and information as the Independent Accountant may reasonably request and as may be reasonably necessary to audit the Net Sales Statement and the determination of whether the applicable Milestone was achieved (subject to customary confidentiality agreements and access letters, in form and substance reasonably acceptable to the Parent and excluding information or access which would reasonably be expected to result in the waiver of any attorney-client privilege or violate any applicable law; provided, that the Parent and the Company shall use reasonable best efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the non-disclosure to the greatest extent reasonably possible, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided). The Independent Accountant shall be instructed to come to a final determination with respect to those items set forth in a Dispute Notice within thirty (30) days following the engagement of such Independent Accountant. The Independent Accountant shall act only as an expert and not as an arbitrator and shall be charged to come to a final determination in accordance with the terms of this Agreement regarding the calculation of Annual Net Sales with respect to only those items set forth in the Dispute Notice that the parties disagree on and submit to it for resolution. All other items in the applicable Net Sales Statement that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. The Independent Accountant shall disclose to the Parent and the Acting Holders any matters directly related to their findings to the extent necessary to verify the accuracy or completeness of the applicable Net Sales Statement. The Independent Accountant shall provide the Parent with a copy of all disclosures made to the Acting Holders concurrently with each such disclosures to the Acting Holders and shall provide the Acting Holders with a copy of all disclosures made to the Parent concurrently with each such disclosures to the Parent. The fees charged by the Independent Accountant shall be allocated to and borne by (i) Parent, based on the percentage that the portion of the disputed items determined by the Independent Accountant to be in favor of the Acting Holders bears to the amount actually disputed by the Acting Holders, on the one hand, and (ii) the Acting Holders, based on the percentage that the portion of the disputed items determined by the Independent Accountant to be in favor of Parent bears to the amount actually disputed by the Acting Holders, on the other.

(c) If the Independent Accountant concludes that a Milestone was achieved as of the applicable date in accordance with the terms hereof and the applicable Milestone Payment Amounts were not paid to the Rights Agent, the Parent shall pay or caused to be paid to the Rights Agent such applicable Milestone Payment Amounts within thirty (30) calendar days of the date the Independent Accountant delivers its final written report to the Acting Holders and the Parent. The decision of the Independent Accountant shall be final, conclusive and binding on the Parent and the Holders, shall be non-appealable and shall not be subject to further review, absent manifest error.

(d) If, upon the expiration of a Review Request Period, the Acting Holders have not provided a Dispute Notice to the Parent and the Rights Agent in accordance with this Section 4.6, the calculations set forth in the applicable Net Sales Statement and the determination in the applicable Expiry Notice shall be final, binding and conclusive upon the Holders.

(e) Each person seeking to receive information from the Parent in connection with an audit pursuant to this Section 4.6 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with the Parent or any controlled Affiliate (including the Surviving Corporation) obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

Section 4.7 Change of Control; Sale of the Business. Notwithstanding anything to the contrary in this Agreement, neither the Parent nor the Company, nor any of their respective Subsidiaries, may enter into an agreement providing for, or consummate a Change of Control or a Sale of the Business prior to the termination of this Agreement or the payment of all Milestone Payment Amounts in accordance with this Agreement, whichever occurs earlier, without the prior written consent of the Acting Holders, unless either (at the Parent’s option) (x) the Person acquiring or succeeding to the Parent or the Company (if applicable pursuant to the structure of such Change of Control or Sale of the Business) in connection with such Change of Control or Sale of the Business (i) is a Qualified Buyer and (ii) assumes all of the Parent’s and the Company’s obligations, duties and covenants under this Agreement effective as of the effective time of such Change of Control or Sale of the Business, as applicable, and in an instrument supplemental hereto that is executed and delivered by such Person to the Rights Agent or (y) the Parent and the Company retain their obligations, duties and covenants under this Agreement following such Change of Control or Sale of the Business. Upon or prior to the consummation of any such Change of Control or Sale of the Business, the Parent or the Company will deliver a notice to the Rights Agent (and the Rights Agent will promptly, and in any event within ten (10) calendar days of receipt of such notice, send each Holder at its registered address a copy of such notice) stating that such Change of Control or Sale of the Business, as applicable, complies with this Section 4.7. Upon consummation of a Change of Control or Sale of the Business in accordance with this Section 4.7 in which a Qualified Buyer assumes all of the Parent’s and the Company’s obligations, duties and covenants hereunder, neither the Parent nor any of its Affiliates shall have any further liability or obligation with respect to any Milestone Payment Amounts or otherwise hereunder, and the Parent and its Affiliates shall be fully relieved from any such obligations. If the Company is the Party that undergoes the Change of Control or is sold in a transaction that constitutes a Sale of the Business, and prior to such sale the Company has assumed all of the Parent’s obligations hereunder, the Parent and the Company shall be deemed to have complied with this Section 4.7 (pursuant to clause (x)).

Section 4.8 Intended Tax Treatment. Except to the extent any portion of any Milestone Payment Amount is required to be treated as imputed interest under applicable law (including Section 483 of the Code), the parties hereto agree to treat (a) the CVRs (other than any Equity Award CVRs, or CVRs otherwise received as compensation) for all U.S. federal and applicable state and local Tax purposes as additional consideration for or in respect of the Company Common Stock pursuant to the Merger Agreement, (b) any Milestone Payment Amounts received in respect of such CVRs as amounts realized on the disposition of the applicable CVRs and (c) the Equity Award CVRs for all U.S. federal and applicable state and local Tax purposes as additional compensation for or in respect of such Company Equity Awards, as applicable, pursuant to the Merger Agreement, and none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Entity related to Taxes or for other Tax purposes except as otherwise required by applicable law. The Parent or the Rights Agent, as applicable, shall report imputed interest on the CVRs pursuant to Section 483 of the Code, except as required by applicable law.

ARTICLE V

AMENDMENTS

Section 5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, the Parent, at any time and from time to time, may enter into one or more amendments hereto, solely to evidence the succession of another person to the Parent and the assumption by any such successor of the covenants of the Parent herein as provided in and in accordance with Section 6.3.

(b) Without the consent of any Holders, the Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another person as a successor Rights Agent (in accordance with Section 3.3) and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of the Parent such further covenants, restrictions, conditions or provisions as the Parent and the Rights Agent will consider to be for the protection of the Holders; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws; provided, that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(v) as may be necessary to ensure that the Parent complies with applicable law; provided, that, in each case, such amendments shall not adversely affect the interests of the Holders; or

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse in any respect to the interests of the Holders.

(c) Promptly after the execution by the Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the Parent will, with respect to CVRs held through DTC, transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or, with respect to all other CVRs, will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, the Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Holders of seventy-five percent (75%) of the outstanding CVRs:

(i) modify in a manner adverse to the Holders any provision contained herein with respect to the termination of this Agreement or the CVRs;

(ii) modify in a manner materially adverse to the Holders (A) the time for, and amount of, any payment to the made to the Holders pursuant to this Agreement or (B) the definition of any Milestone;

(iii) reduce the number of CVRs (for the avoidance of doubt other than as automatically set forth herein pursuant to Section 2.7); or

(iv) modify any provision of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby.

(b) Promptly after the execution by the Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Parent will, with respect to CVRs held through DTC, transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or, with respect to all other CVRs, will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3 Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by the Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1 Notices to Rights Agent and the Parent. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) served by an internationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested or (d) sent by email:

If to the Rights Agent, to it at:

[●]

Attention:   [●]

Email:    [●]

If to the Parent or to the Company, to it at:

Biogen Inc.

225 Binney Street

Cambridge, MA 02142

Attention:   Chief Legal Officer

Email:   [**]

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, NY 10001

Attention:  Aaron M. Gruber

      Bethany A. Pfalzgraf

      Ryan J. Wichtowski

Email:    [**]; [**]; [**]

or to such other Person or addressees as has or have been designated in writing by the party to receive such notice provided above. Any notice, request, instruction or other communication or document given as provided above shall be deemed given to the receiving party (w) upon actual receipt, if delivered personally, (x) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (y) three (3) Business Days after deposit in the mail, if sent by registered or certified mail or (z) when delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto). Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication or document otherwise given in accordance with this Section 6.1.

Section 6.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) (i) with respect to CVRs held through DTC if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or (ii) mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 6.3 Parent Successors and Assigns. The Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (a) one or more wholly-owned subsidiaries of the Parent but only for so long as any such entity remains a direct or indirect wholly-owned subsidiary of the Parent or (b) an acquiror in connection with a Change of Control of the Parent or a Sale of the Business in accordance with Section 4.7 of this Agreement (each such assignee in the preceding clauses (a) and (b), an “Assignee”); provided, that in the case of clause (a) and, only to the extent in accordance with clause (y) of Section 4.7, clause (b), the Parent remains jointly and severally liable. Any such Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as the Parent pursuant to this Section 6.3. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parent’s successors. Any attempted assignment of this Agreement in violation of this Section 6.3 shall be void and of no effect. The Rights Agent may not assign this Agreement without the Parent’s and the Acting Holders’ written consent.

Section 6.4 Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any person (other than the Rights Agent, the Parent, the Parent’s successors and assignees and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, the Parent, the Parent’s successors and assignees and the Holders. The rights of Holders are limited to those expressly provided in this Agreement which shall be exercised only by the Acting Holders. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and the Parent, which notice, if given, shall be irrevocable, and the Parent may, in its sole discretion, at any time offer consideration to the Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

Section 6.5 Limitations on Suits by Holders. No individual Holder or group of Holders shall have any right under this Agreement to commence proceedings under or with respect to this Agreement, and such rights may only be exercised by the Acting Holders in accordance with, and subject to the limitations set forth in, this Agreement. Any action brought by the Acting Holders shall be subject to Section 6.6 and Section 6.9, the terms of which shall apply to such Acting Holders, as applicable, and such action mutatis mutandis. The Acting Holders shall have the right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement. In any such action, the Acting Holders shall be deemed to represent all Holders. Amounts collected by the Acting Holders in any action in which the Acting Holders are deemed to represent all Holders shall be paid first to reimburse the legal fees and other reasonable costs and expenses incurred by the Acting Holders in connection with such action and the balance shall be distributed to all Holders. The Acting Holders, in acting pursuant to this Section 6.5 on behalf of all Holders, shall have no liability to any other Holders for any such actions.

Section 6.6 Governing Law. This Agreement, the CVRs and any action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby, or the negotiation, execution or performance hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 6.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 6.8 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Section 6.9 Jurisdiction; Waiver of Jury Trial.

(a) Each party hereto expressly submits to the personal jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United

States of America within the State of Delaware) (the “Chosen Courts”), in the event any dispute between the parties hereto (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (b) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim, and (c) agrees that it shall not bring any claim, action or proceeding against any other parties hereto relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each party hereto hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 6.1, such service to become effective ten (10) days after such mailing.

(b) EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.9.

Section 6.10 Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder, and no payments will be required to be made, upon the earliest to occur of (a) the complete payment in full of all Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery to the Rights Agent of a written notice of termination duly executed by the Parent and Holders of seventy-five percent (75%) of the outstanding CVRs and (c) if (and only if) Parent has complied with its obligations under Section 4.6 in all material respects, June 30, 2032; provided that, in the case of the foregoing clause (c) if there is any pending Dispute Notice or ongoing action (whether in contract or in tort or otherwise) arising out of or relating to this Agreement properly brought hereunder by the Acting Holders prior to the termination hereof, this Agreement will not terminate until there is (i) in the case of a Dispute Notice, a final decision of the Independent Accountant pursuant to Section 4.6 or a settlement between the Parent and the Acting Holders and payment by the Parent to the Rights Agent of any applicable Milestone Payment Amounts determined by the Independent Accountant or such settlement, as applicable, to be payable to the Holders or (ii) in the case of such an ongoing action, a final non-appealable order on such action from a court of competent jurisdiction or a settlement between the Parent and the Acting Holders.

Section 6.11 Entire Agreement. This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersede all prior agreements, written or oral, among the parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and be controlling with respect to CVR matters only and the Merger Agreement shall govern and be controlling with respect to all matters unrelated to CVRs.

Section 6.12 Obligation of the Parent. The Parent shall cause the Company to duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to the Company under this Agreement. The Parent and the Company shall be jointly and severally liable for the performance and satisfaction of each of their respective covenants, obligations and liabilities hereunder. As material inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Company hereby irrevocably and unconditionally guarantees the due and punctual performance of all obligations of the Parent hereunder, including the Parent’s obligations under Section 2.4 and Section 4.2, in each case when, as and if due (collectively, the “Company Guaranteed Obligations”). To the fullest extent permitted by applicable law, the Company hereby expressly waives any and all rights and defenses arising by reason of any applicable laws other than any defenses available to the Parent. Without limiting the generality of the foregoing, the Company expressly waives: (i) notice of the acceptance by the Holders of this guarantee; (ii) notice of the non-performance of all or any of the Company Guaranteed Obligations; (iii) presentment, demand, notice of dishonor, protest, notice of protest and all other notices whatsoever, in respect of any or all of the Company Guaranteed Obligations (except notices required to be given hereunder); and (iv) any defense arising by reason of any claim or defense based upon an election of remedies, including the failure or delay in exercising remedies against the Parent by the Holders which in any manner affects any of its rights to proceed against the Company, other than any claims or defenses available to the Parent. The Company agrees that this guaranty is one of payment, not merely of collection and not merely that of a surety, and that the Acting Holders shall not be required to pursue any right or remedy they may have against the Parent under this Agreement or otherwise or to first commence any proceeding or obtain any judgment against the Parent in order to enforce this Section 6.12. For the avoidance of doubt, this Section 6.12 shall survive for so long as the obligations of the Parent hereunder are outstanding. Notwithstanding anything to the contrary in this Section 6.12, this Section 6.12 shall be enforceable only by the Acting Holders. Nothing set forth in this Section 6.12 shall expand the obligations of the Parent hereunder or the rights of the Acting Holders hereunder.

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CONFIDENTIAL

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BIOGEN INC.

By:
Name:
Title:

APELLIS PHARMACEUTICALS, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title: